RECEIVED

2008 JUL 15 A 10: 59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

Our reference BB/jcd
Date July 7, 2008

08003785

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode June 2008 and the Pricing Supplements of June 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

PROCESSED
JUL 17 2008
THOMSON REUTERS

Rabobank

Rabobank in business

Commodity prices leave farmers hopeful

3-6-2008 | Other news

Despite high farm input prices and sparse autumn rainfall, farmers are leaning on the support of historically high commodity prices and an expectation of favourable seasonal conditions ahead, according to the latest quarterly Rabobank Rural Confidence Survey.

Results at a Glance:

Australian farmer confidence has eased this quarter, but remains at a positive level.

Rising input costs – along with concerns about drought – had the biggest impact on confidence levels.

Grain growers, particularly those in Western Australia, were found to be the most confident this quarter, with 54 percent expecting conditions to improve.

In line with the easing of headline confidence, income expectations and investment intentions have also moderated.

Of those farmers who believe they may have a future need for succession planning, just 12 percent have a formal succession plan documented and in place.

Cautious optimism
Rabobank General Manager Rural Australia Peter Knoblanche said, "Cautious optimism appears to be the prevailing sentiment. It is encouraging to observe the grain belts of Western Australia have experienced a positive combination of factors for the start of the season."

Historically high prices drop
While global agricultural prices remain at high levels for most commodities in historical terms, there has been a significant pull back in prices from the extreme highs reached in March. World wheat prices have been most affected, falling by 40 per cent since March, with world sugar and cotton prices falling 28 per cent and 24 per cent respectively over the same period.

Input costs top the list
The survey found that rising input costs were the main concern for those farmers who had reduced confidence levels. The drought and strong Australian dollar were also 'top of mind'.

"Although no one wants the additional difficulties and risks associated with increased input costs such as fertiliser, fuel and chemicals, most farmers should continue to be able to manage them because of the strong prices most commodities are able to command," Knoblanche said.

"However, this is contingent on positive seasonal conditions in order to achieve good production, and also of course on commodity prices remaining at high levels," said Knoblanche.

A definitive monitor of outlook and sentiment in Australian rural industries, the Rabobank Rural Confidence Survey

questions approximately 1200 farmers across a wide range of commodities and geographical areas throughout Australia on a quarterly basis.

Related information

Rabobank Australia

Australia Rural Confidence Survey May 2008

Rabobank

Rabobank in business

Which way the wind blows

4-6-2008 | Other news

Installed onshore wind capacity in the European Union (EU) is poised to maintain a rapid growth in the short to medium term, says Maartje van den Berg from Rabobank's Food & Agribusiness Research and Advisory (FAR) in a new wind energy report. Fastest growth is, however, expected to shift from traditional wind energy markets such as Germany to emerging ones, including Ireland and France.

Thanks to its huge physical wind potential, Ireland has an enormous growth prospective for wind energy. Spain has maintained a longstanding support for wind energy. While Germany has the world's largest installed wind power production base, the UK, France, the Netherlands and Italy are the other prime producers of wind energy.

Even though the conditions in the various countries are very different, the report concludes that all analysed countries have considerable potential for further development of onshore wind farms at different levels and stages.

Using wind to cut EU emissions
The EU is looking to cut greenhouse gas emissions by 20 percent twelve years from now. Rabobank, which has been active in the Dutch wind energy market since the 1980s, is convinced wind energy will play a critical role in reaching this goal. Wind energy is presently the only renewable power source that combines relatively low cost, technological maturity and relatively short lead times.

Success factors
Wind-farm development success is determined by factors that fall under two headings: Can they be built (or are they allowed to be built)? And, will they make money?

"The main issues determining whether or not an onshore wind turbine in Europe will be built are whether a permit is granted – which depends on legislation, procedures and public opinion – and whether grid access can be obtained," says Van den Berg.

Restrictions and procedures
Negative public opinion coupled with endless planning restrictions could potentially cause severe slowdowns in investment pace. Also, improved grid access and more transparent authorisation procedures would boost market expansion especially in promising markets such as Turkey and Poland.

Whether a wind farm can make money depends on wind conditions at the chosen site and on economical factors, such as the price for the electricity generated, and financial support systems in the chosen country.

"Forms of financial government support, such as feed-in tariffs or renewable energy quota combined with green certificates trading, are still essential for providing investor security, and for improving the economic viability of wind farms," said Van den Berg.

Related information

Food & Agribusiness Research

Rabobank

Rabobank in business

Rabobank: Recession in the US, but not in the Netherlands

5-6-2008 | Press Release

Economic growth will decelerate worldwide this year as a result of the credit crisis. However, with the exception of the US, this slowdown is not expected to lead to a recession. Economic growth is forecast to pick up again in 2009. Rabobank made these statements in the June edition of its Economic Quarterly Report published today. The Dutch economy will perform better than the other countries in the eurozone both in 2008 and 2009. Structural growth in the Netherlands will, however, decline to a somewhat lower rate in the years ahead.

No recession in the eurozone
The recession in the US will cause growth in Europe to fall to 1¾% in 2008. This lower rate of growth is also attributable to the strong euro that has negatively affected the competitive position of European companies. This will still not, however, push the European economy into a recession. Rabobank is furthermore moderately optimistic regarding the US economy. While the Rabobank economists believe the US dipped into recession in the first quarter of this year, they expect that this recession will be short-lived and not overly deep.

Dutch economy is set to slow down
Economic growth in the Netherlands will fall to 2½% this year. This clearly above average growth figure conceals a more considerable underlying growth slowdown throughout the entire year. The still relatively high increase in gross domestic product is attributable to the forceful carry-over effect of the strong development in the second half of 2007. Economic growth will still remain clearly above 2% in 2009.

Inflation returns, particularly in the Netherlands
Rabobank is less optimistic regarding the inflation outlook. The bank detects a rising rate of inflation worldwide. The primary cause of this global rise in inflation, i.e. much higher energy and food prices, lies outside of the central banks' sphere of influence. The central banks must nonetheless take measures to ensure a second round of inflation does not emerge that would also drive up the prices of other products. The Rabobank economists observe with concern that monetary policy in many countries, certainly in emerging markets, currently still remains too relaxed.

While the inflation rate in the Netherlands is still currently well below the European average, this is set to change drastically in the months ahead. There consequently exists a very real danger that higher inflation in the Netherlands will place considerable upward pressure on wages and that this will in turn lead to further inflationary pressure.

Dollar will rise, but not for long
The Rabobank economists furthermore expect the U.S. dollar to regain some strength over the coming period. This is good news for the Netherlands' exporters. The dollar's recovery will, however, be only short-lived. Rabobank expects the U.S. currency to fall further against the euro in the somewhat longer term.

The Economic Quarterly Report (in Dutch) can be downloaded at www.rabobankgroep.nl/kennisbank

Download The Economic Quarterly Report (in English)

The Economic Quarterly Report (English)

Rabobank

Rabobank in business

World standard currencies: will the euro be next?

5-6-2008 | Other news

Recently, I discussed the future of the dollar. My conclusion was that the world economy is approaching the end of the dollar era. It will certainly take a couple of years or even longer to get there, but the time of the US-dollar as the world's anchor currency is coming to an end. The following question of course is: what next?

To answer this question, it is important to understand the circumstances in which a currency can rise to the position of the world's foremost value standard. If we glance back in time, in previous centuries there have been two currencies that have played a role comparable to that of the US dollar after WWII.

The first was the Dutch guilder during the 17th century, the Dutch Golden Century. The Dutch GDP at that time was only a modest 1% of world GDP. However, its GDP per capita was the highest in the world. The Netherlands had one of the best developed financial centres and its maritime power gave it a military and political influence far beyond its share in world GDP and population. Finally, an open attitude to international trade underpinned the position of the guilder as the Western hemisphere's foremost currency.

Later, in the 19th century the British pound sterling became the world's first true global currency. The UK's GDP at the end of the 19th century was more than 9% of the world GDP. This was half the share of China, but including the rest of the Empire, this share substantially increased to comfortably more than 25%. Again, a high GDP per capita, well-developed financial institutions, an open attitude to trade and the Royal Navy ruling the waves underpinned the prominence of the sterling. Just as in the Dutch case, this position gradually eroded, and a shock, in the British case WWI, accelerated the currency's decline.

The US position immediately after WWII was comparable to the heyday of the British Empire. Dominant in all economic, financial, military and political aspects with no real competition in the free world, the position of the dollar was uncontested.

Today's situation is rather different. Although the strength of the dollar has fundamentally eroded, the positions of Europe, Japan, China or India are a long way from anything that resembles the dominance of 19th century Britain or 20th century America.

What does this mean for the global currency markets? First, that the dollar will only slowly give up its importance. Secondly, that we are entering a situation in which the world financial architecture no longer has a single anchor currency. We are entering uncharted waters.

Dr. Wim Boonstra, Chief Economist Rabobank Group

Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.

Previous columns by Dr. Wim Boonstra

Dollar recovery ahead?
Dutch housing market: solid as a rock

Rabobank

Rabobank in business

Rabobank opens new branch in Tasmania

10-6-2008 | Other news

Rabobank Australia has opened a new office in Hobart, Tasmania. Branch Manager Daniel Tribolet said that substantial growth within the region's farming industry has necessitated the expansion.

"Rabobank's commitment to farmers in Tasmania has seen the bank steadily grow its customer numbers, especially in the last four years," said Rabobank Australia State Manager Victoria and Tasmania Mark Bennett. "Establishing a physical presence in Hobart will enable us to service our clients at a local level from within the community."

Mr Bennett also added that Branch Manager Daniel Tribolet would provide a great balance of local knowledge and banking experience to lead the business from the newly established premise in the area. From a farming background in Hobart, Tribolet said that significant growth within the state has necessitated the expansion, in addition to the main Rabobank office based in Lauceston which services the state.

"The culture at Rabobank is truly unique and is very much based on the premise that you need to spend time with individual clients in order to get to know the intricacies of their businesses and the specific challenges they face," said Mr Tribolet, adding that the presence of the new branch will be able to foster this culture.

The serviced office is located in the Hobart Corporate Center, Level 3, 85 Macquarie Street, Hobart.

Visit Rabobank Australia

Rabobank Australia

Rabobank

Rabobank in business

Seeing the light of being carbon neutral

11-6-2008 | Other news

Rabobank will be carbon neutral. For 2007, the internal, direct carbon footprint of the Rabobank Group was calculated and will be compensated this summer. Head of Corporate Social Responsibility Bart Jan Krouwel, discusses what is being done to decrease Rabobank's direct impact on the environment.

In the Netherlands, Rabobank is using 70 million euros a year for electricity, heating, lighting, as well as leased and business car mileage. Reducing this by 10% will save 7 million euros and decrease our impact on the environment.

Rabobank uses 100% green energy in the Netherlands, so we are already doing something to have fewer emissions. For the emissions we do put out, we are buying carbon credits to compensate.

Is that the way to move forward? In my opinion, no.

Of course, buying carbon credits to compensate our emissions is a good thing. Still, buying compensation for our environmental impact is dealing with the consequences, not solving them or avoiding them.

Carbon credits are a cost point for the bank. Buying carbon credits costs a lot of money. If we reduce our emissions, we have to buy fewer credits, then we are saving money.

We are developing programs and incentives to reduce emissions, save energy and to involve and encourage employees in the process of reducing energy consumption.

What can you do today to lighten the corporate carbon footprint? It is easy to start. Look around, do I need this lamp? Do I need to have the computer on? Etc.

Every morning I come to work and a lot of lights are on in the meeting rooms and in the halls. Nobody is here. Again, late in the evening, there is nobody here. Why are we using this energy? The world now has all kinds of technology which can react to heat, movement and turn the lights on and off. Why don't we have that?

A lot of people come into the working space and automatically turn on the light and the computer. Why do you need that light? Is your computer on all day?

I want to raise awareness. I would like to show that you can still be alive and survive without having the computer on all day.

Take your own responsibility. Start today. Just turn off the light.

Bart Jan Krouwel
Head of Corporate Social Responsibility

Related information

What's the point of sustainability?
"CSR is not idealism. CSR is business"
Corporate Social Responsibility
Rabobank Group Sustainability Report 2007

Rabobank

Rabobank in business

The cost of protecting Asian rice stocks

13-6-2008 | Other news

Restrictions on rice exports recently witnessed, primarily in Asia, have caused nervous excitement in the world rice market. "Rice is Asia's 'bread and butter'. Governments in Asia have always been protective of this industry as it is a main staple for most countries here in the region," says Brady Sidwell of Rabobank's Food & Agribusiness Research and Advisory (FAR) team in Asia.

In short supply
When rice supplies are short as seen from the record low stock levels globally, countries have to make a decision to either import more and/or export less. "In recent months, inflationary fears which have seen rice prices treble, have resulted in a tightening of borders through a mixed approach of reduced import tariffs and elevated taxes on exports of rice in the likes of Thailand, China, Vietnam and India," says Sidwell.

Controlling rice stocks
"Governments across Asia are trying to protect and control their rice stocks in the short term. However, when hoarding and restrictions start, import dependent countries like the Philippines, the world's largest importer, take actions which can exacerbate the situation in the longer term. Some Asian countries, such as Malaysia and Indonesia, have even resorted to fixing rice prices," says Sidwell. "The record world rice crop this year should help to relieve upward pressure on rice prices though trade barriers could prove troublesome to the key import markets."

Trade restrictions
Although export trade restrictions are being put in place to rebuild rice stocks and provide some reassurance for food security, the exercise is toying with price dynamics to the detriment of farmers, processors and traders in the restricted areas. "Where the rest of the world's rice farmers may make money this year with rice crops, Asian farmers may have to settle for lower prices if export restrictions continue," says Sidwell.

Lowering price to farmers
"In some Asian countries, rice processors and traders have been blocked from selling rice to other countries. If traders can no longer export rice to Europe, for example, they have to sell it locally, which often does not get the same high price. Thus, local processors and traders have less incentive to pay farmers more despite a rising market price for rice," explains Sidwell.

Driving prices even higher
The Rabo analyst continues, "If you pay the farmer less amid rising costs for inputs, producers have little or no incentive to continue planting this crop if unable to capture the return from higher market prices. Thus, the rational response from farmers will be to plant a crop where expected margins are highest," says Sidwell. "Price and trade restrictions may, therefore, result in crop substitution away from rice. Consequently, negative supply side effects from fewer planted acres could continue, driving rice prices even higher," says the food and agri analyst.

"As the old adage rings, the best cure for higher prices, are higher prices. When prices are high, then farmers plant more, and a rebalancing of supply and demand is achieved. It's simple economics which trade restrictions can disrupt," notes

Sidwell.

Related information

Food & Agribusiness Research

Rabobank

Rabobank in business

Rabobank acquires 35% in Banque Populaire du Rwanda

13-6-2008 | Press Release

Following several rounds of successful negotiations, Banque Populaire du Rwanda (BPR) and Rabo Development signed a number of agreements on June 12th that will give Rabobank a 35% interest in BPR.

BPR, established in 1975, is Rwanda's leading retail bank with a nationwide network of approximately 130 branches and outlets throughout the country. Although BPR recently changed from a co-operative to a corporate structure, it has remained true to its co-operative roots, by retaining its widespread shareholder base of clients from throughout the country. The bank is unique in that over 600,000 client-shareholders jointly own the 65% majority of the bank.

The Rabo Development initiative started four years ago and has built on the long and successful co-operative history and tradition of the Dutch Rabobank Group. Rabo Development's mission is to help financial institutions in developing countries evolve into fully fledged, financially sustainable retail banks with a rural orientation. As part of this initiative, it acquires a minority interest in the capital of the partner bank and assigns senior Rabobank managers to the Board and the Management Team, who work closely with local managers. Rabobank also provides comprehensive technical assistance, allowing it to share its expertise with the partner bank.

Although Rabo Development is the strategic and largest shareholder in most of its ventures, it does not acquire a majority interest, as it wants the partner banks to remain largely locally owned. A good relationship with the local stakeholders and agreement on the mission and strategy of the bank are key ingredients for the partnership. Developing a strong, nationwide branch network and providing rural access to finance are crucial elements of this approach.
BPR will be Rabo Development's 6th partner bank following successful partnerships in Tanzania (National Microfinance Bank), China (United Rural Co-operative Bank of Hangzhou), Zambia (Zambia National Commercial Bank), Mozambique (Banco Terra) and Paraguay (Banco Regional).

The partnership with BPR is very special considering our mutual co-operative roots and the many similarities between our organisations. The Royal Netherlands Embassy in Kigali is showing its support for the partnership by making a substantial contribution towards the technical assistance costs.

"We are impressed by what BPR has already achieved in the recent past," Arnold Kuijpers, Managing Director of Rabo Development, commented. "The commitment of the Board of BPR and the support of the Central Bank to accommodate our partnership have been equally impressive." Mr. Manasse Twahirwa, Chairman of the Board of BPR stated: "We consider it an excellent opportunity to partner with Rabobank in order to make substantial progress in developing the Banque Populaire du Rwanda in the years to come."

Related information

Banking in developing countries

Rabobank

Rabobank in business

Reappointment and resignation of members of the Rabobank Nederland Supervisory Board

23-6-2008 | Press Release

The General Meeting of Rabobank Nederland approved this afternoon (Thursday, 19 June 2008) the reappointment of Sjoerd Eisma, Paul Overmars and Bernard Bijvoet as members of the Supervisory Board of Rabobank Nederland. All three of the above members were scheduled to step down by rotation. They have been nominated for reappointment due to their experience and qualities.

Teun de Boon has decided not to stand for re-election and will step down as supervisory director. He will remain affiliated with Rabobank as an advisor for Rabobank Development. Mr de Boon's resignation means the Supervisory Board currently consists of 13 members. There is one vacancy that will be filled in 2009.

The current supervisory directors of Rabobank Nederland are: Lense Koopmans (chairman), Antoon Vermeer, Sjoerd Eisma, Leo Berndsen, Bernard Bijvoet, Louise Fresco, Rinus Minderhoud, Paul Overmars, Herman Scheffer, Martien Tielen, Aad Veenman, Cees Veerman and Arnold Walravens.

Supervisory Board

Supervisory Board

Rabobank

Rabobank in business

New FAR podcast explores U.S. Dairy market

24-6-2008 | Other news

A new Rabobank podcast examines some causes for this celebration, such as growth in specialty products and an increase in dairy exports.

In the podcast, Rabobank Dairy Analyst and Food & Agribusiness Research and Advisory Managing Director Debbie Perkins, explores the current U.S. dairy market, the growth of specialty products and export opportunities. Listen to the full podcast online at www.RabobankAmerica.com/Rabocast.

Perkins said interest in the dairy market is at an all-time high because, "we saw record prices in the international market at the end of 2007 as well as high prices in the U.S. domestic market." However, this may not equate to continued expansion in the market as feed prices, labor costs and energy costs continue to rise.

Over production or reduction
"There has been a lot of concern in the sector as to whether the over production that could occur as a result of farmers expanding would mean the prices could come down," said Perkins. Instead, the increased costs are likely to lead some farmers to reduce their herds, and it means "we will see a significant reduction in milk production growth for the second half of 2008."

On the demand side there are areas of the dairy sector that are growing. "We're seeing the strongest growth in some of the newest categories to the dairy sector such as yogurt and specialty cheeses," said Perkins.

Increased export production
Another area where the U.S. dairy sector is experiencing growth is in its exports. "The U.S. share of production that is being exported has increased from about 5 percent in 2002 up to 10 percent in 2007," said Perkins.

One reason for the growth is the increased production. While some of that goes to the domestic market, there is additional supply available for export. Additionally, there has been strong demand on the international market – especially in developing countries with increased populations. However, "key exporters such as the European Union, Australia and New Zealand have not been able to increase their production to meet the increased demand," said Perkins.

Focus needed for the long term
While international success for U.S. dairy producers is influenced by what happens in other key regions, in the long-term, there is a "great opportunity for the United States, but, if they are to succeed, they really have to make it a focus," said Perkins.

To do that, companies would have to make changes. For example, they would need to alter their packaging to metric measurements to match buyer expectations. "The U.S can't afford to see the international market as somewhere to dump their extra supply. They need to make it a focus. And, if they do that, they have a good opportunity to be successful in the longer term," said Perkins.

More information

Rabobank America
Listen to all Podcasts on Rabobank America

Rabobank

Rabobank in business

Fresh legs for Tour de France

25-6-2008 | Press Release

The Rabo ProTeam will be starting in the Tour de France this coming 5 July in Brest, with Sébastian Langeveld, Pieter Weening and others, but without Thomas Dekker.

The full cycling team roster is: Denis Menchov, Laurens ten Dam, Pieter Weening, Oscar Freire, Juan Antonio Flecha, Sébastian Langeveld, Koos Moerenhout, Bram Tankink and Joost Posthuma. Team leaders are Erik Breukink and Erik Dekker. "We're going with the best nine riders at this point."

Leader Denis Menchov is continuing his preparations for the Tour this week, and will be test riding the two Pyrenees stages this Thursday and Friday with Koos Moerenhout and team leader Erik Breukink. Last week, the Russian went over the three Alps trials closely, giving particular attention to the unfamiliar stage that includes the completely unknown Alpine giants Lombarda and Bonnette. The leader for the flat stages, Oscar Freire, proved to be in good form in the Tour de Suisse, with a victory in the first stage.

Sébastian Langeveld and Laurens ten Dam are the new faces on the team. By way of precaution, Langeveld dropped out of the Tour de Suisse early, but was able to resume training immediately upon his return to the Netherlands and has had no problems since.

This will be the fourth start for Pieter Weening. Weening missed the entire pre-season, and only came into action for the first time in mid-May at Dauphiné Libéré. For Weening, the selection for the Tour despite the late start was a very pleasant surprise. "I'm very happy about it, of course. Spring was really hard, but things really started to come together in Dauphiné. And it felt great."

Rabo Cycling News site

Cycling news

Rabobank

Rabobank in business

New Rabobank report: U.S. cotton outlook encouraging

30-6-2008 | Other news

The long-term outlook for American cotton production appears bullish with an improved U.S. economy and changes in the global sector, argues Rabobank in a new report, "U.S. Cotton."

"This ailing patient, the U.S. cotton sector, shows every sign of a great recovery – it just may need at least another year to recuperate," said report author and Rabobank Food & Agribusiness Research and Advisory (FAR) Vice President Michael Whitehead. "While the long-term outlook for the cotton sector in the United States is favourable, the sector may still endure some pain before things improve."

U.S. cotton acreage fell by almost 30 percent in 2007-08, to about 11 million acres – its lowest level in 20 years. According to 2008-9 forecasts, cotton acreage is likely to continue tumbling, further falling by 13 percent to just over 9.4 million acres – the lowest level since 1983.

Major cotton-growing regions were hit most as California and Arizona each saw a 21 percent production fall while the Delta region (Arkansas, Louisiana, Mississippi, Missouri and Tennessee witnessed a 35 percent drop.

The figures are likely to fall further.

"Acres in the Delta region are likely to see a larger decrease, approximately 30 percent, a change which would see that region losing over half its cotton area in just two years," said Whitehead adding that decline in other areas is not expected to be as severe.

While cotton production in China and India have outperformed the United States, continued urbanisation is likely to affect production in China and India, leaving the United States well-positioned to maintain a viable cotton growing segment.

Water scarcity will likely dent potential production in Australia, Uzbekistan and Africa, further providing another point of promise to U.S. production.

Better still, the U.S. stands ready to benefit as China and India gradually reroute their efforts to bolster food production so as to keep pace with rising incomes and populations.

Furthermore, the anticipated economic upturn could galvanise overall demand for U.S. textile and cotton, argues the report.

Related information

Rabobank America

Food & Agribusiness Research

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1905A
TRANCHE NO: 1

ZAR 500,000,000 12.50 per cent. Fixed Rate Notes 2008 due 10 December 2009

Issue Price: 100.50 per cent.

ABN AMRO
Deutsche Bank
RBC Capital Markets

The Royal Bank of Scotland
KBC International Group
UBS Investment Bank

The date of these Final Terms is 5 June 2008

A09479680

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1905A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 500,000,000
	(ii)	Tranche:	ZAR 500,000,000
5	Issue Price:		100.50 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	ZAR 5,000
	(ii)	Calculation Amount:	ZAR 5,000
7	(i)	Issue Date:	9 June 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 December 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up		No

	Note, there will be no gross-up for withholding tax)		
10	Interest Basis:		12.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	12.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	10 December in each year commencing on 10 December 2008 and ending on the Maturity Date For the avoidance of doubt, there will be a short first coupon payable on 10 December 2008 in respect of the period from and including 9 June 2008 to but excluding 10 December 2008 (the "Short First Coupon")
	(iii)	Fixed Coupon Amounts:	ZAR 625 per Calculation Amount
	(iv)	Broken Amount:	ZAR 314.21 per Calculation Amount in respect of the Short First Coupon
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA) (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	10 December in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ZAR 5,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event in (condition 7(*h*) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) Condition 7(*i*).	Not Applicable
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition	Yes

10(*f*)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET, London and Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and *reconventioning* provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing

system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **KBC Bank NV** Havenlaan 12 GKD/8742 1080 Brussels Belgium **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	ABN AMRO Bank N.V.
	(iii)	Managers' Commission:	0.875 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Republic of South Africa Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription

		or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of ZAR 1 = EUR 0.083168, producing a sum of (for Notes not denominated in Euro):	EUR 41,584,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 9 June 2008.
(iii)	Estimate of total expenses related to admission to trading:	EUR 965

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer

advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 497,500,000
(iii)	*Estimated total expenses:*	ZAR 5,000,000 (comprising a combined management and underwriting commission and selling concession)

6	**Yield** *(Fixed Rate Notes Only)*	12.2467 per cent. per annum
	Indication of yield:	This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0367699633

	(iii)	*Common Code:*	036769963
	(iv)	German WKN-code:	Not Applicable
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		Applicable
(i)	Time period during which the offer is open:		30 days from 9 June 2008
(ii)	Description of the application process:		Not Applicable
(iii)	Description of possibility to reduce subscriptions:		Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:		Not Applicable
(v)	Minimum and/or maximum amount of application:		Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:		Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:		Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the *negotiability of subscription rights and the treatment of* subscription rights not exercised:		Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1643A

TRANCHE NO.: 5

EUR 200,000,000 3.750 per cent. Fixed Rate Notes 2008 due 15 September 2009

(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006, the Issuer's EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006, the Issuer's EUR 450,000,000 3.750 per cent. Fixed Rate Notes 2007 due 15 September 2009 issued on 28 February 2007 and the Issuer's EUR 100,000,000 3.750 per cent. Fixed Rate Notes 2008 due 15 September 2009 issued on 17 April 2008)

Issue Price: 98.09 per cent. (Tranche 1A)

Issue Price: 98.1935 per cent. (Tranche 1B)

(plus 276 days' accrued interest from and including 15 September 2007 to but excluding 17 June 2008)

Rabobank International

The date of these Final Terms is 13 June 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular May 31, 2006 (the "**2006 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 13, 2008 (the "**2008 Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2006 Offering Circular and the 2008 Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the 2006 Offering Circular and the 2008 Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2006 Offering Circular and the 2008 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2006 Offering Circular and the *2008 Offering Circular are available* for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1643A
	(ii)	Tranche Number:	5
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 3,000,000,000
	(ii)	Tranche 1A:	EUR 100,000,000
	(iii)	Tranche 1B:	EUR 100,000,000
			(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006, the Issuer's EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006, the Issuer's EUR 450,000,000 3.750 per cent. Fixed Rate Notes 2007 due 15

		September 2009 issued on 28 February 2007 and the Issuer's EUR 100,000,000 3.750 per cent. Fixed Rate Notes 2008 due 15 September 2009 issued on 17 April 2008)
5	Issue Price:	In respect of EUR 100,000,000 of the aggregate nominal amount **("Tranche 1A")** the Issue Price will be 98.09 per cent. of the Aggregate Nominal Amount In respect of EUR 100,000,000 of the aggregate nominal amount **("Tranche 1B")** the Issue Price will be 98.1935 per cent. of the Aggregate Nominal Amount (plus 276 days' accrued interest from and including 15 September 2007 to but excluding 17 June 2008)
6	Specified Denominations:	EUR 1,000
7	(i) Issue Date:	17 June 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	15 September 2007
8	Maturity Date:	15 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3.750 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.750 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	15 September in each year commencing on 15 September 2008 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	EUR 37.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006, the EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006, the EUR 450,000,000 3.750 per cent. Fixed Rate Notes 2007 due 15 September 2009 issued on 28 February 2007 and the and the Issuer's EUR 100,000,000 3.750 per cent. Fixed Rate Notes 2008 due 15 September 2009 issued on 17 April 2008 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court One Queenhithe London EC4V 3RL United Kingdom If the sole Manager in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 17 June 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 750

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds (Tranche 1A)	EUR 100,917,868.85
(iii)	Estimated net proceeds (Tranche 1B)	EUR 101,021,368.85
(iv)	Estimated total expenses:	None

6 Yield (Fixed Rate Notes Only)

Indication of yield:	Tranche 1A: 5.36 per cent. per annum Tranche 1B: 5.271 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code:	XS0370858044
	(b) ISIN Code:	XS0267319761

(ii)	(a) Temporary Common Code:	037085804
	(b) Common Code:	026731976
(iii)	(a) Fondscode:	15833
(iv)	German WKN-code:	A0TWVJ
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1911A
TRANCHE NO: 1
USD 10,000,000 *Callable Zero Coupon Notes* 2008 due 19 June 2038

Issue Price: 100 per cent.

Fortis Bank NV/SA

The date of these Final Terms is 17 June 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the *Paying Agent in Luxembourg, Amsterdam and Paris and* www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in *light of its own circumstances*. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, *the resulting effects* on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1911A
	(ii)	*Tranche Number:*	1
3	Specified Currency or *Currencies:*		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	19 June 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 June 2038

9	*Domestic Note: (if Domestic* Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	*Redemption/Payment Basis:*	*750.6261 per cent. of the Principal Amount* at the Maturity Date. (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	See Redemption Price Schedule in the Appendix
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(iii) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(v) Amortisation Yield (Condition 7(*b*)):	6.95 per cent. per annum
	(vi) Day Count Fraction (Condition 1(*a*)):	30/360
	(vii) Any other formula/basis of determining amount payable:	See the Redemption Price Schedule in the Appendix.
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency Note Provisions***	*Not Applicable*

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(viii) Optional Redemption Dates:	The Note is callable annually on the anniversary date, for the first time, one (1) year from the *Issue Date*
	(ix) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	See the Redemption Price Schedule in the Appendix

	(x)	If redeemable in part:	Not Applicable
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(xi)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		See the Redemption Price Schedule in the Appendix
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	1.	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	2.	Redemption for taxation reasons permitted on days	Yes

	other than Interest Payment Dates (Condition 7(*c*)):	
	3. Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Fortis Bank NV/SA Montagne du Parc, 3 1000 Brussels, Belgium
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Hong Kong. The Notes have not been and may not be offered or sold in Hong Kong by means of any document other than: (i) to persons whose ordinary business is to buy and sell shares and debentures (whether as principal or agent) pursuant to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "CO"); or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder ("SFO"); or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the CO or which do not constitute an offer to the public within the meaning of the CO. Unless permitted to do so under the laws of Hong Kong, no person may issue or have in his/her possession for the purposes of issue, or will not issue, or have in his/her possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO. Taiwan. The Notes may be made available for purchase outside Taiwan by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors), but may not be offered or sold in Taiwan. The Notes may not be retransferred except as permitted by Taiwan law. Any agreement to purchase the Notes is not deemed to be effective unless and until it is executed by the Issuer at their offices in an address outside of Taiwan.
40	Subscription period:	*Not Applicable*

GENERAL

41	*Additional steps that may only* be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	*Not Applicable*
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0,636364, producing a sum of (for Notes not denominated in Euro):	Euro 6,363,640
43	In the case of Notes listed on Euronext Amsterdam:	*Not Applicable*

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

....

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 19 June 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	USD 10,000,000
(iii)	Estimated total expenses:	Not Applicable, other than listing fees as above

6 Yield *(Fixed Rate Notes Only)*: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*: Not Applicable

8 **Performance of Index/formula, explanation of effect on value of Investment and associated risks and other information concerning the underlying** (*Index-Linked Notes only*): Not Applicable

9 **Performance of rate(s) of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*: Not Applicable

10 **Performance of underlying, explanation of effect on value of Investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*: Not Applicable

11 **Operational Information**

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0370714478
Common Code:	037071447
German WKN-code:	Not Applicable
Private Placement number	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
The Depository Trust Company	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Fortis Bank NV/SA Montagne du Parc, 3 1000 Brussels, Belgium

Appendix

Redemption Price Schedule

End of Year	Redemption Price	Redemption Amount per Specified Denomination	Total Redemption Amount
1	106.9500%	106,950.00	10,695,000.00
2	114.3830%	114,383.00	11,438,300.00
3	122.3326%	122,332.60	12,233,260.00
4	130.8348%	130,834.80	13,083,480.00
5	139.9278%	139,927.80	13,992,780.00
6	149.6528%	149,652.80	14,965,280.00
7	160.0536%	160,053.60	16,005,360.00
8	171.1774%	171,177.40	17,117,740.00
9	183.0742%	183,074.20	18,307,420.00
10	195.7978%	195,797.80	19,579,780.00
11	209.4058%	209,405.80	20,940,580.00
12	223.9595%	223,959.50	22,395,950.00
13	239.5247%	239,524.70	23,952,470.00
14	256.1716%	256,171.60	25,617,160.00
15	273.9756%	273,975.60	27,397,560.00
16	293.0169%	293,016.90	29,301,690.00
17	313.3815%	313,381.50	31,338,150.00
18	335.1616%	335,161.60	33,516,160.00
19	358.4553%	358,455.30	35,845,530.00
20	383.3679%	383,367.90	38,336,790.00
21	410.0120%	410,012.00	41,001,200.00
22	438.5078%	438,507.80	43,850,780.00
23	468.9841%	468,984.10	46,898,410.00
24	501.5785%	501,578.50	50,157,850.00
25	536.4382%	536,438.20	53,643,820.00
26	573.7207%	573,720.70	57,372,070.00
27	613.5943%	613,594.30	61,359,430.00
28	656.2391%	656,239.10	65,623,910.00
29	701.8477%	701,847.70	70,184,770.00
30	750.6261%	750,626.10	75,062,610.00

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1220 A
TRANCHE NO: 2
EUR 50,000,000 3.125 per cent. Fixed Rate Notes 2008 due 2010

(to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010 issued on 19 January 2005)

Issue Price: 95.69 per cent. (plus 337 days' accrued interest from and including 19 July 2007 to but excluding the 20 June 2008)

Rabobank International

The date of these Final Terms is 18 June 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated October 15, 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 15, 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 15, 2004 and May 13, 2008. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated October 15, 2004 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1220A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,300,000,000
	(ii)	Tranche:	EUR 50,000,000 (to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010 issued on 19 January 2005)
5	Issue Price:		95.69 per cent. of the Aggregate Nominal Amount (plus 337 days' accrued interest from (and including) 19 July 2007 to (but excluding) 20 June 2008)

6	(i)	Specified Denominations:	EUR 1,000
7	(i)	Issue Date:	20 June 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	19 July 2007
8	Maturity Date:		19 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.125 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		*Non-syndicated*

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 July in each year commencing on 19 July 2008 and ending on 19 July 2010
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Date(s):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	*Early Redemption* Amount(s) payable on redemption for taxation reasons (Condition 7(*c*)), or on event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the *Conditions*):	*As set out in the Conditions*
	(ii)	Redemption for taxation reasons *permitted on days other* than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	*Unmatured Coupons to* become void upon early redemption	Yes

(Bearer Notes only) (Condition 8(*f*)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 8(*h*)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each *payment is to be made:*	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's *Commission:*	Not Applicable

37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

42	*The aggregate principal* amount of Notes issued has been translated into Euro at the rate of, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable
	(i) Numbering and letters	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	*Coöperatieve Centrale Raiffeisen-Boerenleenbank* B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	*Euronext, Amsterdam*
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date. These Notes are to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 3.125 per cent. Notes 2005 due 2010 issued on 19 January 2005 which are listed and admitted to trading on Euronext Amsterdam by NYSE Euronext
(iii)	Estimate of total expenses related to admission to trading:	EUR 625.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes *are judged to be of the* highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 49,283,695.36
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield:	5.3677 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	Temporary ISIN:	XS0371682468
(iii)	ISIN Code:	XS0202531934
(iv)	Temporary Common Code:	037168246
(v)	Common Code:	020253193
(vi)	*German WKN-code:*	A0TW20
(vii)	Private Placement number	Not Applicable
(viii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(ix)	Delivery:	Delivery against payment
(x)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xi)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	*Time period during which the offer is open:*	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable

(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1638A
TRANCHE NO: 5

EUR 200,000,000 CMS Linked Notes 2008 due 20 September, 2021 (the "Notes")

to be consolidated and form a single series with EUR 13,000,000 CMS Linked Notes 2007, due 20 September, 2021, EUR 55,000,000 CMS Linked Notes 2007 due 20 September, 2021 issued on 2 April, 2007, EUR 170,000,000 CMS Linked Notes 2006 due 20 September, 2021 issued on 20 December, 2006 and EUR 250,000,000 CMS Linked Notes 2006 due 20 September, 2021 issued on 20 September, 2006

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these Final Terms is June 24, 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the '**Conditions**') set forth in the Offering Circular dated May 31, 2006. *This document constitutes the Final Terms* of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 31, 2006. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 31, 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007, and May 13, 2008. Each Issuer accepts responsibility for the information contained in these *Final Terms which, when read together with the Offering Circulars* dated May 31, 2006 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1638A
	(ii) Tranche Number:	5
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 688,000,000
	(ii) Tranche:	EUR 200,000,000
		To be consolidated and form a single series with EUR 13,000,000 CMS Linked Notes 2007, due 20 September, 2021, issued on 28 June, 2007, EUR 55,000,000 CMS Linked Notes 2007 due 20 September, 2021 issued on 2 April, 2007, EUR 170,000,000 CMS Linked Notes 2006 due 20 September, 2021 issued on 20 December, 2006 and EUR 250,000,000 CMS Linked Notes 2006 due 20 September, 2021 issued on 20 September, 2006

5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	June 26, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		September 20, 2021
9	Domestic Note:		No
10	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
11	Redemption/Payment Basis:		Redemption at Par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii)	Specified Interest Payment Date(s):	20 March, 20 June, 20 September and 20 December of each year from and including 20 September 2008 to and including 20 September 2021
	(iii)	Business Day Convention:	Not Applicable
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest (to be reset each quarter) shall be the result of the following formula as calculated by the Calculation Agent: $(1 + CMS10y - 0.45 \text{ per cent.})^{1/4} - 1)$, subject to item 17(xi). Where "CMS10y" means the Floating Rate Option set out below under subparagraph (ix) ISDA Determination. Such rate shall be applied "flat" to the Specified Denomination to determine the Interest Amount payable each quarter in respect of each Note.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	**"Calculation Agent"** shall be Merrill Lynch Capital Services, Inc. or its successor, whose determinations and calculations shall be binding in the absence of manifest error. The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by the Calculation Agent shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Calculation Agent, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to the Conditions in relation to such determinations
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable

	- Floating Rate Option:	"EUR-ISDA-EURIBOR Swap Rate- 11:00 Frankfurt Time" except that the rate for a Reset Date will be determined five Target Settlement Days preceding that Reset Date instead of two Target Settlement Days as provided in the ISDA Definitions.
	- Designated Maturity:	10 years
	- Reset Date:	The first day of each Interest Period
	- ISDA Definitions:	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, (For the purposes of calculating the accrued coupon in a broken period only)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for taxation reasons (Condition 7(c)), or (c) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with *Condition 7(g)*.	Yes as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to *Condition 7(g)*:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (*Condition* 10(h)) or other special provisions relating to payment dates:	TARGET Business Day subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:		Not Applicable
	Amount of each instalment, date on which each payment is to be made:		
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Managers' Commission:	None
37	If non-syndicated, name and address of Dealer:		Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of (for Notes not denominated in Euro):	Not Applicable

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made to the Luxembourg Stock Exchange for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to be listed on the official list of the Luxembourg Stock Exchange with effect on or about the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Commission de surveillance du secteur financier in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 200,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield: Not Applicable

7 Historic interest rates

Indication of yield: Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0372016260
	(b) ISIN Code:	XS0267122207
(iii)	(c) Temporary Common Code:	037201626
	(d) Common Code:	026712220
(iv)	WKN (German security code):	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

(ix)	Name (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, (London Branch):	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

8 General

Tradeable Amount:	EUR 50,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Final Terms, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. These terms and conditions as completed, amended, supplemented or varied by the Final Terms (and subject to simplification by the deletion of non-applicable provisions) (the 'Conditions') shall be endorsed on such Bearer Notes or on the Certificates relating to such Registered Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in Part A of the relevant Final Terms. Those definitions will be endorsed on the Definitive Notes or Certificates, as the case may be. References in the Conditions to 'Notes' are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued pursuant to an Agency Agreement (as amended or supplemented as at the date of issue of the Notes (the 'Issue Date'), the 'Agency Agreement') dated May 31, 2006, between Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) ('Rabobank Nederland' or the 'Issuer'), acting through its head office or through one of the following of its branches, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch ('Rabobank Australia Branch') and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch ('Rabobank Singapore Branch'), Deutsche Bank AG, London Branch as fiscal agent and the other agents named in it and with the benefit of a Covenant (as amended or supplemented as at the Issue Date, the 'Covenant') dated May 31, 2006 executed by the Issuer and the fiscal agent in relation to the Notes. The fiscal agent, the paying agents, the registrar, the exchange agent, the transfer agents and the calculation agent(s) for the time being (if any) are referred to below, respectively, as the 'Fiscal Agent', the 'Paying Agents' (which expression shall include the Fiscal Agent), the 'Registrar', the 'Exchange Agent', the Transfer Agents' and the 'Calculation Agent(s)'. The Noteholders (as defined below), the holders of the interest coupons (the 'Coupons') relating to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the 'Talons') (the 'Couponholders') and the holders of the receipts for the payment of instalments of principal (the 'Receipts') relating to Notes in bearer form of which the principal is payable in instalments (the 'Receiptholders') are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement and the Covenant are available for inspection at the specified offices of each of the Paying Agents, the Registrar and the Transfer Agents.

As used in these Conditions, Tranche' means Notes which are identical in all respects.

1. Definitions

(a) In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

'Affected Underlying Securities' has the meaning contained in Condition 7*(f)*(iii).

'Amortisation Yield' shall have the meaning contained in Condition 7*(b)*(i)(B).

'Amortised Face Amount' shall have the meaning contained in Condition 7*(b)*(i)(B).

'Basket' means, in respect of Index Linked Notes, a Basket comprised of each Index specified in the Final Terms in the relative weighting specified in the Final Terms, and in respect of Equity Linked Notes, a Basket comprised of each Underlying Security specified in the Final Terms in the relative proportion/number specified in the Final Terms.

'Bearer Notes' shall have the meaning contained in Condition 2.

'Broken Amount' means, in respect of any Interest Payment Date, the amount specified in the relevant Final Terms.

'Business Centre(s)' shall have the meaning given to it in the relevant Final Terms.

'Business Day' means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency (which in the case of Australian Dollars shall be Sydney and in the case of New Zealand Dollars shall be Wellington); and/or

(ii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centre(s); and/or

(iii) in the case of euro, a day on which the TARGET system is operating (a TARGET Business Day').

'Certificates' shall have the meaning contained in Condition 2.

'Clearing System Business Day' means, in respect of a clearing system, any day on which such clearing system is (or, but for the occurrence of a Settlement Disruption Event, would have been) open for the acceptance and execution of settlement instructions. 'Company' means, in respect of an Underlying Security, the issuer of the Underlying Securities specified as such in the relevant Final Terms.

'Control' shall have the meaning contained in Condition 14(e)(v).

'Conversion Right' means, in respect of any Series, the right of the Noteholders, as specified in the relevant Final Terms, to have any Notes redeemed either by delivery of the Underlying Securities or by payment of the Equity Linked Redemption Amount, all in accordance with and subject to the provisions of these Conditions.

'Day Count Fraction' means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the 'Calculation Period'):

(i) if 'Actual/365' or 'Actual/Actual-ISDA is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of:

  (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

  (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if 'Actual/365 (Fixed)' is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii) if 'Actual/360' is specified hereon, the actual number of days in the Calculation Period divided by 360;

(iv) if '30/360', '360/360' or 'Bond Basis' is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 1230-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if '30E/360' or 'Eurobond Basis' is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if 'Actual/Actual-ICMA is specified hereon,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year.

'Delisting' means, in respect of an Underlying Security, that the Exchange announces that, pursuant to the rules of such Exchange, the Underlying Security ceases (or will cease) to be listed, traded or publicly quoted on the Exchange for any reason (other than a Merger Event or Tender Offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as the Exchange (or, where the Exchange is within the European Union, in any member state of the European Union) and such Underlying Security is no longer listed on an Exchange acceptable to the Issuer.

'Delivery Agent' means Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) or, if different, as specified in the applicable Final Terms.

'Delivery Day' means, in respect of an Underlying Security, a day on which Underlying Securities comprised in the Underlying Security Amount may be delivered to Noteholders in the manner which the Calculation Agent has determined in its sole and absolute discretion to be appropriate.

'Delivery Expenses' means the expenses, including all costs, taxes, duties and/or expenses including stamp duty reserve tax and/or other costs, duties or taxes arising from or in connection with the delivery and/or transfer of any Underlying Securities Amount.

'Delivery Notice' means a written notice substantially in such form as the Issuer may determine, which must specify the name and address of the relevant Noteholder and the securities account in Euroclear, Clearstream, Luxembourg or other clearing system to be credited with the relevant Underlying Securities Amount and authorise the production of such notice in any applicable administrative or legal proceedings and copies may be obtained from any Agent.

'Determination Date' means the date specified as such hereon or, if none is so specified, the Interest Payment Date.

'Determination Period' means the period from and including a Determination Date in any year to but excluding the next Determination Date.

'Disrupted Day' means (i) in respect of an Underlying Security or an Index, any Scheduled Trading Day on which (a) the Exchange fails to open for trading during its regular trading session, (b) any Related Exchange fails to open for trading during its regular trading session or (c) a Market Disruption Event has occurred and (ii) in respect of a Multi-Exchange Index, the Sponsor fails to publish the level of the Index.

'Disruption Cash Settlement Price' means, in respect of each Note, an amount in the Specified Currency equal to the fair market value of the Affected Underlying Securities less the cost to the Issuer of unwinding any underlying related hedging arrangements, all as determined by the Issuer in its sole and absolute discretion.

'Documents' shall have the meaning contained in Condition 14*(c)*(i)(a).

'DTC' shall mean the Depository Trust Company or any successor thereto.

'Early Closure' means (i) in respect of an Index, the closure on any Exchange Business Day of any relevant Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (b) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day and (ii) in respect of an Underlying Security, the closure on any Exchange Business Day of any relevant Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (b) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day.

'Equity Linked Interest Note' means a Note in respect of which the amount in respect of interest payable is calculated by reference to an Underlying Security and/or Underlying Securities and/or a formula as agreed between the Issuer and the relevant Dealer(s), as indicated in the relevant Final Terms.

'Equity Linked Note' means an Equity Linked Interest Note or an Equity Linked Redemption Note.

'Equity Linked Redemption Note' means a Note in respect of which the amount in respect of principal payable is calculated by reference to an Underlying Security and/or Underlying Securities and/or a formula as agreed between the Issuer and the relevant Dealer(s), as indicated in the relevant Final Terms.

'Equity Valuation Date' means the date or dates specified as such in the relevant Final Terms or if that day is not a Scheduled Trading Day for the Underlying Security, the next following day that is a Scheduled Trading Day for the Underlying Securities.

'Euro-zone' means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union.

'Event of Default' shall have the meaning contained in Condition 13.

'Exchange' means (i) in respect of any securities comprised in an Index, the stock exchange(s) (from time to time) on which, in the determination of the Sponsor for the purposes of that Index, such securities are listed and (ii) in respect of an Underlying Security, the exchange specified in the relevant Final Terms, or such other stock exchange on which such Underlying Security is, in the determination of the Calculation Agent, traded or quoted as the Calculation Agent may (in its absolute discretion) select and as notified to Noteholders by the Issuer in accordance with Condition 17 or (in any such case) any transferee or successor exchange.

'Exchange Business Day' means, in respect of an Underlying Security or an Index, as the case may be, any Scheduled Trading Day on which each Exchange and each Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.

'Exchange Disruption' means (i) in respect of an Underlying Security, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent in its sole and absolute discretion) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the Underlying Security on the Exchange, or (b) to effect transactions in, or obtain market values for, futures or options contracts relating to the Underlying Security on any relevant Related Exchange and (ii) in respect of an Index, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent in its sole and absolute discretion) the ability of market participants in general (a) to effect transactions in, or obtain market values for, in the case of a Multi-Exchange Index, any security comprised in the Index on any relevant Exchange or, in the case of any other Index, securities that comprise 20 per cent. or more of the level of the Index on any relevant Exchange or (b) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index on any relevant Related Exchange.

'Exchangeable Bearer Notes' shall have the meaning contained in Condition 2.

'Exercise Notice' shall have the meaning contained in Condition 7*(e)*.

'Extraordinary Dividend' means, in respect of an Underlying Security, an amount specified or otherwise determined as provided in the relevant Final Terms. If no Extraordinary Dividend is specified or otherwise determined as provided in the relevant Final Terms, the characterisation of a dividend or portion thereof as an Extraordinary Dividend shall be determined by the Calculation Agent.

'Final Price' means, in respect of an Underlying Security, the price of one Underlying Security as at the Valuation Time on the Valuation Date, determined by the Calculation Agent.

'Fractional Amount' means any fractional interest in one Underlying Security to which a Noteholder would be entitled pursuant to Condition 7*(f)*(ii).

'Fractional Cash Amount' means, in respect of each Note and in respect of Underlying Securities of a Company, the amount in the Specified Currency (rounded to the nearest smallest transferable Unit of such currency, half such a unit being rounded downwards) determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula:

Fractional Cash Amount = (the Final Price x Fractional Amount x FX Rate).

Where:

'FX Rate' means, in respect of an Underlying Security, the prevailing spot rate determined by the Calculation Agent in its sole and absolute discretion as the number of units of the Specified Currency that could be bought with one unit of the currency in which the relevant Underlying Security is quoted on the relevant Exchange on the relevant Valuation Date.

'Holder' shall have the meaning contained in Condition 2.

'Index' or 'Indices' means, subject to adjustment in accordance with Condition 9, the Index or Indices specified as such in the relevant Final Terms.

'Index Cancellation' means, in respect of an Index, that on or prior to any Valuation Date a relevant Sponsor cancels the Index and no Successor Index exists.

'Index Disruption' means, in respect of an Index, that on any Valuation Date the Sponsor fails to calculate and announce a relevant Index.

'Index Linked Interest Note' means a Note in respect of which the amount in respect of interest payable is calculated by reference to an Index and/or Indices and/or a formula as agreed between the Issuer and the relevant Dealer(s), as indicated in the relevant Final Terms.

'Index Linked Note' means an Index Linked Interest Note and/or an Index Linked Redemption Note.

'Index Linked Redemption Note' means a Note in respect of which the amount in respect of principal payable is calculated by reference to an Index and/or Indices and/or a formula as agreed between the Issuer and the relevant Dealer(s), as indicated in the relevant Final Terms.

'Index Modification' means, in respect of an Index, that on or prior to any Valuation Date a relevant Sponsor announces that it will make (in the opinion of the Calculation Agent) a material change in the formula for or the method of calculating that Index or in any other way materially modifies that Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent securities and capitalisation and other routine events).

'Index Valuation Date(s)' means the date or dates specified as such in the relevant Final Terms or if that day is not a Scheduled Trading Day for the Underlying Security, the next following day that is a Scheduled Trading Day for the Underlying Securities.

'Insolvency' means by reason of the voluntary or involuntary liquidation, bankruptcy, insolvency, dissolution or winding-up of, or any analogous proceedings affecting, a Company, at any time (i)

all the Underlying Securities of such Company are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of the Underlying Securities of such Company become legally prohibited from transferring them.

'Interest' shall have the meaning contained in Condition 11.

'Interest Accrual Period' means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

'Interest Amount' means the amount of interest payable and, in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

'Interest Commencement Date' means the Issue Date or such other date as may be specified in the relevant Final Terms.

'Interest Determination Date' means, with respect to a Rate of Interest and Interest Accrual Period, the date specified in the relevant Final Terms or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling, (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

'Interest Payment Date' means the date on which interest for the relevant period falls due.

'Interest Period' means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

'Interest Period Date' means each Interest Payment Date unless otherwise specified hereon.

'ISDA Definitions' means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

'Market Disruption Event' means (i) in respect of an Underlying Security, the occurrence or existence on any Scheduled Trading Day of any Trading Disruption or an Exchange Disruption, which in either case the Calculation Agent determines in its sole and absolute discretion is material, or an Early Closure, and (ii) in respect of an Index, the occurrence or existence on any Scheduled Trading Day of a Trading Disruption or an Exchange Disruption, which in either case the Calculation Agent determines in its sole and absolute discretion is material, or an Early Closure, provided that, in the case of a Multi-Exchange Index, the securities comprised in the Index in respect of which a Trading Disruption, Exchange Disruption or an Early Closure occurs or exists amount, in the determination of the Calculation Agent, in aggregate to 20 per cent. or more of the level of the Index. For the purpose of determining whether a Market Disruption Event exists at any time in respect of a security/commodity included in the relevant Index at any time, then the relevant percentage contribution of that security/commodity to the level of the Index shall be based on a comparison of (i) the portion of the level of the relevant Index attributable to that security/commodity relative to (ii) the overall level of the relevant Index, in each case immediately before the occurrence of such Market Disruption Event, as determined by the Calculation Agent.

'Merger Date' means the closing date of a Merger Event or, where a closing date cannot be determined under the local law applicable to such Merger Event, such other date as determined by the Calculation Agent.

'Merger Event' means, in respect of any Underlying Securities, any (i) reclassification or change of the Underlying Securities that results in a transfer of or an irrevocable commitment to transfer all of such Underlying Securities outstanding, to another entity or person, (ii) consolidation, amalgamation, merger or binding share exchange of the relevant Company with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which the relevant Company is the continuing entity and which does not result in reclassification or change of all of such Underlying Securities outstanding), (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100 per cent. of the outstanding Underlying Securities of the relevant Company that results in a transfer of or an irrevocable commitment to transfer all of such Underlying Securities (other than such Underlying Securities owned or controlled by such other entity or person), or (iv) consolidation, amalgamation, merger or binding share exchange of the relevant Company or its subsidiaries with or into another entity in which such Company is the continuing entity and which does not result in a reclassification or change of all of such Underlying Securities outstanding but results in the outstanding Underlying Securities (other than Underlying Securities owned or controlled by such other entity) immediately prior to such event collectively representing less than 50 per cent. of the outstanding Underlying Securities immediately following such event (a 'Reverse Merger'), in each case if the Merger Date is on or before the relevant Valuation Date.

'Multi-Exchange Index' means an Index in respect of which there is more than one Exchange.

'Nationalisation' means the event in which all the assets or substantially all the assets of a Company or the Underlying Securities of such a Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof. 'Noteholder' shall have the meaning contained in Condition 2.

'Potential Adjustment Event' means, with respect to any Company, any of the following:

(i) a subdivision, consolidation or reclassification of the relevant Underlying Securities (unless resulting in a Merger Event) or a free distribution or dividend of any such Underlying Securities to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution, issue or dividend to existing holders of the relevant Underlying Securities of (a) such Underlying Securities or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the issuer of the Company equally or proportionately with such payments to holders of such Underlying Securities or (c) share capital or other securities of another issuer acquired or owned (directly or indirectly) by the Company as a result of a spin-off or other similar transaction or (d) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an Extraordinary Dividend;

(iv) a call by it in respect of any Underlying Securities that are not fully paid;

(v) a repurchase by the Company or any of its subsidiaries of its Underlying Securities, whether out of profits or capital and whether the consideration for such repurchase is in cash, new shares, securities or otherwise;

(vi) in respect of the Company, an event that results in any shareholder rights being distributed or becoming separated from shares of common stock or other shares of the capital stock of the Company pursuant to a shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the Calculation Agent in its sole and absolute discretion, provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights; or

(vii) any other event that may have, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Underlying Securities.

'Presentation Date' means the date specified in the relevant Final Terms.

'Principal' shall have the meaning contained in Condition 11.

'Rate of Interest' means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

'Record Date' shall have the meaning contained in Condition 10(b)(ii).

'Reference Banks' means, in the case of a determination of LIBOR, the principal London office of four major banks in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of four major banks in the Euro-zone inter-bank market, in each case selected by the Calculation Agent or as specified hereon.

'Reference Rate' means the rate specified as such hereon.

'Register' shall have the meaning contained in Condition 2.

'Registered Notes' shall have the meaning contained in Condition 2.

'Related Exchange' means, in respect of an Underlying Security or Index, as the case may be, an exchange or quotation system (as specified in the relevant Final Terms or notified from time to time to Noteholders in accordance with Condition 17), if any, on which the Underlying Securities, the Index or Indices, are traded or quoted, and as may be selected from time to time by the Calculation Agent.

'Relevant Date' shall have the meaning contained in Condition 11.

'Relevant Screen Page' means such page, section, caption, column or other part of a particular information service as may be specified hereon.

'Restricted Global Certificate' shall mean a permanent registered global certificate which will initially represent Registered Notes issued by Rabobank Nederland which are sold in the United States to qualified institutional buyers within the meaning of Rule 144A under the United States Securities Act of 1933 (the 'Securities Act').

'Reverse Conversion Right' means the right of the Issuer, as specified in the relevant Final Terms, to redeem any Notes either by delivery of Underlying Securities or by payment of the Equity

Linked Redemption Amount, all in accordance with and subject to the provisions of these Conditions.

'Reverse Merger' has the meaning given to it in the definition of Merger Event.

'Scheduled Closing Time' means, in respect of an Exchange or Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of such Exchange and Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside the hours of the regular trading session.

'Scheduled Trading Day' means, (i) in respect of an Underlying Security or an Index (other than a Multi-Exchange Index), any day on which each Exchange and Related Exchange are scheduled to be open for trading for their respective trading sessions, and (ii) in respect of a Multi-Exchange Index, any day on which the Sponsor is scheduled to publish the level of the Index and each Related Exchange is scheduled to be open for trading for its respective trading session.

'Senior Note' means a Note specified as such in the relevant Final Terms.

'Settlement Disruption Event' means, in respect of any Series, (i) an event beyond the control of the Issuer as a result of which, in the opinion of the Calculation Agent, delivery of (one of) the Underlying Securities comprised in any Underlying Securities Amount by or on behalf of the Issuer, in accordance with these Conditions and/or applicable Final Terms, is not reasonably practicable; or (ii) the existence of any prohibition or material restriction imposed by applicable law (or by order, decree or regulation of any governmental entity, stock exchange or self-regulating body having jurisdiction), including prohibitions or restrictions resulting from action taken or not taken by the Issuer and/or any Affiliate of the Issuer on the ability of the Issuer or any of its Affiliates engaged in hedging transactions relating to the Underlying Securities to transfer the Underlying Securities or a particular class of Underlying Securities comprised in any Underlying Securities Amount.

'Solvency Guidelines' means the solvency guidelines of the Dutch Central Bank (*De Nederlandsche Bank N.V.*) to which the Issuer is subject.

'Specified Currency' means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

'Sponsor' means, in respect of an Index, the corporation or other entity specified as such in the relevant Final Terms.

'Subordinated Notes' means Tier 2 Notes, Tier 3 Notes and subordinated perpetual Notes.

'Substituted Debtor' shall have the meaning contained in Condition 14*(c)*(i).

'Successor Index' shall have the meaning contained in Condition 9*(a)*.

'Successor Sponsor' shall have the meaning contained in Condition 9*(a)*.

'TARGET Business Day' means a day on which the TARGET System is open for business.

'TARGET System' means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

'Tender Offer' means, in respect of any Underlying Security, a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or

other means, more than 10 per cent. and less than 100 per cent. of the outstanding voting shares of the relevant Company, as determined by the Calculation Agent, in its sole and absolute discretion, based upon the making of filings with governmental or self-regulatory agencies, or such other information as the Calculation Agent determines to be relevant.

'Tender Offer Date' means, in respect of a Tender Offer, the date on which voting shares in the amount of applicable thresholds are actually purchased or otherwise obtained, as determined by the Calculation Agent in its sole and absolute discretion.

'Tier 2 Notes' means Subordinated Notes which qualify as Tier 2 Capital' under the Solvency Guidelines.

'Tier 3 Notes' means Subordinated Notes which qualify as Tier 3 Capital' under the Solvency Guidelines.

'Trading Disruption' means (i) in respect of an Underlying Security any suspension of or limitation imposed on trading by the relevant Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or Related Exchange or otherwise (a) relating to the Underlying Security on the Exchange or (b) in futures or options contracts relating to the Underlying Security on any relevant Related Exchange, and (ii)_in respect of an Index, any suspension of or limitation imposed on trading by the relevant Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or Related Exchange or otherwise (a) on any relevant Exchange(s) relating to (in the case of a Multi-Exchange Index) any security comprised in the Index or (in the case of any other Index) securities that compromise 20 per cent. or more of the level of the relevant Index or (b) in futures or options contracts relating to the relevant Index on any relevant Related Exchange.

'Underlying Securities' means the shares or other securities or different classes of shares or other securities specified as such in the relevant Final Terms.

'Underlying Securities Amount' means, subject to Conditions 7 and 8, in respect of each Note, the number of Underlying Securities so specified in the relevant Final Terms.

'Underlying Securities Delivery Date' means, in respect of an Underlying Security, subject to Condition 7, the Maturity Date or, if such day is not a Delivery Day, the first succeeding day that is a Delivery Day.

'Unit' shall have the meaning contained in Condition 6*(i)*(iii).

'Valuation Date' means each Equity Valuation Date and Index Valuation Date, as applicable.

'Valuation Time' means, the time specified as such in the relevant Final Terms or if no such time is specified (i) in respect of an Underlying Security, the close of trading on the relevant Exchange in relation to that Underlying Security, or (ii) in respect of an Index the time with reference to which the Sponsor calculates the closing level of the Index or, in each case, such other time as the Calculation Agent may select and as notified to Noteholders by the Issuer in accordance with Condition 17. If the Exchange closes prior to its Scheduled Closing Time and the specified Valuation Time is after the actual closing time for its regular trading session, then the Valuation Time shall be such actual closing time.

(b) References to capitalised terms not defined in Condition 1 (a) above are to those terms as defined in the first paragraph of the preamble to these Conditions or in the relevant Final Terms.

2. Form, Denomination and Title

The Notes are issued in bearer form ('Bearer Notes', which expression includes Notes that are specified to be Exchangeable Bearer Notes), in registered form ('Registered Notes') or in bearer form exchangeable for Registered Notes ('Exchangeable Bearer Notes') in each case in the Specified Denomination(s) shown hereon.

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest denomination of Exchangeable Bearer Notes.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Equity Linked Interest Note, an Equity Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis shown hereon.

This Note is a Senior Note or a Subordinated Note, in each case as indicated in the relevant Final Terms.

Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

Registered Notes are represented by registered certificates ('Certificates') and, save as provided in Condition 3(c), each Certificate shall represent the entire holding of Registered Notes by the same holder. Notes issued by Rabobank Nederland and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act will initially be represented by a Restricted Global Certificate in registered form.

Title to the Bearer Notes and the Receipts, Coupons and Talons appertaining thereto shall pass by delivery and title to the Registered Notes shall pass by registration in the register which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the 'Register'), unless applicable law provides otherwise or provides for additional formalities for transfer of title. In so far as applicable law requires notification to the debtor for a valid transfer of title to the Registered Notes, the registration of the transfer by the Registrar shall constitute evidence of this notification. Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, trust or an interest in it, any writing on it (or on the Certificate representing it) or its theft or loss (or that of the related Certificate) and no person shall be liable for so treating the holder.

In these Conditions, 'Noteholder' means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), and 'holder' (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be).

3. Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) Exchange of Exchangeable Bearer Notes

Subject as provided in Condition 3(f), Exchangeable Bearer Notes may be exchanged for the same nominal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes that are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) Transfer of Registered Notes

One or more Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate (or such other form of transfer substantially in the same form and containing the same representations and certifications (if any), unless otherwise agreed by the Issuer and the Fiscal Agent), duly completed and executed, together with any other evidence as the Registrar or Transfer Agent may reasonably require. In so far as applicable law requires notification to the debtor for a valid transfer of title to the Registered Notes, the registration of the transfer by the Registrar shall constitute evidence of this notification. In the case of a transfer of part only of a holding of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor.

(c) Exercise of Options or Partial Redemption in Respect of Registered Notes

In the case of an exercise of an Issuer's or Noteholder's option, or a partial redemption of, in respect of a holding of Registered Notes represented by a single Certificate, a new Certificate shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Certificates shall be issued in respect of those Notes of that holding that have the same terms. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender of the Certificate representing the existing holding.

(d) Delivery of New Certificates

Each new Certificate to be issued pursuant to Conditions 3(a), (b) or (c) shall be available for delivery within three business days of receipt of the request for exchange, form of transfer or

Exercise Notice or surrender of the Certificate for exchange. Delivery of the new Certificate(s) shall be made at the specified office of the Transfer Agent or the Registrar (as the case may be) to whom delivery or surrender of such request for exchange, form of transfer, Exercise Notice or Certificate shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant request for exchange, form of transfer, Exercise Notice or otherwise in writing, be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Agent (as defined in the Agency Agreement) the costs of such other method of delivery and/or such insurance as it may specify. In this Condition 3(d), 'business day' means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar (as the case may be).

(e) *Exchange Free of Charge*

Exchange and transfer of Notes and Certificates on registration, transfer, partial redemption or exercise of an Option shall be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(f) *Closed Periods*

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s) (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 7(d), or (iii) after any such Note has been called for redemption. An Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more Registered Note(s) in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

4. Status of Notes

(a) *Senior Notes*

The Senior Notes and the Receipts and Coupons relating to them constitute unsubordinated and (subject to Condition 5) unsecured obligations of the Issuer and such Senior Notes or, as the case may be, Receipts and Coupons of that Issuer shall at all times rank *pari passu* and without any preference among themselves (save for certain mandatory exceptions provided by law). The payment obligations of the Issuer under the Senior Notes and the Receipts and Coupons relating to them shall, save for such exceptions as may be provided by applicable law and subject to Condition 5, at all times rank equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

(b) *Subordinated Notes*

Subject to exceptions provided by mandatory applicable law, the payment obligations under each of the Subordinated Notes constitute unsecured obligations of the Issuer and shall, in case of (a) the bankruptcy of the Issuer; (b) a situation in which an 'emergency' (*noodregeling*) as contemplated in Chapter X of the Dutch Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992*), as modified or re-enacted from time to time, (such situation hereinafter being referred to as a 'Moratorium') is applicable to the Issuer; or (c) dissolution (*ontbinding*) of the Issuer, rank:

(i) subordinate and junior only to present and future unsubordinated indebtedness of the Issuer;

(ii) *pari passu* amongst themselves and with any other present and future indebtedness which ranks by or under its own terms or otherwise, pari passu with the Subordinated Notes; and

(iii) senior to any other present and future indebtedness which ranks by or under its own terms or otherwise, subordinate or junior to the Subordinated Notes.

By virtue of such subordination (i) payments to the holders of the Subordinated Notes will, incase of bankruptcy or dissolution of the Issuer or in the event of a Moratorium with respect to the Issuer, only be made after all payment obligations of the Issuer ranking senior to the Subordinated Notes have been satisfied, (ii) any right of set-off by the holder of any Subordinated Note in respect of any amount owed to such holder by the Issuer under or in connection with such Subordinated Note shall be excluded and (iii) each holder of a Subordinated Note shall, by virtue of being the holder of any Subordinated Note, be deemed to have waived all such rights of set-off.

5. *Negative Pledge relating to the Senior Notes*

So long as any of the Senior Notes, Receipts or Coupons remain outstanding (as defined in the Agency Agreement), the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 5, 'Domestic Indebtedness' means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

6. Interest and other Calculations

(a) *Interest on Fixed Rate Notes*

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Final Terms, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Final Terms.

(b) *Interest on Floating Rate Notes, Index Linked Interest Notes and Equity Linked Interest Notes*

(i) *Interest Payment Dates:* Each Floating Rate Note, Index Linked Interest Note and Equity Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Date(s) or, if no Specified Interest Payment Date(s) is/are specified in the relevant Final Terms, 'Interest Payment Date' shall mean each date which falls the number of months or other period specified in the relevant Final Terms as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest on Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Final Terms and the provisions below relating to ISDA Determination, Screen Rate Determination or any other method of determination which may be provided in the relevant Final Terms shall apply if specified in the relevant Final Terms.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), 'ISDA Rate' for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Final Terms;

(y) the Designated Maturity is a period specified in the relevant Final Terms; and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Final Terms.

For the purposes of this sub-paragraph (A), 'Floating Rate', 'Calculation Agent', 'Floating Rate Option', 'Designated Maturity', 'Reset Date' and 'Swap Transaction' have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

(x) Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at either 11.00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified hereon as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided hereon.

(y) if the Relevant Screen Page is not available or, if sub-paragraph (x)(1) applies and no such offered quotation appears on the Relevant Screen Page, or, if sub-paragraph (x)(2) applies and fewer than three such offered quotations appear on the Relevant Screen Page, in each case as at the time specified above, subject as provided below, the Calculation Agent shall request, if the Reference Rate is LIBOR, the principal London office of each of the Reference Banks or, if the Reference Rate is EURIBOR, the principal Euro-zone office of each of the Reference Banks, to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time), or if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean of such offered quotations as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are providing offered quotations, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the

Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in, if the Reference Rate is LIBOR, the London interbank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, at which, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time), on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Trustee and the Issuer suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(c) *Rate of Interest for Index Linked Interest Notes*

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Final Terms and interest will accrue by reference to an Index or a Basket of Indices or formula as specified in the relevant Final Terms.

(d) *Rate of Interest on Equity Linked Notes*

In the case of Equity Linked Notes, the Rate of Interest or amount of interest payable in respect of each Interest Accrual Period or on each specified Interest Payment Date, as the case may be, shall be determined by reference to an Underlying Security or a Basket of Underlying Securities or formula in the manner specified in the relevant Final Terms.

(e) *Zero Coupon Notes*

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 7*(b)*(i)).

(f) *Dual Currency Notes*

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating the Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Final Terms.

(g) *Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Final Terms.

(h) *Accrual of Interest*

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 6 to the Relevant Date (as defined in Condition 11).

(i) *Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts and Rounding*

(i) If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods in the case of (y), calculated in accordance with paragraph *(b)* above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin subject always to the next paragraph.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes 'unit' means the lowest amount of such currency that is available as legal tender in the country of such currency.

(j) Calculations

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(k) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts

The Calculation Agent shall as soon as practicable on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 6*(b)*(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 13, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition 6 but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(l) Calculation Agent

The Issuer shall procure that there shall at all times be one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding (as defined in the Agency Agreement). Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each

Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

(m) *Deferral of Interest on Tier 3 Notes*

Notwithstanding anything to the contrary contained elsewhere in this Condition 6, interest on the Tier 3 Notes will not be payable on any Interest Payment Date if and to the extent that at the time of, or as a result of such payment the Issuer's actual Own Funds (as defined below) would amount to less than 100 per cent. of the Issuer's required minimum amount of Own Funds under the Solvency Guidelines. Any interest in respect of the Tier 3 Notes not paid on an interest payment Date on which such interest would otherwise be payable will constitute arrears of interest ('Arrears of Interest') and will become payable and will be paid by the Issuer as soon as and to the extent that the Issuer will, after such payment has been made, meet the solvency test referred to in the previous sentence. Any Arrears of Interest will also become fully payable on the date of the dissolution of the Issuer, the date on which the Issuer is declared bankrupt or the date on which a Moratorium is declared in respect of the Issuer. Where any amount of interest or Arrears of Interest is not paid in full, each part payment shall be made pro rata to the Tier 3 Noteholders and shall be in respect of the interest accrued furthest from the date of payment. Any Arrears of Interest shall not themselves bear interest.

'Own Funds' means the amount of shareholders' and other funds which qualify as actual own funds (*toetsingsvermogen*) under the Solvency Guidelines.

7. Redemption, Purchase and Options

(a) *Redemption by Instalments and Final Redemption*

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 7, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below, each Note shall be finally redeemed on the Maturity Date at its Final Redemption Amount (which, unless otherwise

provided in these Terms and Conditions or in the relevant Final Terms, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(b) *Early Redemption*

(i) *Zero Coupon Notes*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 7*(c)* or upon it becoming due and payable as provided in Condition 13 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified in the relevant Final Terms.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is specified in the relevant Final Terms, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 7*(c)* or upon it becoming due and payable as provided in Condition 13 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (both before and after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 6*(d)*.

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction specified in the relevant Final Terms.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 7(c) or upon it becoming due and payable as provided in Condition 13, shall be the Final Redemption Amount unless otherwise specified in the relevant Final Terms.

(c) *Redemption for Taxation Reasons*

The Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Note or an Equity Linked Note) or at any time (if this Note is neither a Floating Rate Note, an Index Linked Note nor an Equity Linked Note) (but subject to consent thereto having been obtained from the Dutch Central Bank (*De Nederlandsche Bank N.V.*) in the case of Subordinated Notes) on giving not less than 30 nor more than 45 days' notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount (as described in Condition 7*(b)* above) (together with interest

accrued to the date fixed for redemption), if (i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 11 as a result of any change in, or amendment to, the laws or regulations of the Netherlands, in respect of any Issuer, Australia in respect of Rabobank Australia Branch and Singapore in respect of Rabobank Singapore Branch or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Before the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment.

(d) *Redemption at the Option of the Issuer*

If Call Option is specified in the relevant Final Terms, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified in the relevant Final Terms) redeem all or, if so provided, some of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified hereon and no greater than the Maximum Redemption Amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition 7.

In the case of a partial redemption, the notice to Noteholders shall also contain the certificate numbers of the Bearer Notes, or in the case of Registered Notes shall specify the nominal amount of Registered Notes drawn and the holder(s) of such Registered Notes, to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) *Redemption at the Option of Noteholders*

If Put Option is specified in the relevant Final Terms, the Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified in the relevant Final Terms), redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ('Exercise Notice') in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) *Delivery of Underlying Securities*

(i) If the relevant Final Terms specifies that the Notes will be redeemed by way of delivery of Underlying Securities, the Issuer will transfer, or procure the delivery by the Delivery Agent of, in respect of each Note, the Underlying Securities Amount to or to the order of the Noteholder (as specified by the Noteholder). In order to obtain delivery of the Underlying Securities Amount, the relevant Noteholder must deliver to any Paying Agent, on or before the Presentation Date, the relevant Note(s) and a duly completed Delivery Notice. No Delivery Notice may be withdrawn after receipt thereof by a Paying Agent. Any determination as to whether such notice has been properly completed and delivered shall be made by the relevant Paying Agent, after consultation with the Issuer and shall be conclusive and binding on the Issuer and the relevant Noteholder. If the relevant Note and the related Delivery Notice are delivered or are deemed to be delivered to any Paying Agent on a day that is not a Business Day, such Note and Delivery Notice shall be deemed to be delivered on the next following Business Day.

If the holder of a Note does not deliver the Note and a Delivery Notice, in each case as set out above, on or before the Presentation Date as provided above, then the Issuer shall have no obligation to make delivery of the Underlying Securities Amount in respect of such Note unless and until a duly completed Delivery Notice (together with the relevant Note) are each delivered as provided above and delivery of such Underlying Securities Amount shall be made as soon as possible thereafter but not earlier than the Underlying Securities Delivery Date.

All Delivery Expenses shall be for the account of the relevant Noteholder and no delivery and/or transfer of any Underlying Securities Amount shall be required to be made until all Delivery Expenses have been paid to the satisfaction of the Issuer by such Noteholder.

For the avoidance of doubt, the relevant holder of a Note shall not be entitled to any additional or further payment by reason of the delivery of the Underlying Securities Amount in respect of such Note occurring after the Underlying Securities Delivery Date as a result of such Delivery Notice or Note being delivered after the Presentation Date.

The Issuer shall on the Underlying Securities Delivery Date, deliver or procure the delivery of the Underlying Securities Amount in respect of each Note to such account at Clearstream,

Luxembourg, Euroclear or the other clearing system as may be specified in the relevant Delivery Notice at the risk and expense of the relevant Noteholder.

As used herein, 'delivery' in relation to any Underlying Securities Amount means the carrying out of the steps required of the Issuer (or such person as it may procure to make the relevant delivery) in order to effect the transfer of the relevant Underlying Securities Amount in accordance with the relevant Delivery Notice and 'deliver' shall be construed accordingly. The Issuer shall not be responsible for any delay or failure in the transfer of such Underlying Securities Amount once such steps have been carried out, whether resulting from settlement periods of clearing systems, acts or omissions of registrars, incompatible or incorrect information being contained in the Delivery Notice or otherwise and shall have no responsibility for the lawfulness of the acquisition of the Underlying Securities comprising the Underlying Securities Amount or any interest therein by any Noteholder or any other person.

Noteholders should note that the actual date on which they become holders of the Underlying Securities comprising the Underlying Securities Amount will depend, among other factors, on the procedures of the relevant clearing systems and share registrar and the effect of any Settlement Disruption Events.

No Noteholder will be entitled to receive dividends or other distributions declared or paid in respect of the Underlying Securities to which such Note gives entitlement or to any other rights relating to or arising out of such Underlying Securities if the date on which the Underlying Securities are quoted ex-dividend or ex-the relevant right falls before the date on which the Underlying Securities are credited into the securities account of the Noteholder.

(ii) Notes to be redeemed in accordance with this Condition 7 to the same Noteholder will be aggregated for the purpose of determining the Underlying Securities Amount to which such Notes give entitlement (and, for the avoidance of doubt, in the case of a Basket per particular class of Underlying Securities comprised in that Basket). The Noteholders will not be entitled to any interest or other payment or compensation if and to the extent that the delivery of the Underlying Securities Amount will take place after the earlier of the (a) Optional Redemption Date or (b) the Maturity Date (as specified in these Conditions). The number of Underlying Securities comprising the Underlying Securities Amount in respect of a Note will be calculated on the basis of the prevailing formula in the relevant Final Terms rounded down to the next whole integral number of Underlying Securities. Entitlement to the remaining fractions of Underlying Securities will be settled by payment of the Fractional Cash Amount in respect of those fractions rounded up to two decimals, as calculated by the Calculation Agent.

(iii) *Settlement Disruption*

If the Calculation Agent determines that delivery of any Underlying Securities Amount in respect of any Note by the Issuer in accordance with these Conditions is not practicable or permitted by reason of a Settlement Disruption Event subsisting, then the Underlying Securities Delivery Date in respect of such Note shall be postponed to the first following Delivery Day in respect of which no such Settlement Disruption Event is subsisting and notice thereof shall be given to the relevant Noteholder by mail addressed to it at the address specified in the relevant Delivery Notice or in accordance with Condition 17 provided that the Calculation Agent may determine in its sole discretion that the Issuer satisfy its obligations in respect of the relevant Note by delivering or procuring the delivery of such Underlying Securities Amount using such other commercially reasonable manner as it may select and in such event the Underlying Securities Delivery Date shall be such day as the Calculation Agent deems appropriate in connection with

delivery of such Underlying Securities Amount in such other commercially reasonable and lawful manner. No Noteholder shall be entitled to any payment whether of interest or otherwise on such Note in the event of any delay in the delivery of the Underlying Securities Amount pursuant to this paragraph and no liability in respect thereof shall attach to the Issuer.

Where a Settlement Disruption Event affects some but not all of the Underlying Securities comprising the Underlying Securities Amount, the Underlying Securities Delivery Date for the Underlying Securities comprising such Underlying Securities Amount but not affected by the Settlement Disruption Event will be the originally designated Underlying Securities Delivery Date.

For so long as delivery of part or all of the Underlying Securities comprising the Underlying Securities Amount (the 'Affected Underlying Securities') in respect of any Note is not practicable or permitted by reason of a Settlement Disruption Event, then in lieu of physical delivery of the Affected Underlying Securities and notwithstanding any other provision hereof, the Issuer may elect in its sole discretion to satisfy its obligations in respect of each relevant Note by payment to the relevant Noteholder of the Disruption Cash Settlement Price on the third Business Day following the date that notice of such election is given to the Noteholders in accordance with Condition 17. Payment of the Disruption Cash Settlement Price will be made in such manner as shall be notified to the Noteholders in accordance with Condition 17.

The Issuer shall give notice as soon as practicable to the Noteholders in accordance with Condition 17 that a Settlement Disruption Event has occurred.

(g) *Redemption of Equity Linked Notes following Nationalisation, Delisting or Insolvency*

If the Calculation Agent determines that a Nationalisation, Delisting or Insolvency event has occurred, the Issuer may, having given:

(i) not less than 5 days' notice to the Noteholders in accordance with Condition 17; and

(ii) not less than 7 days before the giving of the notice referred to in (i) above, notice to the Fiscal Agent, redeem all, but not some only, of the Notes then outstanding on the date specified in the notice referred to in (i) above at the Early Redemption Amount specified in the relevant Final Terms together, if appropriate, with interest accrued to (but excluding) the date of redemption.

(h) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition 7 and the provisions specified hereon.

(i) *Purchases*

The Issuer and any of its subsidiaries (with the consent of the Dutch Central Bank in the case of Subordinated Notes) may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(j) *Cancellation*

All Notes purchased by or on behalf of the Issuer or any of its subsidiaries (other than Bearer Notes purchased in the ordinary course of business of dealing in securities or in the name of another party) may be surrendered for cancellation and, in each case, if so surrendered, will be cancelled forthwith together with all Notes redeemed by the Issuer (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith), and may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged. Notes may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each Note, together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar.

(k) *Deferral of Principal of Tier 3 Notes*

The principal of Tier 3 Notes will not be repayable on the due date thereof if and to the extent that at the time or as a result of such payment the Issuer's actual Own Funds (as defined in Condition 6*(l)*) would amount to less than 100 per cent of the Issuer's required minimum amount of Own Funds under the Solvency Guidelines. Any principal of Tier 3 Notes not paid on the date on which such principal would otherwise be payable will be paid by the Issuer and to the extent that the Issuer will meet the solvency test referred to in the previous sentence. Any arrears of principal will also become fully payable on the date of the dissolution of the Issuer, the date on which the Issuer is declared bankrupt or the date on which a Moratorium is declared in respect of the Issuer. Where any amount of interest or principal is paid in part, each part payment shall be made pro rata to the Tier 3 Noteholders. Any arrears of principal shall continue to bear interest at the rate applicable to the relevant Tier 3 Notes.

(l) *Condition to Early Redemption*

Early redemption of the Subordinated Notes may only be effected after the Issuer has obtained the prior written consent of the Dutch Central Bank *(De Nederlandsche Bank N.V.)*.

8. Provisions Applicable to Equity Linked Notes

The following provisions apply to Equity Linked Notes:

(a) *Adjustments*

As soon as reasonably practicable, following the occurrence of any Potential Adjustment Event or where there has been an adjustment to the settlement terms of listed contracts on any Underlying Security traded on a Related Exchange, the Calculation Agent shall, in its sole discretion, determine (as soon as practicable thereafter) whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Underlying Security and, if so, the appropriate adjustment, if any, to be made to any of these Conditions (including without limitation to the Redemption Amount and/or Underlying Securities Amount) in relation to the Notes to account for the diluting or concentrative effect of such event or otherwise necessary to preserve the economic equivalent of the rights of the Noteholders under the Notes immediately

prior to such event, such adjustment to be effective as of the date determined by the Calculation Agent (provided that no adjustments will be made to account solely for changes in volatility, except dividend, stock loan rate or liquidity).

In determining whether an adjustment should be made as a result of the occurrence of a Potential Adjustment Event or adjustment to the settlement terms of listed contracts on any Underlying Security, if options contracts or futures contracts on the Underlying Securities are traded on any stock exchange, the Calculation Agent may have regard to, but shall not be bound by, any adjustment to the terms of the relevant options contract or futures contract made and announced by such stock exchange. Any adjustments made in accordance with this Condition shall be notified to Noteholders in accordance with Condition 17.

(b) *Disrupted Days*

If the Calculation Agent determines that any Valuation Date is a Disrupted Day in respect of an Underlying Security, then the Valuation Date in respect of that Underlying Security will be the first succeeding Scheduled Trading Day that is not a Disrupted Day in respect of that Underlying Security, unless each of the eight Scheduled Trading Days immediately following the original date that, but for the determination by the Calculation Agent of the occurrence of a Disrupted Day, would have been such Valuation Date, is a Disrupted Day. In that case, (i) that eighth Scheduled Trading Day will be deemed to be the Valuation Date in respect of that Underlying Security, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the price of one such Underlying Security as its good faith estimate of the value for the Underlying Security as at the Valuation Time on that eighth Scheduled Trading Day. Such determinations shall be notified to Noteholders and any stock exchange on which the Notes are listed (if any).

(c) *Consequences of a Merger Event or Tender Offer*

If a Merger Event or Tender Offer, as the case may be, is specified as applicable in the relevant Final Terms then on, or after the relevant Merger Date or Tender Offer Date, as the case may be, the Calculation Agent shall (i)(A) make such adjustment to the exercise, settlement, payment or any other terms of the Notes, as the Calculation Agent determines appropriate to account for the economic effect on the Notes of such Merger Event or Tender Offer, as the case may be, (provided that no adjustments will be made to account solely for changes in volatility, excepted dividends, stock loan rate or liquidity relevant Underlying Securities or to the Notes), which may, but need not be determined by reference to the adjustment(s) made in respect of such Merger Event or Tender Offer, as the case may be, by an options exchange to options on the relevant Underlying Securities traded on such options exchange, and (B) determine the effective date of any adjustment or (ii) if the Calculation Agent determines that no adjustment that it could make under (i) will produce a commercially reasonable result, then the Issuer shall redeem the Notes at their Early Redemption Amount as at the Merger Date or the Tender Offer Date, as the case may be. Any adjustment made in accordance with this Condition or any determination made that the Notes are to be redeemed in accordance with this Condition shall be notified to Noteholders in accordance with Condition 17, together with, in the case of redemption of the Notes, the date of such redemption.

9. Provisions Applicable to Index Linked Notes

The following provisions apply to Index Linked Notes:

(a) Adjustment

If the Index or one of the Indices is (*i*) not calculated and announced by the Sponsor but is calculated and published by a successor to the Sponsor (the 'Successor Sponsor') acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the relevant Index or (iii) not in existence on or prior to the Valuation Date, but the Calculation Agent considers there to be in existence at such time an alternative index which, if substituted for the relevant Index, would materially preserve the economic equivalent of the rights of the Noteholders under the Notes immediately prior to such substitution, then the relevant successor Index (the 'Successor Index') will be deemed to be the Index so calculated and published by the Successor Sponsor or that successor or the alternative index, as the case may be.

If the Calculation Agent determines in its sole and absolute discretion that an Index Modification, Index Cancellation or Index Disruption has occurred, then the Calculation Agent shall determine the Rate of Interest, the Final Redemption Amount and/or any other relevant terms, using, in lieu of a published level of the relevant Index, the level for the relevant Index as at the relevant Valuation Time at the relevant Valuation Date, as determined by the Calculation Agent in accordance with the formula for and method of calculating the relevant Index last in effect prior to that change or failure, but using only those securities/commodities that comprised the relevant Index immediately prior to that change or failure (other than those securities that have since ceased to be listed on the relevant stock exchange).

(b) Correction of the Index

In the event that the level of the relevant Index published by the Sponsor which is used by the Calculation Agent for any calculation or determination made under the Notes is subsequently corrected and the correction is published by the Sponsor within 20 days of the original publication, the Calculation Agent shall notify the Issuer and the Fiscal Agent of (a) that correction and (b) the amount of principal and/or interest (if any) that is payable as a result of that correction and as soon as reasonably practicable thereafter, the Issuer shall make payment of such amount in accordance with Condition 10.

(c) Disrupted Days

If the Calculation Agent determines that any Valuation Date is a Disrupted Day in respect of an Index, then the Valuation Date for such Index shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the original date that, but for the determination by the Calculation Agent of the occurrence of a Disrupted Day, would have been such Valuation Date, is a Disrupted Day. In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day and (ii) the Calculation Agent shall determine the level of the Index as at the Valuation Time on that eighth Scheduled Trading Day

in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day, using the Exchange traded price or quoted price as of the Valuation Time on that eighth Scheduled Trading Day of each security/commodity comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security/commodity on that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security/commodity as of the Valuation Time on that eighth Scheduled Trading Day. Such determinations shall be notified to the Noteholders and any stock exchange on which the Notes are listed.

10. Payments and Talons

(a) *Bearer Notes*

Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 10(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 10(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States and Australia by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a bank in the principal financial centre for such currency, or in the case of euro, in a city in which banks have access to the TARGET System and in the case of Japanese yen, the transfer shall be to a non-resident Japanese yen account with a bank in Japan (in the case of payment to a non-resident of Japan).

(b) *Registered Notes*

(i) Payments of principal (which for the purposes of this Condition 10(b) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in paragraph (ii) below.

(ii) Interest (which for the purpose of this Condition 10(b) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof or in case of Registered Notes to be cleared through DTC, on the fifteenth DTC business day before the due date for payment thereof (the 'Record Date'). For the purpose of this Condition 10(b), 'DTC business day' means any day on which DTC is open for business. Payments of interest on each Registered Note shall be made in the relevant currency by cheque drawn on a bank mailed to the holder (or to the first-named of joint holders) of such Note at its address appearing in the Register, provided that no such cheque will be mailed to an address in Australia. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency specified by the payee with a bank in the principal financial centre for such currency, or in the case of euro, in a city in which banks have access to the

TARGET System and in the case of Japanese yen, the transfer shall be to a non-resident Japanese yen account with a bank in Japan (in the case of payment to a non-resident of Japan).

(iii) Payments through DTC: Registered Notes, if specified in the relevant Final Terms, will be issued in the form of one or more Global Certificates and may be registered in the name of, or in the name of a nominee for, DTC. Payments of principal and interest in respect of Registered Notes denominated in U.S. Dollars will be made in accordance with (i) and (ii) above. Payments of principal and interest in respect of Registered Notes registered in the name of, or in the name of a Nominee for, DTC and denominated in a Specified Currency other than U.S. Dollars will be made or procured to be made by the Fiscal Agent in the Specified Currency in accordance with the following provisions. The amounts in such Specified Currency payable by the Fiscal Agent or its agent to DTC with respect to Registered Notes held by DTC or its nominee will be received from the Issuer by the Fiscal Agent who will make payments in such Specified Currency by wire transfer of same day funds to the designated bank account in such Specified Currency of those DTC participants entitled to receive the relevant payment who have made an irrevocable election to DTC, in the case of interest payments, on or prior to the third DTC business day after the Record Date for the relevant payment of interest and, in the case of payments or principal, at least 12 DTC business days prior to the relevant payment date, to receive that payment in such Specified Currency. The Fiscal Agent, after the Exchange Agent has converted amounts in such Specified Currency into U.S. Dollars, will cause the Exchange Agent to deliver such U.S. Dollar amount in same day funds to DTC for payment through its settlement system to those DTC participants entitled to receive the relevant payment who did not elect to receive such payment in such Specified Currency. The Agency Agreement sets out the manner in which such conversions are to be made.

(c) *Payments in the United States*

Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. Dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to such Issuer.

(d) *Payments Subject to Fiscal Laws*

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment, but without prejudice to the provisions of Condition 11. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Appointment of Agents

The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents, the Exchange Agent and the Calculation Agent initially appointed by the Issuer and its respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents, the Exchange Agent and the Calculation Agent(s) act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any Paying Agent, the Registrar, any Transfer Agent, the Exchange Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents or Transfer Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent in relation to Registered Notes in Luxembourg, (iv) one or more Calculation Agent(s) where the Conditions so require, (v) Paying Agents having specified offices in at least two major European cities (including Luxembourg) so long as the Notes are listed on the Luxembourg Stock Exchange, (vi) an Exchange Agent, (vii) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed and (viii) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. Dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders.

(f) Unmatured Coupons and Receipts and unexchanged Talons

(i) Upon the due date for redemption of Bearer Notes which comprise Fixed Rate Notes (other than Dual Currency Notes, Index Linked Notes or Equity Linked Notes), they should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 12).

(ii) Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Note, Index Linked Note or an Equity Linked Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 12).

(h) Non-Business Days

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be:

(A) entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment; or

(B) entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment,

in each case as specified hereon.

In this paragraph, 'business day' means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as 'Financial Centres' in the relevant Final Terms and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency (which in the case of Australian Dollars shall be Sydney and in the case of New Zealand Dollars shall be Wellington); or

(ii) (in the case of a payment in euro) which is a TARGET Business Day.

11. Taxation

All payments of principal and interest in respect of the Notes, the Receipts and the Coupons shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Netherlands (in the case of Rabobank Nederland, Rabobank Australia Branch and Rabobank Singapore Branch), Australia (in the case of Rabobank Australia Branch) and Singapore (in the case of Rabobank Singapore Branch), or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts (the 'Additional Amounts') as shall result in receipt by the Noteholders and the Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no Additional Amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:

(i) in the country of incorporation of the Issuer (or in the case of Rabobank Australia Branch, Australia, or in the case of Rabobank Singapore Branch, Singapore) (each, as the case may be, a 'Relevant Taxing Jurisdiction');

(ii) In a Relevant Taxing Jurisdiction of the Issuer (wherein and whereof the Issuer is obliged to withhold tax) by or on behalf of a holder who is liable to such taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within such Relevant Taxing Jurisdiction in respect of such Note, Receipt or Coupon by reason of such holder having some connection with the Relevant Taxing Jurisdiction of the Issuer other than by reason only of holding such Note or Coupon or the receipt of the relevant payment in respect thereof;

(iii) by or on behalf of a holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying, or procuring that any third party complies, with any statutory requirements or by making or procuring that a third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the relevant Note (or the Certificate representing it), Receipt or Coupon is presented for payment;

(iv) where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(v) (except in the case of Registered Notes) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union;

(vi) more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the expiry of such period of 30 days;

(vii) if the Issuer and the relevant Dealer or Dealers in respect of any issue as set forth in the relevant Final Terms provide hereon that the Notes are Domestic Notes for the purpose of this Condition; or

(viii) *in relation to Notes issued by Rabobank Australia Branch, if such* Additional Amounts are payable by reason of the Noteholder being an associate of the Issuer for the purposes of Section 128F(6) of the Income Tax Assessment Act 1936 of Australia.

As used in these Conditions, 'Relevant Date' in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) 'principal' shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 7 or any amendment or supplement to it, (ii) 'interest' shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 6 or any amendment or supplement to it and (iii) 'principal' and/or 'interest' shall be deemed to include any Additional Amounts that may be payable under this Condition 11.

12. Prescription

Claims against the Issuer for payment of principal or interest in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within five years from the date on which such payment first becomes due.

13. Events of Default

If, in the case of an issue of Senior Notes, any of the following events (each an 'Event of Default') occurs or, in the case of an issue of Subordinated Notes, the event specified in (iv) occurs, the holder of any Note may by written notice to the Issuer at its specified office declare such Note to be forthwith due and payable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such Event of Default shall have been remedied prior to the receipt of such notice by the Issuer and provided that repayment of any Subordinated Note under this Condition will only be effected after the Issuer has obtained the prior written consent of the Dutch Central Bank *(De Nederlandsche Bank N.V.)*:

(i) default by the Issuer is made for more than 30 days in the payment of interest or principal in respect of any of the Notes; or

(ii) the Issuer fails to perform or observe any of its other obligations under the Notes and such failure continues for the period of 60 days next following the service on the Issuer of notice requiring the same to be remedied; or

(iii) the Issuer fails in the due repayment of borrowed money which exceeds euro 35,000,000 or its countervalue and such failure continues for a period of 30 days after notice of such failure has been received by the Issuer or the Issuer fails to honour any guarantee or indemnity in excess of euro 35,000,000 or its countervalue and such failure continues for a period of 30 days after notice of such failure has been received by the Issuer, provided that in each case no Event of Default

shall be deemed to have occurred if the Issuer shall contest its liability in good faith or shall have been ordered not to make such payment by a competent court; or

(iv) the Issuer becomes bankrupt, an administrator is appointed, or an order is made or an effective resolution is passed for the winding-up, liquidation or administration of the Issuer (except for the purposes of a reconstruction or merger the terms of which have previously been approved by a meeting of Noteholders) or an application is filed for a declaration (which is not revoked within a period of 30 days), or a declaration is made, under Article 71 of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*, as modified or re-enacted from time to time, of the Netherlands in respect of Rabobank Nederland, Rabobank Australia Branch or Rabobank Singapore Branch; or

(v) the Issuer compromises with its creditors generally or such measures are officially decreed; or

(vi) the Issuer shall cease to carry on the whole or a substantial part of its business (except for the purposes of a reconstruction or merger the terms of which have previously been approved by a meeting of the Noteholders).

14. Meeting of Noteholders, Modifications and Substitutions

(a) Meetings of Noteholders

The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by the Issuer or Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to amend the dates of maturity or redemption of any of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes or (vii) to modify the provisions concerning the quorum required at any meeting of Noteholders or any adjournment of such meeting or the majority required to pass the Extraordinary Resolution. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Final Terms in relation to such Series.

(b) Modification and Amendment of Agency Agreement

The Issuer shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of, or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

The Agency Agreement may be amended by the Issuer and the Fiscal Agent, without the consent of the Registrar or any Paying Agent, Transfer Agent, Exchange Agent, Calculation Agent or holder, for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein or in any manner which the Issuer and the Fiscal Agent may mutually deem necessary or desirable and which does not adversely affect the interests of the holders.

(c) Substitution of the Issuer

(i) The Issuer or any previous substitute of the Issuer under this Condition 14 may, and the Noteholders and the Couponholders hereby irrevocably agree in advance that the Issuer or any previous substitute of the Issuer under this Condition may at any time, substitute any company (incorporated in any country in the world) controlling, controlled by or under common control with Rabobank Nederland as the principal debtor in respect of the Notes or to undertake its obligations in respect of the Notes through any of its branches (any such company or branch, the 'Substituted Debtor'), provided that:

(a) such documents shall be executed by the Substituted Debtor and (if the Substituted Debtor is not the Issuer) the Issuer or any previous substitute as aforesaid as may be necessary to give full effect to the substitution (together the 'Documents') and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Noteholder to be bound by these Conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Notes and the Agency Agreement as the principal debtor in respect of the Notes in place of the Issuer or any previous substitute as aforesaid;

(b) without prejudice to the generality of sub-paragraph (a) above, where the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Netherlands (where the Issuer is Rabobank Nederland acting through its head office), Australia (where the Issuer is Rabobank Australia Branch) or Singapore (where the Issuer is Rabobank Singapore Branch), or is undertaking its obligations with respect to the Notes through a branch in another such territory, the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Noteholder has the benefit of a covenant in terms corresponding to the provisions of Condition 11 above with the substitution for the references to the Netherlands, Australia or Singapore as appropriate (or any previously substituted territory as the case may be) with territories in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes or, where such Issuer is undertaking its obligations with respect to the Notes through a branch, with the addition of references to the territory in which such branch is located;

(c) the Documents shall contain a warranty and representation (1) that the Substituted Debtor and the Issuer (or any previous substitute as aforesaid) have obtained all necessary governmental and regulatory approvals and consents for such substitution and

(if the Substituted Debtor is not Rabobank Nederland) for the giving by Rabobank Nederland of the Substitution Guarantee (as defined below) in respect of the obligations of the Substituted Debtor, that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (2) that the obligations assumed by the Substituted Debtor and (if the Substituted Debtor is not Rabobank Nederland) the Substitution Guarantee (as defined below) given by Rabobank Nederland are each valid and binding in accordance with their respective terms and enforceable by each Noteholder and that, in the case of the Issuer undertaking its obligations with respect to the Notes through a branch, the Notes remain the valid and binding obligations of such Issuer;

(d) Condition 13 shall be deemed to be amended so that it shall also be an Event of Default under the said Condition if the Substitution Guarantee (as defined below) shall cease to be valid or binding on or enforceable against Rabobank Nederland; and

(e) a Supplemental Offering Circular produced and (i) submitted to the AFM for approval, and (ii) following such approval be published in accordance with Article 14 of the Prospectus Directive,

and (if the Substituted Debtor is not Rabobank Nederland) upon the Documents becoming valid and binding obligations of the Substituted Debtor, Rabobank Nederland hereby irrevocably and unconditionally guarantees in favour of each Noteholder the payment of all sums payable by the Substituted Debtor as such principal debtor (such guarantee of Rabobank Nederland herein referred to as the 'Substitution Guarantee' and being substantially in the form of the Guarantee contained in Schedule 9 of the Agency Agreement, which shall apply mutatis mutandis to issues of Notes by the Substituted Debtor).

(ii) Upon the Documents becoming valid and binding obligations of the Substituted Debtor and (it the Substituted Debtor is not the Issuer) the Issuer and subject to notice having been given in accordance with paragraph (iv) below, the Substituted Debtor shall be deemed to be named in the Notes and Coupons as the principal debtor in place of the Issuer as issuer (or of any previous substitute under these provisions) and the Notes and Coupons shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents together with the notice referred to in paragraph (iv) below shall, in the case of the substitution of any other company as principal debtor, operate to release the Issuer as issuer (or such previous substitute as aforesaid) from all of its obligations as principal debtor in respect of the Notes and Coupons.

(iii) The Documents referred to in paragraph (i) above shall be deposited with and held by the Fiscal Agent for so long as any Notes remain outstanding and for so long as any claim made against the Substituted Debtor or (if the Substituted Debtor is not the Issuer) the Issuer by any Noteholder and Couponholder in relation to the Notes or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and (if the Substituted Debtor is not the Issuer) the Issuer acknowledge the right of every Noteholder to the production of the Documents for the enforcement of any of the Notes and Coupons or the Documents.

(iv) Not later than 15 business days after the execution of the Documents, the Substituted Debtor shall give notice thereof to the Noteholders in accordance with Condition 17.

(v) For the purposes of this Condition 14, the term 'control' means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a company, whether by contract or through the ownership, directly or indirectly, of voting shares in such company which, in the aggregate, entitle the holder thereof to elect a majority of its directors, and includes any company in like relationship to such first-mentioned company, and for this purpose 'voting shares' means shares in the capital of a company having under ordinary circumstances the right to elect the directors thereof, and 'controlling', 'controlled' and 'under common control' shall be construed accordingly.

15. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent (in the case of Bearer Notes, Receipts, Coupons or Talons) and of the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by such Issuer in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as such Issuer may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

16. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes which have the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to 'Notes' shall be construed accordingly.

17. Notices

Notices to the holders of Registered Notes shall be published in accordance with the procedure set out in this Condition for Bearer Notes and shall be mailed to them at their respective addresses in the Register and shall be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the Financial Times) and so long as the Notes are listed on Euronext Amsterdam and the rules of such exchange so require, in the Euronext Daily Official List and a daily newspaper with general circulation in the Netherlands and so long as the Notes are listed on the Luxembourg Stock Exchange, published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a daily newspaper with general circulation in Luxembourg (which is expected to be the d'Wort) respectively. If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange on which the Notes are for the time being listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders and Receiptholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition 17.

18. Governing Law and Jurisdiction

(a) Governing Law

The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the Netherlands.

(b) Jurisdiction

The competent courts of Amsterdam, the Netherlands (and, in the case of Rabobank Nederland, also the United States Federal and New York State courts sitting in New York City, the Borough of Manhattan) are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with any Notes, Receipts, Coupons or Talons and, accordingly, any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ('Proceedings') may be brought in such courts. These submissions are made for the benefit of each of the holders of the Notes, Receipts, Coupons and Talons and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction.

(c) Service of Process

Rabobank Nederland irrevocably appoints its New York branch at 245 Park Avenue, New York, New York 10167 as its agent in New York to receive, for it and on its behalf, service of process in any Proceedings in New York. For the avoidance of doubt, service of process upon Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands will also constitute service of process upon Rabobank Australia Branch and Rabobank Singapore Branch. Such service shall be deemed completed on delivery to the relevant process agent (whether or not it is forwarded to and received by Rabobank Nederland). If for any reason either process agent ceases to be able to act as such or no longer has an address in Utrecht or New York City, Rabobank Nederland irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 17. Nothing shall affect the right to serve process in any manner permitted by law.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1918A
TRANCHE NO: 1
EUR 4,000,000 Equity Linked Redemption Notes 2008 due 31 December 2010

Issue Price: 100.00 per cent.

Lehman Brothers

The date of these Final Terms is 24 June 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall *investment portfolio.*

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1918A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 4,000,000
	(ii)	Tranche:	EUR 4,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	*Calculation Amount:*	EUR 1,000
7	(i)	Issue Date:	26 June 2008

	(ii) Interest Commencement Date:	Not Applicable
8	Maturity Date:	31 December 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Equity Linked Redemption (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable

25 **Final Redemption Amount (Equity Linked Redemption Notes)** Applicable

(i) Formula for calculating the Final Redemption Amount: Unless previously redeemed or cancelled in accordance with the Conditions, on the Maturity Date the Issuer shall pay to the Noteholder an amount per Note in EUR as determined by the Calculation Agent on the Equity Valuation Date in accordance with the following Formula:

$$FRA = SD \times \left(CP + PF \times Max\left[\sum_{i=1}^{n} Weight_i \times \left(\frac{Share_{i,final} - Share_{i,0}}{Share_{i,0}} \right) ; 0 \right] \right)$$

Where:

CP means Capital Protection, being 100%;

FRA means Final Redemption Amount;

Max followed by a series of numbers or formulae inside brackets means whichever is the greater of the numbers or the results of the formulae separated by a ";" inside those brackets;

N means the number of Underlying Securities comprising the Basket, being 5;

PF means Participation Factor, being 41.70 per cent.;

SD means Specified Denomination;

$Share_i$ means an Underlying Security comprising part of the Basket, as set out in paragraph 25(iii) below;

$Share_{i,0}$ means the price of $Share_i$ as set out in paragraph 25(iii) below;

$Share_{i,final}$ means the price of $Share_i$ on the relevant Exchange at the Valuation Time on the Equity Valuation Date as determined by the Calculation Agent;

$Weight_i$ means the weight of $Share_i$ as set out in paragraph 25(iii) below.

(ii) Calculation Agent responsible for calculating Final Redemption Amount: Lehman Brothers International (Europe)

(iii) Basket: The basket composed of Underlying Securities of each Company specified below in the relative

proportions specified:

Company	ISIN	Business Center	Bloomberg Code	Exchange	Related Exchange	$Share_{i,0}$	Relative Proportion ($Weight_i$)
Deutsche Bank AG	DE0005140008	Frankfurt	DBK GY	Frankfurt Stock Exchange	EUREX	62.00	20%
Royal Bank of Scotland	GB0007547838	London	RBS LN	London Stock Exchange	LIFFE	2.29	20%
Citigroup	US1729671016	New York	C UN	New York Stock Exchange	The Chicago Board Options Exchange	19.89	20%
Merrill Lynch	US5901881087	New York	MER UN	New York Stock Exchange	The Chicago Board Options Exchange	36.28	20%
UBS AG	CH0024899483	Basel and Zürich	UBSN VX	Swiss Stock Exchange	EUREX	24.32	20%

	(iv)	Equity Valuation Date:	17 December 2010
	(v)	Valuation Time:	As per Conditions
	(vi)	Business Centre:	As specified in item 25(iii) above.
	(vii)	Physical Settlement by delivery of Underlying	Not Applicable
	(viii)	Correction of Underlying Security Prices:	Correction of Underlying Security Prices does not apply and the Reference Price shall be calculated without regard to any subsequently published correction.
	(ix)	Provisions for determining Final Redemption Amount where calculation by reference to Underlying Security and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Applicable Potential Adjustment Event Merger Event Tender Offer Nationalisation De-Listing Insolvency
	(x)	Additional Disruption Events:	Not Applicable
	(xi)	Exchange Rate:	Not Applicable
	(xii)	Such other additional terms or provisions as may be required:	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j))	As set out in the Conditions, provided that in the case of early redemption on the occurrence of an event of default (Condition 13) or for illegality (Condition 7(j)), the Early Redemption Amount shall be such amount(s) determined by the Issuer which on the early redemption date of the Notes, shall represent the fair market value of the Notes and which shall have the effect of preserving for the Noteholders the economic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such

	or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	redemption on Event of Default or illegality, have fallen due after the relevant early redemption date.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Not Applicable
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and the Business Centres as set out in item 25(iii) For the purpose of these Final Terms, Condition 10(h) is restated as follows: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Lehman Brothers International (Europe) 25 Bank Street, London, E14 5LE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 0.646154, producing a sum of (for Notes not denominated in Euro):		Not Applicable

43 In the case of Notes listed on Euronext Amsterdam: Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to trading:	No application for admission to trading has been made.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

	(i)	Reasons for the offer:	Banking Business
	(ii)	Estimated net proceeds	EUR 4,000,000
	(iii)	Estimated total expenses:	Not Applicable
6	**Yield**		Not Applicable
7	**Historic interest rates**		Not Applicable
8	**Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying**		Not Applicable
9	**Performance of rates of exchange and explanation of effect on value of investment**		Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Details on the past and further performance as well as the volatility of the Shares can be obtained from www.bloomberg.com under the Bloomberg Codes/the websites for each Exchange as set out for each Share in the Part A, paragraph 25(iii) above.

The Final Redemption Amount is dependent upon the performance of the Shares on the Final Valuation Date.

The Issuer does not intend to provide post-issuance information.

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0371588368
(iii)	Common Code:	037158836
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Valoren: 4322780
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Lehman Brothers International (Europe) 25 Bank Street, London, E14 5LE United Kingdom

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce	Not Applicable

	subscriptions:	
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Date: 27 June 2008

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 9,000,000 Index Linked Redemption Notes due 19 September 2014 linked to the Dow Jones EURO STOXX® Index (the Notes)
pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 24 December 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	2904
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate nominal amount:		

	(a)	Series:	EUR 9,000,000
	(b)	Tranche:	EUR 9,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	Specified Denominations:		EUR 50,000
7.	(a)	Issue Date:	30 June 2008
	(b)	Interest Commencement Date:	Not Applicable
8.	Maturity Date or Redemption Month:		19 September 2014 in accordance with the Following Business Day Convention
9.	Interest Basis:		Non-interest bearing
10.	(a)	Redemption/Payment Basis:	Index Linked Redemption
	(b)	Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put Option / Call Option / Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior
	(b)	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*	No
	(c)	Date approval for issuance of Notes obtained:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Call Option: (Condition 5(c))	Not Applicable
26.	Put Option: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See item 31 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Applicable

(a) Whether the Notes relate to a basket of indices or a single index and the identity of the relevant Index/Indices and details of the relevant Index Sponsor(s):

Single Index

Index or Indices:
EURO STOXX 50® (Price-) Index
ISIN EU 000 965 814 5
Bloomberg page: SX5E Index
Reuters: STOXX50E
Further information about the Index can be obtained on the following website: www.stoxx.com

$$SD \times \max\left[0;2 \times \left(1 - \frac{I_{final}}{I_{initial}}\right)\right]$$

Index Sponsor(s):
STOXX Limited

(b) Relevant provisions for determining the Final Redemption Amount:

Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount in EUR calculated in accordance with the following formula:

$$SD \times \max\left[0;2 \times \left(1 - \frac{I_{final}}{I_{initial}}\right)\right]$$

"SD" means the Specified Denomination

("$I_{initial}$") means the Reference Level on 25 June 2008

("I_{final}") means the Reference Level on the Valuation Date

(c)	Observation Period(s):	Not Applicable
(d)	Observation Date(s):	Not Applicable
(e)	Valuation Date(s):	17 September 2014
(f)	Valuation Time:	Condition 7(c) applies
(g)	Disrupted Day:	Applicable
(h)	Multiplier for each Index comprising the basket:	Not Applicable
(i)	Index Adjustment Event:	Applicable

(j)	Additional Disruption Events:	Applicable Hedging Disruption Increased Cost of Hedging For the purpose of these Final Terms: The Trade Date means 23 June 2008
(k)	Exchange(s):	in respect of each security comprising the Dow Jones EURO STOXX 50® Index, the exchange or quotation system on which such security is listed (for the avoidance of doubt, where such security has more than one listing, "Exchange" shall mean the exchange or quotation system used by the Index Sponsor when calculating the Dow Jones EURO STOXX 50® Index), any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Dow Jones EURO STOXX 50® Index has temporarily relocated
(l)	Related Exchange(s):	All Exchanges
(m)	Other terms or special conditions:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	The Early Redemption Amount will be determined by the Calculation Agent. An amount shall be determined by the Calculation Agent on the Early Redemption Date in its absolute discretion (acting reasonably) to have the effect of preserving for

the Noteholder the economic equivalent of the obligations of the Issuer under the Notes (including, but not limited to, taking into consideration the obligation of the Issuer to make payments of interest under the Notes and the cost to the Issuer of unwinding any contractual or swap arrangements.

For the purposes of determining the Early Redemption Amount, the Calculation Agent shall, for avoidance of doubt, act as an independent expert and not as an agent for the Noteholders.

All determinations and calculations shall be made by the Calculation Agent at its sole discretion, in good faith, acting reasonably and on an arms length basis. All such calculations so made shall be final and binding (save in the case of manifest error) on the Issuer, the Agents and the Noteholders.

The Calculation Agent shall have no liability in relation to the determinations or calculations provided herein, except in the case of wilful default or bad faith.

39.	Adjustment for Early Redemption Unwind Costs:	Applicable: Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	All determinations and calculations shall be made by the Calculation Agent at its sole discretion, in good faith, acting reasonably and on an arms length basis. All such calculations so made shall be final and binding (save in the case of manifest error) on the Issuer, the Agents and the Noteholders.
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a) If syndicated, names and addresses of Dealers and underwriting	Not Applicable

commitments:

	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s) (if any):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Bayerische Hypo- und Vereinsbank AG Arabellastr. 12 81925 Munich Germany
	(e)	U.S. Selling Restrictions:	TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on Euronext Amsterdam by NYSE Euronext of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms [and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Index (the **Reference Information**) has been extracted from Bloomberg, Reuters, and official websites of the Index Sponsor and/or other publicly available information. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, Reuters, and official websites of the Index Sponsor, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION[1]

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 30 June 2008.
(ii)	Estimate of total expenses related to admission to trading:	EUR 3,045

2. RATINGS

Ratings: Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 9,000,000
(c)	Estimated total expenses:	Not Applicable

5. YIELD

Indication of yield: Not Applicable

6. PERFORMANCE OF THE INDEX, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX

All disclosures contained in these Final Terms regarding the Index and/or the Index Sponsor are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein.

Investors in the Notes are urged to conduct their own investigation into the Index. Furthermore, there can be no assurance that all events occurring prior to the date of these Final Terms (including events that would affect the accuracy or completeness of such publicly available documents) that would affect the prices of the Index (and therefore the trading price of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Index could affect the trading price and redemption value of the Notes.

(a) Description of the Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50 (Price) Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. The index was developed with a base value of 1000 as of December 31, 1991. This index uses float shares. **(Source: Bloomberg®)**

(b) Historical Performance of Dow Jones EURO STOXX 50® Index

The following graph sets out, for the period indicated, the daily closing levels of the Dow Jones EURO STOXX 50® Index:


Dow Jones EURO STOXX 50®-Index
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1 January 2003
1 January 2004
1 January 2005
1 January 2006
1 January 2007
1 January 2008

Source: Bloomberg

(c) Further Information:

Further information on the Dow Jones EURO STOXX 50® Index and the daily closing Index levels for the can be obtained from the following information sources:

Bloomberg code: SX5E Index

Calculated and announced by: STOXX Limited Selnaustrasse 30, CH-8022 Zurich, Switzerland

Website: www.stoxx.com

(d) Index Disclaimer:

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the Dow Jones Euro STOXX 50® and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or

pricing of the Notes.

■ Have any responsibility or liability for the administration, management or marketing of the Notes.

■ Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
- **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;**
- **The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;**
- **The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

7. PERFORMANCE OF [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES]] *(Currency Linked Notes only)*

Not Applicable

8. PERFORMANCE OF [THE COMMODITY], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE COMMODITY]] *(Commodity Linked Notes only)*

Not Applicable

9. PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Dual Currency Notes only)*

Not Applicable

10. PERFORMANCE OF [UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS *(Equity Linked Notes and Fund Linked Notes only)*

Not Applicable

11. INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY] *(Credit Linked Notes only)*

Not Applicable

12. OPERATIONAL INFORMATION

(a)	ISIN:	XS0373190742
(b)	Common Code:	037319074
(c)	Fondscode:	Not Applicable
(d)	The Depository Trust Company:	Not Applicable
(e)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(f)	Delivery:	Delivery against payment
(g)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(h)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Bayerische Hypo- und Vereinsbank AG Arabellastr. 12 81925 Munich Germany

FINAL TERMS

Date: 19 May 2008

RABOBANK STRUCTURED PRODUCTS
Issue of EUR 50,000,000 ROBECO MULTI MARKET BOND Jul 08/18 (EUR)
pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO CONDITION 5(b), 5(e), 7(b), 8(b) OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO OBTAIN THEIR OWN TAX ADVICE.

The Offering Circular referred to below (as completed by these Final Terms) has been prepared on the basis that, except as provided in sub-paragraph (ii) below, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a **Relevant Member State**) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer of the Notes may only do so:

(i) in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer; or

(ii) in those Public Offer Jurisdictions mentioned in Paragraph 46 of Part A below, provided such person is one of the persons mentioned in Paragraph 46 of Part A below and that such offer is made during the Offer Period specified for such purpose therein.

Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Notes in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 24 December 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal

business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

A Dutch language description of the principal terms of the Notes is contained in Annex I hereto.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	2518
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		The Aggregate Nominal Amount of the Notes will depend on the number of Notes subscribed for during the Offer Period. Any increase of decrease will be published as soon as practicable after the Offer Period (as further set out in Paragraph 14 of Part B).
	(a)	Series:	EUR 50,000,000
	(b)	Tranche:	EUR 50,000,000
5.	Issue Price of Tranche:		100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 1,000

7.	(a)	Issue Date:	8 July 2008
	(b)	Interest Commencement Date:	Not Applicable
8.	Maturity Date or Redemption Month:		8 July 2018
9.	Interest Basis:		Non-interest bearing
10.	(a)	Redemption/Payment Basis:	Equity Linked Redemption
	(b)	Protection Amount:	Principal Protected
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put Option/Call Option/Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior
	(b)	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*	No
	(c)	Date approval for issuance of Notes obtained:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Call Option: (Condition 5(c))	Not Applicable
26.	Put Option: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See Annex II

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption	Not Applicable

Notes:

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:		Applicable
	(a)	Whether the Notes relate to a basket of equity securities or a single equity security (each an **Underlying Equity**) and the identity of the relevant issuer(s) of the Underlying Equity/Equities) (each an **Equity Issuer**):	Single Underlying Equity (i) Underlying Equity/Equities: Class XXIV Ordinary Shares (ii) Equity Issuer: Robeco Structured Finance Reference Entity SPC; (iii) ISIN/Common Code: Not Applicable
	(b)	Whether redemption of the Notes will be by (a) Cash Settlement or (b) Physical Delivery or (c) Cash Settlement and/or Physical Delivery:	Cash Settlement
	(c)	Relevant provisions for determining the Final Redemption Amount:	See Annex II
	(d)	Observation Period(s):	Not Applicable
	(e)	Observation Date(s):	Not Applicable
	(f)	Valuation Date(s):	Not Applicable
	(g)	Valuation Time:	Not Applicable
	(h)	Disrupted Day:	Applicable

(i)	Multiplier for each Underlying Equity comprising the basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(j)	Trade Date:	Issue Date
(k)	Relevant Assets:	Not Applicable
(l)	Asset Amount:	Not Applicable
(m)	Cut-off Date:	Not Applicable
(n)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(o)	Potential Adjustment Events:	Applicable
(p)	De-listing:	Not Applicable
(q)	Merger Event:	Not Applicable
(r)	Nationalisation:	Applicable
(s)	Insolvency:	Applicable
(t)	Tender Offer:	Not Applicable
(u)	Additional Disruption Events:	Applicable: Hedging Disruption Increased Cost of Hedging
(v)	Exchange(s):	Not Applicable
(w)	Related Exchange(s):	Not Applicable
(x)	Exchange Rate:	Not Applicable
(y)	Other terms or special conditions:	See Annex II

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions, subject to Annex II
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Applicable Amsterdam and Luxembourg
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies.

DISTRIBUTION

45.	(a)	If syndicated, names	Not Applicable

		and addresses of Dealers and underwriting commitments:	
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s) (if any):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Robeco Direct N.V., Coolsingel 120, Rotterdam, The Netherlands
	(e)	Total commission and concession:	The Dealer (for its own account) has the intention to pay an upfront distribution fee to distributors of up to 1.0% of the Specified Denomination of the Notes sold through such distributor and an annual fee of 0.50% of the net asset value of the Notes outstanding through such distributor.
	(f)	U.S. Selling Restrictions:	TEFRA D
46.	Non exempt Offer:		Not Applicable
47.	Additional selling restrictions:		Not Applicable
48.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and public offer in the Public Offer Jurisdictions and admission to trading on Euronext Amsterdam by NYSE Euronext of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Equity Issuer (the **Reference Information**) has been extracted from the relevant offering documents relating to the Underlying Equities. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Equity Issuer, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:______________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date.
(ii)	Estimate of total expenses related to admission to trading:	EUR 5,250

2. RATINGS

Ratings: Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	General corporate purposes
(b)	*Estimated net proceeds:*	*EUR 49,550,000*
(c)	Estimated total expenses:	EUR 50,000

5. YIELD [*Fixed Rate Notes only*]

Indication of yield: Not Applicable

6. HISTORIC INTEREST RATES (*Floating Rates Notes only*)

Not Applicable

7. PERFORMANCE OF [INDEX/BASKET OF INDICES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE [INDEX/BASKET OF INDICES]] (*Index-Linked Notes only*)

Not Applicable

8. **PERFORMANCE OF [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES]]** *(Currency Linked Notes only)*

Not Applicable

9. **PERFORMANCE OF [THE COMMODITY], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE COMMODITY]]** *(Commodity Linked Notes only)*

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Dual Currency Notes only)*

Not Applicable

11. **PERFORMANCE OF [UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS** *(Equity Linked Notes and Fund Linked Notes only)*

See Annex III

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY]** *(Credit Linked Notes only)*

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0364999408
(b)	Common Code:	36499940
(c)	Fondscode:	Not Applicable
(d)	The Depository Trust Company:	Not Applicable
(e)	Any clearing system(s) other than DTC, Euroclear Bank	Not Applicable

	S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	
(f)	Delivery:	Delivery against payment
(g)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(h)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	Robeco Institutional Asset Management B.V. Coolsingel 120, Rotterdam, The Netherlands

14. TERMS AND CONDITIONS OF THE OFFER

(a)	Offer Price:	Issue Price
(b)	*Conditions to which the* offer is subject:	*Not Applicable*
(c)	Description of the application process:	The offer of the Notes is expected to open at 10:00 hours (Central European Time) on 20 May 2008 and close at 17:00 hours (Central European Time) on 1 July 2008 or such earlier or later date or time as the Issuer may determine and will be announced in the Euronext Amsterdam Daily Official List (*officiële prijscourant*) and in a Dutch language newspaper having national distribution in the Netherlands. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes until one Business Day prior to the Issue Date at the latest. Such withdrawal, extension or alteration will be announced in the aforementioned publications. The Issuer reserves the right to increase or decrease the aggregate nominal amount of the Notes to be issued. Such increase will be announced in the aforementioned publications. If the Issuer increases or decreases the aggregate nominal amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the

division of the increased or, as the case may be, decreased aggregate nominal amount by the Specified Denomination.

No dealing in the Notes will be possible before the aggregate nominal amount of the Notes is announced as set out above.

(d)	Details of the minimum and/or maximum amount of application:	The minimum amount for application is EUR 1,000
(e)	Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	Not Applicable
(f)	Details of the method and time limits for paying up and delivering the Notes:	Not Applicable
(g)	Manner in and date on which results of the offer are to be made public:	Not Applicable
(h)	Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	Not Applicable
(i)	Categories of potential investors to which the Notes are offered and whether tranche(s) have been reserved for certain countries:	Not Applicable
(j)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable
(k)	Amount of any expenses and taxes specifically	Not Applicable

	charged to the subscriber or purchaser:	
(l)	Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place:	Not Applicable

ANNEX I

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE VOORNAAMSTE KENMERKEN VAN DE EUR 50,000,000 ROBECO MULTI MARKET BOND Jul 08/18 (EUR)

Gerelateerd aan Transtrends Diversified Trend Program – Enhanced Risk (EUR)

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE ROBECO MULTI MARKET OBLIGATIE JUL 08/18 (EUR) (de "Notes")

Onder het Euro 8.000.000.000 Rabobank Structured Medium Term Note Programme (hierna: het "**Programma**") geeft Rabobank Structured Products voor EUR 50.000.000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement op de Notes is afhankelijk van de waardeontwikkeling van de Klasse XXIV Aandelen, die zullen worden uitgegeven door Robeco Structured Finance Reference Entity SPC. Informatie over Robeco Structured Finance Reference Enity SPC is opgenomen in de Engelstalige Amended and Restated Offering Memorandum gedateerd op of omstreeks 7 juli, 2008 en de Engelstalige Supplemental Offering Memorandum gedateerd op of omstreeks 7 juli, 2008 (tezamen de "**Klasse XXIV Prospectus** "), die zijn bijgevoegd als annex III. De Klasse XXIV Aandelen zijn op hun beurt weer afhankelijk van de waardeontwikkeling van de Klasse D Aandelen, die zullen worden uitgegeven door Robeco Multi Market SPC. Informatie over Robeco Multi Market SPC is opgenomen in de Engelstalige Amended and Restated Offering Memorandum gedateerd 16 juli, 2004 en de Engelstalige Amended and Restated Supplemental Offering Memorandum gedateerd 16 juli, 2004 (tezamen de "**Klasse D Prospectus** "), die zijn bijgevoegd als annex IV.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 24 december 2007 en de Engelstalige Final Terms, gedateerd 19 mei 2008 (hierna: de "**Definitieve Voorwaarden**"), het Klasse XXIV Prospectus en het Klasse D Prospectus.

De uitgifte datum voor de Notes is gesteld op 8 juli 2008. De inschrijvingsperiode begint op 20 mei 2008 en eindigt op 1 juli 2008 om 17.00 uur (hierna: de "**Inschrijvingsperiode** "). Rabobank Structured Products behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten of uit te stellen en om het aanbod terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Structured Products in de *Officiële Prijscourant van Euronext Amsterdam N.V.* en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal *het Financieele Dagblad* voor een dergelijke publicatie worden gekozen.

De Notes worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van EUR 1.000, uitgegeven tegen een uitgifte prijs van EUR 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "**Euroclear**") en Clearstream Banking, societe anonyme (hierna: "**Clearstream**"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Aflossing

Elke Note zal op de einddatum een aflossing betalen welke gelijk zal zijn aan de som van:

(i) het Minimum Aflossingsbedrag van de Note, zoals hieronder gedefinieerd; en

(ii) de door Robeco Structured Finance Reference Entity SPC op de laatste werkdag in juni 2018 uit te betalen waarde van een door haar uitgegeven Klasse XXIV Aandeel.

Indien, als gevolg van een vervroegde beëindiging door een zogenaamde "Trading Termination Event", op de laatste werkdag in juni 2018 geen Klasse XXIV aandelen uitstaan, is de waarde onder (ii) gelijk aan nul.
In het geval van een dergelijk "Trading Termination Event" wordt zo spoedig moegelijk daarna een bedrag uitbetaald gelijk aan de uit te betalen waarde van een Klasse XXIV Aandeel op dat moment en zullen de Notes op einddatum het Minimum Aflossingsbedrag betalen.

Minimum Aflossingsbedrag
"Minimum Aflossingsbedrag" betekent in dit verband: EUR 1.000, te vermeerderen met de Lock-in bedragen voor elke keer dat op de Klasse XXIV Aandelen op een dividenddatum een dividend wordt aangekondigd en betaald.

Een dividend wordt uitbetaald ongeveer vier werkdagen nadat het Lock-in Bedrag (zoals hieronder gedefinieerd) is vastgesteld.

Het Lock-in Bedrag van de Note is gelijk aan het product van:

(a) 50 procent; en
(b) de officiële intrinsieke waarde van de Note op de jaarlijkse clickdatum minus de hoogste intrinsieke waarde van de Note zoals bepaald op alle voorgaande clickdata,

met een minimum van nul.

De jaarlijkse clickdatum zal zijn op of omstreeks (vanwege weekeinden en vakantiedagen zal het mogelijk niet altijd de 8e zijn) 8 juli van ieder jaar, voor het eerst op 8 juli 2009 en voor het laatst op 8 juli 2017,

Robeco Structured Finance Reference Entity SPC / Robeco Multi Market SPC
Robeco Structured Finance Reference Entity SPC belegt de middelen in Segregated Portfolio Series XXIV in de Klasse D Aandelen, die zijn uitgegeven door Robeco Multi Market SPC of houdt ze aan als kasgeld. Daarnaast gebruikt Robeco Structured Finance Reference Entity SPC de middelen in Segregated Portfolio Series XXIV voor het aangaan van transacties die beogen de rentegevoeligheid van de Notes te verlagen.

De Klasse D Aandelen zijn door Robeco Multi Market SPC in samenhang met de zogenaamde Segregated Portfolio D. Robeco Multi Market SPC is een vennootschap met afgescheiden portefeuilles (Segregated Portfolios) gevestigd op de Kaaiman Eilanden.
De middelen van Segregated Portfolio Series XXIV worden in overeenstemming met de voorwaarden in de investment management overeenkomst, zoals uiteengezet in de Klasse XXIV Prospectus, in de Klasse D Aandelen van Robeco Multi Market SPC belegd door Robeco Institutional Asset Management B.V. Robeco Institutional Asset Management B.V. is geregistreerd bij de Autoriteit Financiële Markten in Amsterdam.

De Segregated Portfolio D van Robeco Multi Market SPC wordt eveneens beheerd door Robeco Institutional Asset Management B.V. en streeft naar koerswinst door te beleggen in een gespreide portefeuille van financiële instrumenten. Het beleggingsproces is ontwikkeld en wordt geïmplementeerd door Transtrend B.V., een dochteronderneming van Robeco, die voor de Segregated Portfolio D van Robeco Multi Market SPC zal optreden als beleggingsadviseur.

Transtrend B.V. is een vermogensbeheerder geregistreerd bij de Autoriteit Financiële Markten in Amsterdam.

Let op: Er kan geen garantie worden gegeven dat de beleggingsdoelstellingen van Robeco Structured Finance Reference Entity SPC, Segregated Portfolio Series XXIV of Robeco Multi Market SPC, Segregated Portfolio D zullen worden behaald.

Verlagen van het renterisico
De intrinsieke waarde van een Note is gelijk aan de waarde van een Klasse XXIV Aandeel plus de waarde van een zero-coupon note. Aangezien renteveranderingen invloed hebben op de waarde van de zero-coupon note zullen deze renteveranderingen ook invloed hebben op de waarde van de Note.

Om de rentegevoeligheid van de Notes te verlagen, zal Robeco Structured Finance Reference Entity SPC (Segregated Portfolio Series XXIV) een aantal transacties aangaan die als doel hebben het renterisico te verlagen. Door deze transacties zullen renteveranderingen een tegengesteld effect hebben op de waarde van de Klasse XXIV Aandelen ten opzichte van het effect dat renteveranderingen op de waarde van de zero-coupon notes hebben. Als gevolg zullen de Notes minder gevoelig voor renteveranderingen zijn dan anders van een vergelijkbaar product zal mogen worden verwacht. Hoewel deze transacties het doel hebben het effect van de rente op de waarde van de Notes te verlagen, wil dit niet zeggen dat renteveranderingen helemaal geen invloed op de waardeontwikkeling van de Notes hebben.

Algemeen
De kosten beschreven in sub-paragraaf B-(4)(c) van de Definitieve Voorwaarden worden gedragen door de
investeerders in de Notes. Daarnaast worden alle kosten met betrekking tot Robeco Structured Finance Reference Entity SPC (Segregated Portfolio Series XXIV) en Robeco Multi Market SPC (Segregated Portfolio D) gedragen op het niveau van Robeco Structured Finance Reference Entity SPC (Segregated Portfolio Series XXIV) en Robeco Multi Market SPC (Segregated Portfolio D). Deze kosten zijn beschreven in de Klasse XXIV Prospectus en de Klasse D Prospectus.

Voor de Notes is notering aan Euronext Amsterdam by NYSE Euronext aangevraagd.

De intrinsieke waarde van de Notes kan gedurende de looptijd onder de nominale waarde komen te liggen. Een dergelijke waardevermindering zal in de beurskoers van de Notes tot uitdrukking kunnen komen. De beurskoers komt tot stand door vraag en aanbod, en kan daardoor afwijken van de gepubliceerde indicatieve intrinsieke waarde van de Notes.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het Engelstalige Programma, de Definitieve Voorwaarden en de daarbij behorende bijlagen (deze Annex I uitgezonderd). Het Engelstalige Programma, de Definitieve Voorwaarden en de daarbij behorende bijlagen (deze Annex I uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

Annex II

1. **Interpretation and Definitions**

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or in the Conditions shall have the respective meanings given to them in the Class XXIV Offering Memorandum (Annex III) and the Class D Offering Memorandum (Annex IV).

The following terms shall have the following meanings:

"Initial Nominal Amount" means EUR 1,000;

"Lock-in Amount" means, in respect of each Note, an amount equivalent to the product of:

(i) 50 per cent., and
(ii) the Official Bond NAV as of the close of business at the Lock-in Calculation Date, less the highest Official Bond NAV on any of the previous Lock-in Calculation Dates (or in case of the first Lock-in Calculation Date, the Initial Nominal Amount),

subject to a minimum of zero.

"Lock-in Calculation Date" means the 8th day of July in each year occurring during the period from and including 8th July 2009, up to and including 8th July 2017, subject to adjustment in accordance with the Modified Following Business Day Convention;

"Minimum Redemption Amount" means, in respect of each Note, 100 per cent. of the Initial Nominal Amount of the relevant Note, as increased on an annual basis on the Dividend Payment Date (as defined in the Class XXIV Offering Memorandum) with the Lock-In Amount;

"Official Bond NAV", at any time, means, in respect of each Note, the aggregate of the Official NAV of a Class XXIV Ordinary Share at such time and the Official Zero-Note Value of such Note at such time;

"Official Zero-Note Value", at any time, means, in respect of each Note, the present value of the Minimum Redemption Amount of such Note, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date of the Notes but which have become due and payable at such time;

"Underlying Entity" means Robeco Structured Finance Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

"Underlying Securities" means the Class XXIV Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and **"Underlying Security"** means any one of such shares;

"Underlying Securities Final Redemption Date" has the same meaning as the term "Final Redemption Day" as defined in the Class XXIV Offering Memorandum; and

"Underlying Security Redemption Proceeds", at any time, means an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities at such time, the amount of which shall be determined by the Administrator of the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time.

2. **Final Redemption Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the **"Final Redemption Amount"**) in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if a Trading Termination Event has occurred in respect of Segregated Portfolio Series XXIV prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero.

3. **Trading Termination Event Payment Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that a Trading Termination Event has occurred in respect of Segregated Portfolio Series XXIV prior to the Underlying Securities Final Redemption Date, an amount (the **"Trading Termination Event Payment Amount"**) in the Specified Currency, being the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the Maturity Date.

4. **Early Redemption Amount**

Subject to paragraph 5 below, for the purposes of Condition 8(b) and Condition 14, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

   (i) the Official Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the **"Early Redemption Date"**); plus

   (ii) the Underlying Security Redemption Proceeds as of the Early Redemption Date; less

(iii) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 7(c) or Condition 13, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption;

and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that a Trading Termination Event has occurred in respect of Segregated Portfolio Series XXIV prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph 4 sub-paragraphs (a)(ii) above shall be deemed to be zero.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity fails, or is unable, to determine the relevant Underlying Security Redemption Proceeds such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds which cannot be calculated and/or which has not been paid by the Underlying Entity in full (each such amount, a **"Deferred Amount"**) and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Event Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a **"Deferred Amount"**), the payment of such Deferred Amount by the Issuer shall be deferred.

Each Deferred Amount shall be paid by the Issuer at such time which the Calculation Agent, in its reasonable discretion, determines that the relevant Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series XXIV, the relevant Monthly Trading Advisory Report in respect of Segregated Portfolio D and all relevant information, render a note monthly report (each, a "**Note Monthly Report**") prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV of each Note as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series XXIV as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the relevant Monthly Trading Advisory Report in respect of Segregated Portfolio D as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Noteholders no later than ten Business Days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Risk Management Report, the relevant Monthly Trading Advisory Report and of such relevant information for the purposes of providing such Note Monthly Report.

The Calculation Agent shall also notify the Administrator of the Official Bond NAV of each Note as at close of business of the last Business Day of each calendar month as soon as reasonably practicable upon its determination thereof.

ANNEX III

Class XXIV Offering Memorandum

DRAFT(1): 13/05/08

AMENDED AND RESTATED OFFERING MEMORANDUM

DATED [13TH JUNE], 2008

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC

An exempted segregated portfolio company
incorporated in the Cayman Islands

(formerly known as Robeco Multi Market Reference Entity SPC)

THIS AMENDED AND RESTATED OFFERING MEMORANDUM IS ATTACHED TO THE FINAL TERMS DATED 19TH MAY, 2008 FOR INFORMATION ONLY, AND THE ATTACHMENT OF THIS AMENDED AND RESTATED OFFERING MEMORANDUM IN THIS ANNEX III DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION BY, OR ON BEHALF OF RABOBANK STRUCTURED PRODUCTS, ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC OR ROBECO MULTI MARKET SPC TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SHARES OF ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC OR ROBECO MULTI MARKET SPC.

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC

(the "Company")

Amended and Restated Offering Memorandum

Private Offering of Redeemable Ordinary Shares in the Company

(the "Ordinary Shares")

THIS AMENDED AND RESTATED OFFERING MEMORANDUM (THE "**OFFERING MEMORANDUM**") SUPERSEDES THE AMENDED AND RESTATED OFFERING MEMORANDUM DATED 15TH DECEMBER, 2006 IN RESPECT OF THE COMPANY (FORMERLY KNOWN AS ROBECO MULTI MARKET REFERENCE ENTITY SPC).

THE COMPANY HAS NOT BEEN AND WILL NOT BE REGISTERED AS AN "INVESTMENT COMPANY" UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**") AND INVESTORS WILL NOT BE ENTITLED TO THE BENEFITS OF THAT ACT. THE ORDINARY SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT).

THE ORDINARY SHARES HAVE NOT BEEN AND WILL NOT BE LISTED IN THE UNITED KINGDOM UNDER PART VI OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("**FSMA**") AND INVESTORS WILL NOT BENEFIT FROM THE PROTECTIONS UNDER THE FSMA OR THE UK FINANCIAL SERVICES COMPENSATION SCHEME.

FOR A FURTHER DESCRIPTION OF RESTRICTIONS ON OFFERS, SALES AND DELIVERIES OF THE ORDINARY SHARES, SEE THE SECTION "SALES RESTRICTIONS" BELOW.

THE ORDINARY SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY, WHETHER IN THE UNITED STATES OR ELSEWHERE, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE ORDINARY SHARES OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

THE DISTRIBUTION OF THIS OFFERING MEMORANDUM AND THE OFFERING OF THE ORDINARY SHARES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS OFFERING MEMORANDUM COMES ARE REQUIRED BY THE COMPANY TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE, AND MAY NOT BE USED FOR OR IN CONNECTION WITH, AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORISED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

THE COMPANY IS REGISTERED IN THE CAYMAN ISLANDS PURSUANT TO THE COMPANIES LAW (REVISED) (THE "**LAW**"), BUT SUCH REGISTRATION DOES NOT INVOLVE A DETAILED EXAMINATION OF THE MERITS OF THE COMPANY OR SUBSTANTIVE SUPERVISION OF THE INVESTMENT PERFORMANCE OF THE COMPANY BY THE CAYMAN ISLANDS GOVERNMENT

OR THE CAYMAN ISLANDS MONETARY AUTHORITY. THERE IS NO FINANCIAL OBLIGATION OR COMPENSATION SCHEME IMPOSED ON OR BY THE GOVERNMENT OF THE CAYMAN ISLANDS IN FAVOUR OF OR AVAILABLE TO THE INVESTORS IN THE COMPANY.

THIS OFFERING MEMORANDUM SHALL NOT CONSTITUTE AN OFFER, INVITATION OR SOLICITATION TO THE MEMBERS OF THE PUBLIC IN THE CAYMAN ISLANDS OR THE COUNTRIES OF THE EUROPEAN UNION TO SUBSCRIBE FOR ORDINARY SHARES.

NO PERSON IS AUTHORISED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

THIS OFFERING MEMORANDUM IS SENT TO EACH RECIPIENT ON THE STRICT UNDERSTANDING THAT HE WILL NOT FURTHER DISTRIBUTE ANY COPY OF IT, OR COMMUNICATE THE INVITATION OR ANY INFORMATION CONTAINED IN IT, IN ANY WAY IN ANY JURISDICTION IN WHICH SUCH DISTRIBUTION OR COMMUNICATION IS NOT AUTHORISED BY LAW. EVERY PERSON INTO WHOSE POSSESSION THIS OFFERING MEMORANDUM MAY COME IS REQUIRED BY THE COMPANY AND THE INVESTMENT MANAGER TO INFORM HIMSELF ABOUT AND TO OBSERVE ANY RELEVANT RESTRICTIONS IN ANY JURISDICTION ON THE DISTRIBUTION OF THIS OFFERING MEMORANDUM.

THIS OFFERING MEMORANDUM SETS FORTH A DISCUSSION OF THE MATERIAL TERMS RELATING TO AN INVESTMENT IN ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC, INCLUDING CERTAIN RISK FACTORS AND CONFLICTS OF INTEREST. AN INVESTMENT IN ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC IS A SPECULATIVE INVESTMENT AND IS ONLY SUITABLE FOR SOPHISTICATED EXPERIENCED INVESTORS WHO DO NOT REQUIRE IMMEDIATE LIQUIDITY FOR THEIR INVESTMENT. PERSONS CONSIDERING PURCHASING THE SHARES SHOULD OBTAIN INDEPENDENT QUALIFIED INVESTMENT AND TAX ADVICE.

THE ATTENTION OF POTENTIAL INVESTORS IS PARTICULARLY DRAWN TO THE RISK FACTORS SET OUT ON PAGES [22] TO [26] INCLUSIVE OF THIS OFFERING MEMORANDUM, AND TO THE SECTIONS "INVESTMENT OBJECTIVE AND ACCOUNTS", "INVESTMENT GUIDELINES" AND "INVESTMENT FACTORS" AND "FEES & EXPENSES", AS SET OUT HEREIN. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO SUCH PROVISIONS IN EVALUATING THE MERITS AND SUITABILITY OF AN INVESTMENT IN THE COMPANY.

AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. ALTHOUGH CONSISTENT CAPITAL APPRECIATION IS A PRIMARY OBJECTIVE OF THE COMPANY, THERE CAN BE NO ASSURANCE WHATSOEVER THAT THIS OBJECTIVE WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES CAN BE AVOIDED, WHICH COULD INCLUDE THE LOSS OF A SHAREHOLDER'S ENTIRE INVESTMENT.

THE ORDINARY SHARES MAY ONLY BE PURCHASED OR OWNED BY EXPERIENCED AND SOPHISTICATED INVESTORS WHO ARE NOT U.S. PERSONS AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT. IT IS THE RESPONSIBILITY OF EACH INVESTOR TO ENSURE THAT THE PURCHASE OF THE ORDINARY SHARES DOES NOT VIOLATE ANY APPLICABLE LAWS IN THE INVESTOR'S JURISDICTION OF RESIDENCE.

EXCEPT AS PROVIDED BELOW, TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE DIRECTORS OF THE COMPANY, THE INFORMATION CONTAINED IN THIS DOCUMENT IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION.

NONE OF THE INVESTMENT MANAGER, THE ADMINISTRATOR, THE CUSTODIAN OR ANY OF THEIR RESPECTIVE AFFILIATES HAS SEPARATELY VERIFIED THE INFORMATION CONTAINED IN THIS OFFERING MEMORANDUM EXCEPT, IN THE CASE OF THE INVESTMENT MANAGER, FOR THE DESCRIPTION OF THE INVESTMENT MANAGER UNDER THE SECTION "THE INVESTMENT MANAGER". ACCORDINGLY, NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESSED OR IMPLIED, IS MADE, AND NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY THE INVESTMENT MANAGER, THE ADMINISTRATOR OR THE CUSTODIAN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS OFFERING MEMORANDUM EXCEPT, IN THE CASE OF THE INVESTMENT MANAGER, FOR THE DESCRIPTION OF THE INVESTMENT MANAGER UNDER THE SECTION "THE INVESTMENT MANAGER".

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX CONSEQUENCES FROM AN INVESTMENT IN ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC.

ANY TRANSFER OF ORDINARY SHARES IS SUBJECT TO LIMITATIONS IMPOSED BY THE ARTICLES OF ASSOCIATION OF THE COMPANY.

POTENTIAL INVESTORS SHOULD CONSULT, AND MUST RELY ON, THEIR OWN PROFESSIONAL TAX, LEGAL, AND INVESTMENT ADVISERS AS TO MATTERS CONCERNING THE COMPANY AND THEIR INVESTMENT THEREIN.

THE DATE OF THIS OFFERING MEMORANDUM IS [13TH JUNE], 2008.

NOTICE

THIS OFFERING MEMORANDUM CONTAINS PARTICULARS OF ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC (THE "COMPANY") WITH RESPECT TO THE OFFERING OF ORDINARY SHARES IN THE COMPANY. ORDINARY SHARES WILL BE ISSUED IN SEPARATE CLASSES OF SHARES ATTRIBUTABLE TO SEPARATE SEGREGATED PORTFOLIOS (AS DEFINED BELOW). SPECIFIC INFORMATION RELATING TO EACH SEPARATE CLASS OF ORDINARY SHARES OFFERED WILL BE SPECIFIED IN A SEPARATE SUPPLEMENTAL OFFERING MEMORANDUM SUPPLEMENTAL TO THIS OFFERING MEMORANDUM (EACH A "SUPPLEMENT"). THE ORDINARY SHARES OF THE COMPANY WILL BE OFFERED ON THE BASIS OF THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFERING MEMORANDUM AND THE RELEVANT SUPPLEMENT. THIS OFFERING MEMORANDUM AND ANY SUPPLEMENT ARE NOT TO BE REPRODUCED OR DISTRIBUTED TO ANY OTHER PERSONS (OTHER THAN PROFESSIONAL ADVISERS OF THE PROSPECTIVE INVESTOR RECEIVING THIS DOCUMENT FROM THE COMPANY). SUBSEQUENT OFFERS OF ORDINARY SHARES IN THE COMPANY WILL NOT VARY THE RIGHTS OF EXISTING SHAREHOLDERS AND SUPPLEMENTS WILL ONLY BE CIRCULATED TO APPLICANTS FOR THE RELEVANT CLASS OF ORDINARY SHARES.

IT IS RECOMMENDED THAT ANY PERSON INTERESTED IN APPLYING FOR ORDINARY SHARES SHOULD CONSULT HIS PROFESSIONAL ADVISER ON MATTERS REFERRED TO IN THIS OFFERING MEMORANDUM AND THE RELEVANT SUPPLEMENT. NO INFORMATION OR ADVICE HEREIN CONTAINED SHALL CONSTITUTE ADVICE TO A PROPOSED SHAREHOLDER IN RESPECT OF HIS PERSONAL POSITION. PERSONS INTERESTED IN ACQUIRING ORDINARY SHARES SHOULD INFORM THEMSELVES AS TO (A) THE LEGAL REQUIREMENTS WITHIN THE COUNTRIES OF THEIR NATIONALITY, RESIDENCE OR DOMICILE FOR SUCH ACQUISITION, (B) ANY FOREIGN EXCHANGE RESTRICTION OR EXCHANGE CONTROL REQUIREMENTS WHICH THEY MIGHT ENCOUNTER ON ACQUISITION OR DISPOSAL OF ORDINARY SHARES AND (C) THE INCOME TAX AND ANY OTHER TAX CONSEQUENCES WHICH MIGHT BE RELEVANT TO THE ACQUISITION, HOLDING OR DISPOSAL OF ORDINARY SHARES IN THE COMPANY.

THE DISTRIBUTION OF THIS OFFERING MEMORANDUM AND THE RELEVANT SUPPLEMENTS AND THE OFFERING OF ORDINARY SHARES MAY BE WHOLLY OR PARTLY RESTRICTED IN CERTAIN JURISDICTIONS. IT IS THE RESPONSIBILITY OF ANY PERSONS IN POSSESSION OF THIS OFFERING MEMORANDUM OR ANY SUPPLEMENT AND ANY PERSONS WISHING TO MAKE APPLICATIONS FOR ORDINARY SHARES PURSUANT TO OR ON THE BASIS OF THIS OFFERING MEMORANDUM AND ANY SUPPLEMENT TO INFORM THEMSELVES OF AND TO OBSERVE FULLY THE APPLICABLE LAWS AND REGULATIONS OF ANY RELEVANT JURISDICTION.

INVESTORS ARE URGED TO CONSULT WITH THEIR LEGAL ADVISERS AND TAX ADVISERS AS TO THE IMPLICATION OF THEIR ACQUIRING, HOLDING OR DISPOSING OF ORDINARY SHARES.

TABLE OF CONTENTS

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC

SUMMARY

This Summary should be read in conjunction with the information appearing in the main text of this Offering Memorandum, the documents described therein and the relevant Supplement. The following Summary is qualified in its entirety by the information set forth elsewhere in this Offering Memorandum, the documents described therein and the relevant Supplement.

All references to "**$**", "**dollar**" and "**USD**" in this Offering Memorandum and the relevant Supplement are to U.S. dollars, the lawful currency of the United States of America. All references to "**€**", "**Euro**" and "**EUR**" in this Offering Memorandum and the relevant Supplement are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992) as amended by the Treaty of Amsterdam (signed in Amsterdam on 2nd October, 1997). All references to "**¥**", "**Japanese Yen**", "**Yen**" and "**JPY**" in this Offering Memorandum and the relevant Supplement are to Japanese yen, the lawful currency of Japan. All references to "**S$**", "**Singapore Dollar**" and "**SGD**" in this Offering Memorandum and the relevant Supplement are to Singapore dollars, the lawful currency of Singapore. All references to "**AUD**" in this Offering Memorandum are to Australian dollars, the lawful currency of Australia. Any references to currencies other than the above in a Supplement will be defined in the relevant Supplement.

The Company:

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC (the "**Company**") is a segregated portfolio company and an exempted company with limited liability incorporated under The Companies Law (Revised) of the Cayman Islands. The Company has issued the Management Shares (as defined below) and a number of classes of Ordinary Shares as further described below. The Company will also issue additional Ordinary Shares in one or more separate classes. The Company may also issue other shares in accordance with the Articles of Association of the Company.

Any shares issued by the Company shall hereinafter be referred to as the "**Shares**" and holders of the Shares shall hereinafter be referred to as the "**Shareholders**".

The Company was incorporated on 23rd September, 2003. The Company proposes to invest in forwards, futures contracts, cash instruments, equities, funds, investment vehicles and other forms of financial products (the "**Investment Products**"). *The Company will not qualify as a mutual fund* under Cayman Islands law and therefore will not be registered as such with the Cayman Islands Authority.

Objective:

The Company's principal objective is to achieve consistent capital appreciation in its investments in the Investment Products, with levels of risk and volatility reasonably acceptable to the Investment Manager, as determined by it from time to time. No assurance can be given that the Company will achieve its objective or that it will not incur losses.

The Shares:

As at the date of this Offering Memorandum, the Company has issued (a) one class of Ordinary Shares with par value of USD 0.00001 per Share (the "**Class I Ordinary Shares**") relating to Segregated Portfolio Series I (as defined below) on 16th December, 2003, (b) one class of Ordinary Shares

with par value of EUR 0.00001 per Share (the "**Class II Ordinary Shares**") relating to Segregated Portfolio Series II (as defined below) on 16th December, 2003, (c) one class of Ordinary Shares with par value of EUR 0.00001 per Share (the "**Class III Ordinary Shares**") relating to Segregated Portfolio Series III (as defined below) on 17th February, 2004, (d) one class of Ordinary Shares with par value of EUR 0.00001 per Share (the "**Class IV Ordinary Shares**") relating to Segregated Portfolio Series IV (as defined below) on 26th March, 2004, (e) one class of Ordinary Shares with par value of USD 0.00001 per Share (the "**Class V Ordinary Shares**") relating to Segregated Portfolio Series V (as defined below) on 27th April, 2004, (f) one class of Ordinary Shares with a par value of EUR 0.00001 per Share (the "**Class VI Ordinary Shares**") relating to Segregated Portfolio Series VI (as defined below) on 18th July, 2004, (g) one class of Ordinary Shares with a par value of USD 0.00001 per Share (the "**Class VII Ordinary Shares**") relating to Segregated Portfolio Series VII (as defined below) on 16th July, 2004, (h) one class of Ordinary Shares with a par value of JPY 0.001 per Share (the "**Class VIII Ordinary Shares**") relating to Segregated Portfolio Series VIII (as defined below) on 10th August, 2004, (i) one class of Ordinary Shares with a par value of EUR 0.00001 per Share (the "**Class IX Ordinary Shares**") relating to Segregated Portfolio Series IX (as defined below) on 17th December, 2004, (j) one class of Ordinary Shares with a par value of USD 0.00001 per Share (the "**Class X Ordinary Shares**") relating to Segregated Portfolio Series X (as defined below) on 17th December, 2004, (k) one class of Ordinary Shares with a par value of EUR 0.00001 per Share (the "**Class XI Ordinary Shares**") relating to Segregated Portfolio Series XI (as defined below) on 10th March, 2005, (l) one class of Ordinary Shares with a par value of JPY 0.001 per Share (the "**Class XIII Ordinary Shares**") relating to Segregated Portfolio Series XIII (as defined below) on 9th March, 2005, (m) one class of Ordinary Shares with a par value of USD 0.00001 per Share (the "**Class XIV Ordinary Shares**") relating to Segregated Portfolio Series XIV (as defined below) on 25th April, 2005, (n) one class of Ordinary Shares with a par value of EUR 0.00001 per Share (the "**Class XV Ordinary Shares**") relating to Segregated Portfolio Series XV (as defined below) on 8th July, 2005, (o) one class of Ordinary Shares with a par value of JPY 0.001 per Share (the "**Class XVI Ordinary Shares**") relating to Segregated Portfolio Series XVI (as defined below) on 10th June, 2005, (p) one class of Ordinary Shares with a par value of AUD 0.00001 per Share (the "**Class XVII Ordinary Shares**") relating to Segregated Portfolio Series XVII (as defined below) on 24th October, 2005, (q) one class of Ordinary Shares with a par value of USD 0.00001 per Share (the "**Class XVIII Ordinary Shares**") relating to Segregated Portfolio Series XVIII (as defined below) on 13th October, 2006, (r) one class of Ordinary Shares with a par value of SGD 0.00001 per Share (the "**Class XIX Ordinary Shares**") relating to Segregated Portfolio Series XIX (as defined below) on 15th December, 2006, (s) one class of Ordinary Shares with a par value of SGD 0.00001 per Share (the "**Class XX Ordinary Shares**") relating to Segregated Portfolio Series XX (as defined below) on 15th December, 2006, (t) one class of Ordinary Shares with a par value of USD 0.00001 per Share (the "**Class XXI Ordinary Shares**") relating to Segregated Portfolio Series XXI (as defined below) on 8th December, 2006[, (u) one class of Ordinary Shares with a par value of USD [0.00001] per Share (the "**Class XXII Ordinary Shares**") relating to Segregated Portfolio Series XXII (as defined below) on [●]] and [(v)/(u)]

one class of Ordinary Shares with a par value of USD 0.00001 per Share (the "**Class XXIII Ordinary Shares**") relating to Segregated Portfolio Series XXIII (as defined below) on [13th] June, 2008. The Company may from time to time make further issues of classes of Ordinary Shares relating to additional Segregated Portfolios. All Ordinary Shares are issued on the terms described in this Offering Memorandum, the relevant Supplement and as provided in, and subject to, the Memorandum and Articles of Association of the Company.

Each Supplement will include information with respect to the relevant class of Ordinary Shares to be issued by the Company, *including but not limited* to the denomination in which the relevant class of Ordinary Shares will be issued, their initial subscription day (the "**Initial Subscription Day**"), their initial subscription price (the "**Initial Subscription Price**"), the initial minimum investment amount (the "**Initial Minimum Investment Amount**"), the initial offering period (the "**Initial Offering Period**") and the use of issue proceeds.

The Company may also issue other Shares from time to time in accordance with the Memorandum and Articles of Association of the Company.

The Management Shares: The Company has also issued 500 shares with par value of USD 1.00 per Share (the "**Management Shares**"). All of the Management Shares were issued pursuant to the terms described in this Offering Memorandum and as provided in, and subject to, the Memorandum and Articles of Association of the Company. The Management Shares are held by Maples Finance Limited in its capacity as trustee of a charitable trust.

Segregated Portfolios: The Company will keep a segregated portfolio in respect of each class of Ordinary Shares issued by the Company (each such portfolio, a "**Segregated Portfolio**"). The assets and liabilities attributable to each Segregated Portfolio shall be segregated from all other assets and liabilities attributable to all other classes of Ordinary Shares and the assets, liabilities, income and expenditure attributable or allocable to each class of Ordinary Shares shall be applied only to the relevant Segregated Portfolio. Further details of each Segregated Portfolio will be specified in the relevant Supplement.

The Company keeps a Segregated Portfolio in respect of the Class I Ordinary Shares issued by the Company ("**Segregated Portfolio Series I**"), a Segregated Portfolio in respect of the Class II Ordinary Shares issued by the Company ("**Segregated Portfolio Series II**"), a Segregated Portfolio in respect of the Class III Ordinary Shares issued by the Company ("**Segregated Portfolio Series III**"), a Segregated Portfolio in respect of the Class IV Ordinary Shares issued by the Company ("**Segregated Portfolio Series IV**"), a Segregated Portfolio in respect of the Class V Ordinary Shares issued by the Company ("**Segregated Portfolio Series V**"), a Segregated Portfolio in respect of the Class VI Ordinary Shares issued by the Company ("**Segregated Portfolio Series VI**"), a Segregated Portfolio in respect of the Class VII Ordinary Shares issued by the Company ("**Segregated Portfolio Series VII**"), a Segregated Portfolio in respect of the Class VIII Ordinary Shares issued by the Company ("**Segregated Portfolio Series VIII**"), a Segregated Portfolio in respect of the Class IX Ordinary Shares issued by the Company ("**Segregated Portfolio Series IX**"), a Segregated Portfolio in respect of the Class X Ordinary Shares

issued by the Company ("**Segregated Portfolio Series X**"), a Segregated Portfolio in respect of the Class XI Ordinary Shares issued by the Company ("**Segregated Portfolio Series XI**"), a Segregated Portfolio in respect of the Class XIII Ordinary Shares issued by the Company ("**Segregated Portfolio Series XIII**"), a Segregated Portfolio in respect of the Class XIV Ordinary Shares issued by the Company ("**Segregated Portfolio Series XIV**"), a Segregated Portfolio in respect of the Class XV Ordinary Shares issued by the Company ("**Segregated Portfolio Series XV**"), a Segregated Portfolio in respect of the Class XVI Ordinary Shares issued by the Company ("**Segregated Portfolio Series XVI**"), a Segregated Portfolio in respect of the Class XVII Ordinary Shares issued by the Company ("**Segregated Portfolio Series XVII**"), a Segregated Portfolio in respect of the Class XVIII Ordinary Shares issued by the Company ("**Segregated Portfolio Series XVIII**"), a Segregated Portfolio in respect of the Class XIX Ordinary Shares issued by the Company ("**Segregated Portfolio Series XIX**"), a Segregated Portfolio in respect of the Class XX Ordinary Shares issued by the Company ("**Segregated Portfolio Series XX**"), a Segregated Portfolio in respect of the Class XXI Ordinary Shares issued by the Company ("**Segregated Portfolio Series XXI**")[, a Segregated Portfolio in respect of the Class XXII Ordinary Shares issued by the Company ("**Segregated Portfolio Series XXII**")] and a Segregated Portfolio in respect of the Class XXIII Ordinary Shares issued by the Company ("**Segregated Portfolio Series XXIII**"). The Company will keep a separate Segregated Portfolio for each and every additional class of Ordinary Shares issued by the Company.

The Investment Manager: The Company has entered into an investment management agreement dated 12th December, 2003 with Robeco Institutional Asset Management B.V. (the "**Investment Manager**") (as the same may be amended from time to time, the "**Investment Management Agreement**") pursuant to which the Investment Manager will, on behalf of the Company, select the Investment Products to be purchased and sold by the Company and manage the other assets of the Company in accordance with, and subject to, the provisions set forth in the Investment Management Agreement. See "The Investment Manager", page [15].

The Administrator and the Custodian: The Company has entered into custodian, fiduciary and central administration agreements dated 7th April, 2006 amending and restating the custodian and central administration agreements dated 12th December, 2003 with CACEIS Bank Luxembourg S.A. (formerly known as Credit Agricole Investor Services Bank Luxembourg S.A.) ("**CACEIS**") as administrator (in such capacity, the "**Administrator**") and as Custodian (in such capacity, the "**Custodian**") (as supplemented by a supplemental custodian agreement between the Company and CACEIS dated 19th October, 2007 and as the same may be amended from time to time, the "**Custodian and Central Administration Agreement**") pursuant to which the Administrator will provide certain administrative and agency services to the Company (including the calculation of the net asset value (the "**NAV**") per Share of each class of the Ordinary Shares, the calculation and payment of certain fees and expenses payable by the Company and providing periodic reports in respect of the relevant class of Ordinary Shares) and the Custodian will act as the Custodian of the assets of the Company deposited with the Custodian, all in accordance with, and subject to, the provisions set forth in the Custodian and Central Administration Agreement. See "The

Administrator", page [15] and "The Custodian", page [15].

Redemptions:	Ordinary Shares may be redeemed on every Redemption Day (as specified in the relevant Supplement), with prior written notice, at their relevant redemption price as specified in the relevant Supplement (the "**Redemption Price**").
Holding of Shares:	The acceptance or non-acceptance by the Company of any subscription of the Ordinary Shares is solely at the discretion of the Directors of the Company.
Transfer of Shares:	Any transfer of the Ordinary Shares is subject to limitations imposed by the Articles of Association of the Company. See "Purchase, Transfer, Redemption and Valuation of Shares", page [18].
Eligible Investors:	Ordinary Shares may only be purchased or owned by investors who are not "U.S. Persons" as defined herein. It is the responsibility of each investor to ensure that the purchase of the Ordinary Shares does not violate any applicable laws or regulations in the investor's jurisdiction of residence. See "Sales Restrictions", page [30].
Regulation:	The Company will not be subject to supervision in respect of its investment activities or the constitution of any Segregated Portfolio by the Cayman Islands Monetary Authority or any other governmental authority in the Cayman Islands. There is no investment compensation scheme available to investors in the Ordinary Shares in the Cayman Islands.
Tax Status:	It is anticipated that the Company will not be subject to any form of taxation in the Cayman Islands. Shareholders should obtain independent tax advice with respect to their own tax position. See "Tax Considerations", page [27].
Dividends:	The Company may pay dividends on any of its Ordinary Shares from time to time in accordance with the Articles of Association of the Company and as described in the relevant Supplement.
Risks:	An investment in the Company is speculative and involves a high degree of risk. There can be no assurance whatsoever that the Company will achieve its objectives or avoid substantial losses, which could include the loss of a Shareholder's entire investment. THE ATTENTION OF INVESTORS IS PARTICULARLY DRAWN TO THE RISK FACTORS SET OUT ON PAGES [22] TO [26] INCLUSIVE OF THIS OFFERING MEMORANDUM, AND TO THE SECTIONS "INVESTMENT OBJECTIVE AND ACCOUNTS", "INVESTMENT GUIDELINES", "INVESTMENT FACTORS" AND "FEES & EXPENSES", AS SET OUT IN THIS OFFERING MEMORANDUM.

DIRECTORY

Investment Manager:	Robeco Institutional Asset Management B.V. c/o Robeco Alternative Investments Coolsingel 120 3011 AG Rotterdam Tel: (31) (0)10 2241224 Fax: (31) (0)10 2242141 Attn: Head of Robeco Alternative Investments and Head of RAI Structured Finance
Administrator and Custodian:	CACEIS Bank Luxembourg S.A. 5, Allée Scheffer L-2520 Luxembourg Tel: (352) 47 67 28 47 Fax: (352) 47 67 45 42
Directors of the Company:	Guy Major [Dwight Dubé] Andrew Millar [Andrew Mahoney] P.O. Box 1093 Queensgate House Grand Cayman KY1-1102 Cayman Islands Tel: (345) 945 7099 Fax: (345) 945 7100
Cayman Islands Legal Advisers to the Company:	Maples and Calder 7 Princes Street London EC2R 8AQ United Kingdom Tel: (44) (0)20 7466 1600 Fax: (44) (0)20 7466 1700
English law Legal Advisers to the Company:	Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom Tel: (44) (0)20 3088 0000 Fax: (44) (0)20 3088 0088

OFFERING MEMORANDUM

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC

P.O. Box 1093, Queensgate House,
Grand Cayman KY1-1102, Cayman Islands

INTRODUCTION

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC (formerly known as Robeco Multi Market Reference Entity SPC) (the "**Company**") has been incorporated as a segregated portfolio company and an exempted company with limited liability under the laws of the Cayman Islands. Pursuant to the Articles of Association of the Company, investors may redeem their Ordinary Shares with prior written notice subject to and in accordance with the Articles of Association. The Company was incorporated under The Companies Law (Revised) of the Cayman Islands on 23rd September, 2003 with registration No. MC-129215. The Company's registered office is located at P.O. Box 1093, Queensgate House, Grand Cayman KY1-1102, Cayman Islands.

The Company commenced its trading activities on 16th December, 2003.

The Company has issued a number of classes of Ordinary Shares and intends to issue additional classes of Ordinary Shares. Further information on each class of Ordinary Shares issued or to be issued by the Company will be specified in the Supplement applicable to such Class.

Each class of Ordinary Shares shall only be held by one Shareholder.

INVESTMENT OBJECTIVE AND ACCOUNTS

Investment Objective

The Company's principal investment objective is to deliver consistent capital appreciation with a level of volatility reasonably acceptable to the Investment Manager by investing in various Investment Products. The investment activities of the Company will be carried out separately for each class of Ordinary Shares issued by the Company and the profits and losses resulting from the investment activities relating to each Segregated Portfolio shall be applied or charged only to the relevant Segregated Portfolio.

NO ASSURANCE CAN BE GIVEN THAT THE INVESTMENT OBJECTIVE OF THE COMPANY WILL BE ACHIEVED.

Accounts

In relation to each class of Ordinary Shares issued by the Company, the Company may open and maintain bank accounts and custody accounts, in each case, in the denomination in which such Ordinary Shares are issued. Further details of such accounts (if any) will be specified in the Supplement applicable to such Ordinary Shares.

INVESTMENT GUIDELINES

The investment guidelines and the investment restrictions applicable to the investment activities of the Company in respect of each Segregated Portfolio will be specified in the relevant Supplement.

INVESTMENT FACTORS

The Company offers investors of the Ordinary Shares certain advantages that might otherwise be unavailable to them if they were to engage directly in the Company's investment strategy. However, investors should note that the investment strategy also bears significant risk (see "Risk Factors", page [22]).

The potential advantages of an investment in the Ordinary Shares include the following:

Potential for Capital Appreciation

The primary investment objective of the Company is to provide investors with a favourable rate of return by utilising the capabilities of the Investment Manager so that investors may benefit from any profit arising from investments in the Investment Products.

Limited Liability

The liability of investors of the Ordinary Shares is limited to the amount of their investment paid in respect of their Shares, provided such Shares are fully paid up.

Administrative Convenience

The Company is structured to eliminate the administrative burden involved in tracking a large number of Investment Products and to manage the risk associated with the Investment Products. Not only will investors of the Ordinary Shares participate directly and indirectly in the performance of some of these Investment Products selected under the management of professional full time investment managers, to the extent specified in the applicable Supplement, investors of the Ordinary Shares will also receive periodic financial reports which will set forth at the relevant date, in addition to other relevant information, the then current NAV per Share of the relevant class of Ordinary Shares of the Company.

Liquidity

While the Company is not intended as a short-term investment, the Company has been structured to provide investors with redemption opportunities, upon prior written notice to the Company.

As noted above, investors should be aware that the investment strategy also bears significant risk (see "Risk Factors", page [22]).

DIRECTORS

The directors (the "**Directors**") of the Company are:

Name	**Country of Citizenship**	**Title**
Guy Major	United Kingdom	Director
[Dwight Dubé	Canada	Director]
Andrew Millar	South Africa	Director
[Andrew Mahoney	United Kingdom	Director]

In the absence of wilful neglect or default on the part of a Director, the Company will indemnify and hold harmless each Director for liabilities arising from the carrying out of their duties to the fullest extent permitted by the laws of the Cayman Islands. The Directors will receive no payment but will be reimbursed

their reasonable out-of-pocket expenses to attend Board Meetings or to exercise their duties under their mandate.

Guy Major

Mr. Major is currently a senior vice president at Maples Finance Limited. He has held previous positions at BNP Paribas, PricewaterhouseCoopers and Deutsche Bank. He holds a BSc in Economics and Politics from the University of Bristol, and is a member of the Institute of Chartered Accountants in England and Wales.

[Dwight Dubé

Mr. Dubé is a Vice President with Maples Finance Limited. Mr. Dubé joined Maples Finance Limited in 2004 and works on a wide range of products including multi-manager funds, hedge funds, private equity funds and unit trust structures. From 1998 to 2004, Mr. Dubé worked at Coutts (Cayman) Limited where he was a Manager, Private Corporate Clients. Previously, from 1997 to 1998, he worked in the corporate services department of KPMG in the Cayman Islands. He has a B.Com from the University of Saskatchewan and is a member of the Canadian Institute of Chartered Accounts.]

Andrew Millar

Andrew Millar is currently employed as a Vice President at Maples Finance Limited, having joined in 2005 from Fortis Fund Services in the Cayman Islands, where he had worked in fund accounting and administration. Prior to that Andrew worked with KPMG in London and with The Bank of Scotland in Chester. Andrew holds an Accounting degree from Stellenbosch University, a Post Graduate Diploma in Accounting from the University of Natal and has completed an Advanced Certificate in Auditing in association with RAU and UCT. Additionally he has completed the Chartered Institute of Management Accounts (CIMA) final level exams and is a member of the South African Institute of Chartered Accountants.

[Andrew Mahoney

Andrew Mahoney is a Vice President with Maples Finance Limited, having joined in 2008, and works on a wide range of products including multi-manager funds, hedge funds, private equity funds and unit trust structures. From 2004 to 2008 Mr Mahoney worked at Fortis Prime Fund Solutions (Cayman) Limited as a Client Support Manager responsible for a large portfolio of clients involving a wide range of fund strategies. From 1998 to 2004 he worked at PKF Chartered Accountants in England where he was a member of the Corporate Finance team providing support and analysis to parties involved in the sale and purchase of business entities. He is a member of the Association of Accounting Technicians and is a Fellow of the Association of Chartered Certified Accountants.]

THE INVESTMENT MANAGER

The Company has appointed Robeco Institutional Asset Management B.V. as Investment Manager pursuant to the Investment Management Agreement. Robeco Institutional Asset Management B.V. is a company incorporated in The Netherlands with limited liability.

Pursuant to the Investment Management Agreement, the Investment Manager will, on behalf of the Company, select the Investment Products to be purchased and sold by the Company in respect of each Segregated Portfolio, manage any bank accounts and the other assets of the Company, and in relation thereto, will determine the investment strategies of the Company, taking into consideration the Company's objectives and the investment guidelines set forth in this Offering Memorandum, the relevant Supplement and the Investment Management Agreement. The Investment Manager, on behalf of the Company, will also monitor the investments of the Company to ensure compliance with the Company's objectives and the investment guidelines set forth in this Offering Memorandum, the relevant Supplement and the Investment Management

Agreement. As compensation for the performance of its obligations as Investment Manager under the Investment Management Agreement, the Investment Manager shall receive Management Fees (as defined below) and Performance Fees (as defined below) from the Company. See "Fees & Expenses", page [16].

THE ADMINISTRATOR

The Company has appointed CACEIS Bank Luxembourg S.A. (formerly known as Credit Agricole Investor Services Bank Luxembourg S.A.) as Administrator pursuant to the Custodian and Central Administration Agreement.

Pursuant to the Custodian and Central Administration Agreement, the Administrator will carry out a general administrative function for the Company, including keeping the financial books and records of the Company, calculation of the NAV per Share of each class of Ordinary Shares and communicating such NAV of each such Share to the relevant Shareholder. The Administrator shall also prepare periodic reports in respect of each Segregated Portfolio as specified in the relevant Supplement. In addition, the Administrator will calculate the various fees and expenses payable by the Company, including but not limited to the Management Fees and the Performance Fees.

The Administrator will also provide agency services to the Company, including maintaining the Company's records relating to the ownership of Ordinary Shares, redemption of the Ordinary Shares, receipt of requests for redemptions and authorisation of redemption payments, and administering the subscription and redemption of the Ordinary Shares. To the extent dividends are payable on any relevant class of Ordinary Shares, the Administrator will direct the payment of such dividends to the relevant Shareholder.

As compensation for the performance of its obligations as the Administrator under the Custodian and Central Administration Agreement, the Administrator shall receive Administration Fees (as defined below) from the Company. See "Fees & Expenses", page [16].

THE CUSTODIAN

The Company has appointed CACEIS Bank Luxembourg S.A. (formerly known as Credit Agricole Investor Services Bank Luxembourg S.A.) as Custodian pursuant to the Custodian and Central Administration Agreement.

Pursuant to the Custodian and Central Administration Agreement, the Custodian will provide custody services in respect of the assets of the Company, including safekeeping the assets of the Company deposited with the Custodian and receiving, for the account of the Company, any payments on its assets.

As compensation for the performance of its obligations as Custodian under the Custodian and Central Administration Agreement, the Custodian shall receive Custodian Fees (as defined below) from the Company. See "Fees & Expenses", page [16].

FINANCIAL STATEMENTS

The Company's fiscal year will be from 1st January to 31st December of each calendar year and the first fiscal period of the Company will be from 23rd September, 2003 to 31st December, 2004. Within six months of the end of each fiscal year, Shareholders will be sent unaudited financial statements of the Company. All financial statements will be prepared in accordance with international generally accepted accounting standards in EUR.

THE LEGAL ADVISERS

The Company has appointed Maples and Calder, 7 Princes Street, London EC2R 8AQ, United Kingdom, as its legal advisers as to Cayman Islands law.

The Company has appointed Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom, as its legal advisers as to English law.

FEES AND EXPENSES

The following fees and expenses will be borne by the Company:

Investment Manager

In connection with the provision of management services under the Investment Management Agreement, the Company will pay to the Investment Manager, in respect of each Segregated Portfolio, management fees (the "**Management Fees**") in an amount specified in the relevant Supplement.

In addition to the Management Fees, the Investment Manager may also receive, in respect of each Segregated Portfolio, performance fees (the "**Performance Fees**") in an amount specified in the relevant Supplement.

The Management Fees and the Performance Fees (if any) will be paid from the assets and/or accounts recorded against the relevant Segregated Portfolio and will be paid on their respective payment due dates as specified in the relevant Supplement.

Administrator

In connection with the provision of administration and agency services under the Custodian and Central Administration Agreement, the Company will pay to the Administrator, in respect of each Segregated Portfolio, administration fees (the "**Administration Fees**") in an amount specified in the relevant Supplement.

The Administration Fees shall be paid from the assets and/or accounts recorded against the relevant Segregated Portfolio and will be paid on their respective payment due dates as specified in the relevant Supplement.

Custodian

In connection with the provision of custodian services under the Custodian and Central Administration Agreement, the Company will pay to the Custodian, in respect of each Segregated Portfolio, custodian fees (the "**Custodian Fees**") in an amount specified in the relevant Supplement.

The Custodian Fees shall be paid from the assets and/or accounts recorded against the relevant Segregated Portfolio and will be paid on their respective payment due dates as specified in the relevant Supplement.

Initial Expenses

The Company will pay all initial costs and expenses relating to the establishment of the Company. All such costs and expenses (other than those expenses relating solely to the issuance of any class of Ordinary Shares) shall be allocated to Segregated Portfolio Series I, Segregated Portfolio Series II and Segregated Portfolio Series III proportionately.

Operating Expenses

The Company will pay all ongoing organisational costs and expenses of the Company and the costs and expenses relating to its operation and administration, including legal expenses, annual corporate registration expenses and the cost of printing and distributing reports and notices to Shareholders. Such expenses will be

allocated to the then existing Segregated Portfolios attributable to the relevant classes of Ordinary Shares proportionately, or as specified in the relevant Supplement.

Offering Expenses

The Company will pay all organisational and initial offering expenses of each class of Ordinary Shares. These expenses will be settled out of the initial proceeds of the offering of the relevant class of Ordinary Shares.

Others

In respect of each class of Ordinary Shares issued by the Company, the Company will also pay such other fees and expenses as specified in the relevant Supplement.

PURCHASE, TRANSFER, REDEMPTION AND VALUATION OF SHARES

Authorised Capital

As of the date of this Offering Memorandum, the authorised share capital of the Company is (a) USD 50,500 divided into 500 Management Shares, each having a par value of USD 1.00 per Share and 5,000,000,000 Ordinary Shares, each having a par value of USD 0.00001 per Share, (b) EUR 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of EUR 0.00001 per Share, (c) JPY 5,000,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of JPY 0.001 per Share, (d) AUD 50,000 divided into 5,000,000,000 Ordinary Shares each having a par value of AUD 0.00001 per Share and (e) SGD 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of SGD 0.00001 per Share. Additional Class I Ordinary Shares, Class II Ordinary Shares, Class III Ordinary Shares, Class IV Ordinary Shares, Class V Ordinary Shares, Class VI Ordinary Shares, Class VII Ordinary Shares, Class VIII Ordinary Shares, Class IX Ordinary Shares, Class X Ordinary Shares, Class XI Ordinary Shares, Class XIII Ordinary Shares, Class XIV Ordinary Shares, Class XV Ordinary Shares, Class XVI Ordinary Shares, Class XVII Ordinary Shares, Class XVIII Ordinary Shares, Class XIX Ordinary Shares, Class XX Ordinary Shares, Class XXI Ordinary Shares[, Class XXII Ordinary Shares,] Class XXIII Ordinary Shares and any other classes of Ordinary Shares may be issued at the discretion of the Directors. The Company may, by shareholders' resolutions, increase its authorised share capital or cancel authorised but unissued shares in its share capital.

Unless otherwise specified in the applicable Supplement, all Shares of the Company must be, when issued, fully paid and on such payment, Shareholders of the Company shall have no further personal liability for the debts of the Company.

Voting Rights

The Ordinary Shares have no voting rights.

The Management Shares have full voting rights but confer no other right to participate in the profits or assets of the Company. Each Management Share is entitled to one vote at any meeting of shareholders. Maples Finance Limited is the holder of all the Management Shares, pursuant to the terms of a declaration of trust in favour of certain charitable objects.

Initial Offering

Specific information relating to each separate class of Ordinary Shares offered by the Company will be specified in a separate Supplement, which shall be read in conjunction with this Offering Memorandum.

The denomination in which any class of Ordinary Shares is to be issued, the Initial Subscription Day, the Initial Subscription Price, the Initial Offering Period, the Initial Minimum Investment Amount and the use of issue proceeds will be set out in the relevant Supplement.

Business Day

A "**Business Day**" means any day on which:

(a) the Trans-European Automated Real-time Gross settlement Express Transfer system (or, if such clearing system ceases to be operative, such other clearing system (if any) determined by the Company to be a suitable replacement) is open for settlement of payments in Euro;

(b) a day (other than a Saturday and a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in the Cayman Islands;

(c) a day (other than a Saturday and a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in Luxembourg; and

(d) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposit) in any Additional Financial Centre specified in the applicable Supplement.

Subscription Day

A "**Subscription Day**" has the meaning specified in the applicable Supplement.

Redemption Day

A "**Redemption Day**" has the meaning specified in the applicable Supplement.

Subsequent Offerings

Ordinary Shares of any class may be available for subscription after the Initial Offering Period in respect of such Ordinary Shares on any Subscription Day. The subscription price at which each Ordinary Share of the relevant class is available for subscription after the relevant Initial Offering Period shall be the subscription price as specified in the applicable Supplement (the "**Subscription Price**").

Subscription Process

The subscription process in respect of each class of Ordinary Shares will be specified in the relevant Supplement. The subscription form to be used for the subscription of any class of Ordinary Shares is available at the offices of (a) the Administrator at 5, Allée Scheffer, L-2520 Luxembourg and (b) the Company at P.O. Box 1093, Queensgate House, Grand Cayman KY1-1102, Cayman Islands.

Acceptance or Non-Acceptance

The acceptance or non-acceptance of any subscription of Ordinary Shares is solely at the discretion of the Directors.

Redemptions

Unless redemptions are suspended, Shareholders may redeem all or a portion of their Ordinary Shares on a Redemption Day at the Redemption Price specified in the applicable Supplement. The redemption form to be used in relation to the redemption of any class of Ordinary Shares is available at the offices of (a) the Administrator at 5, Allée Scheffer, L-2520 Luxembourg and (b) the Company at P.O. Box 1093, Queensgate House, Grand Cayman KY1-1102, Cayman Islands.

In addition, the Articles of Association of the Company provide that the Directors shall be entitled, with prior notice, to effect the compulsory redemption of all or any part of any class of Ordinary Shares should it be in the interests of the Company to do so. Each class of Ordinary Shares may also be subject to compulsory redemption in such other circumstances as specified in the relevant Supplement.

The expected payment date of the relevant Redemption Price will be specified in the applicable Supplement.

Transfers

The Company may compulsorily order the transfer, repurchase, redemption or sale of any Ordinary Share held by a person who or which, by virtue of the holding concerned, breaches any applicable law or regulation in circumstances where, in the opinion of the Directors, the tax status or residence of the Company may be prejudiced or adversely affected or the Company may suffer any pecuniary disadvantage or the Company would be required to comply with any registration or filing requirements in any jurisdiction with which it would not otherwise be required to comply.

Subject to the above, a Shareholder may transfer all or any of his Ordinary Shares by a transfer in writing in the usual form in the Cayman Islands or in any other form as the Administrator, acting on behalf of the Company, may from time to time approve in accordance with applicable laws and regulations. The transferor shall be deemed to remain the holder of such Ordinary Shares until the name of the transferee is entered in the register.

Temporary Suspension of Valuation and Dealings

The Company may suspend the determination of the NAV of any class of Ordinary Shares (and accordingly issuances, redemptions and repurchases thereof):

(a) for the whole or any part of a period during which any exchange or over-the-counter market on which any significant portion of the investments attributable to the relevant Segregated Portfolio and the corresponding class of Ordinary Shares are listed, quoted, traded or dealt in is closed (other than customary weekends and holidays closing) or during which trading on any such exchange or market is restricted or impaired;

(b) when circumstances exist as a result of which, in the opinion of the Company, it is not reasonably practicable for the Company to dispose of investments attributable to the relevant Segregated Portfolio of such class of Ordinary Shares;

(c) when a breakdown occurs in any of the means normally employed in ascertaining the value of investments or when, for any reason, the value of any of the investments or other assets attributable to the relevant Segregated Portfolio of such class of Ordinary Shares cannot reasonably or fairly be ascertained;

(d) for any period during which the Company is unable to repatriate or realise funds required for the purpose of making payments due on redemption of such class of Ordinary Shares or during any period when any transfer of funds involved in the realisation or acquisition of investments or payments due on redemptions of such class of Ordinary Shares cannot, in the opinion of the Company, be effected at normal rates of exchange;

(e) during any period in which the issuance, repurchase or redemption of Ordinary Shares would, in the opinion of the Company, result in a violation of any provisions of applicable law; or

(f) in such other circumstances as may be reasonably determined by the Directors.

The Company shall notify the Shareholder of each relevant class of Ordinary Shares affected thereby of any declaration of the suspension of the calculation of the NAV of such Ordinary Shares and also of the termination of any such period of suspension.

Net Asset Value

The NAV per Share of any class of Ordinary Shares at any date shall be determined on an accrual basis in accordance with international generally accepted accounting principles and in accordance with the Articles of Association of the Company and the following:

(a) (i) the NAV per Share of each class of Ordinary Shares shall be determined by the Company by reference to the Segregated Portfolio of such class of Ordinary Shares;

(ii) the NAV per Share of each class of Ordinary Shares shall be calculated by (1) aggregating the value of the assets of the Company attributable to the relevant Segregated Portfolio (converted, if necessary, into such currency at the Company's discretion), (2) deducting therefrom any accrued Management Fees, Performance Fees, Administration Fees, Custodian Fees and any other fees payable by the Company in respect of such class of Ordinary Shares, which shall be deemed to accrue from day to day up to but excluding the relevant date of determination of such NAV, (3) deducting therefrom the liabilities and all other expenses of the Company attributable to the relevant Segregated Portfolio and (4) dividing the resulting sum by the number of Ordinary Shares of the relevant class outstanding, calculated to three decimal points;

(b) the assets attributable to each class of Ordinary Shares shall be deemed to include the portion attributable to the Segregated Portfolio of such class of Ordinary Shares and of the following assets:

(i) all cash on hand, on loan or on deposit, or on call, including any interest accrued thereon;

(ii) all bills, demand notes, promissory notes and accounts receivable;

(iii) all bonds, time notes, shares, stocks, commodities, metals, debentures, debenture stock, subscription rights, warrants, options, financial futures and other investments and securities owned or contracted for by the Company (including the relevant Investment Products) other than rights and securities issued by it;

(iv) all shares, stock, and cash dividends and cash distributions to be received by the Company and not yet received by it but declared payable to the relevant shareholder of record on a date before the day as of which the assets are being valued;

(v) all interest accrued on any interest-bearing securities owned by or credited to the Company;

(vi) all other investments of the Company; and

(vii) all other assets of the Company of every kind and nature including prepaid expenses as valued and defined from time to time by the Company;

(c) any expense or liability attributable to the Segregated Portfolio of the relevant class of Ordinary Shares may be amortised over such period as the Company may determine (and the Company may at any time and from time to time determine to lengthen or shorten any such period), and the unamortised amount thereof at any time shall also be deemed to be an asset of such Segregated Portfolio;

(d) the liabilities attributable to each class of Ordinary Shares shall be deemed to include the portion attributable to the Segregated Portfolio of such class of Ordinary Shares and of the following liabilities:

(i) all bills and notes payable and accounts payable;

(ii) all administrative expenses payable or accrued, or both (including service provider fees, but excluding such expenses accounted for under paragraph (c) above);

(iii) all contractual obligations for the payment of money or property, including the amount of any unpaid distributions or dividends declared and payable to the relevant Shareholder of record on or before the day as of which the value of the securities is being determined;

(iv) all provisions authorised or approved by the Company for taxes or contingencies; and

(v) all other liabilities of the Company of any kind and nature (except those represented by share capital).

The NAV of each class of Ordinary Shares will increase or decrease in line with the profits or losses incurred on the assets attributable to the Segregated Portfolio of such class of Ordinary Shares.

The Company has appointed the Administrator or such other service provider as specified in the relevant Supplement to determine the NAV per Share of any class of Ordinary Shares on its behalf.

Dividends

The Company will declare and pay dividends on each class of Ordinary Shares in accordance with the provisions specified in the relevant Supplement.

RISK FACTORS

An investment in the Company involves certain risks relating to the investment strategies to be utilised by the Investment Manager. No guarantee or representation is made that the Company's investment programme will be successful.

Prospective investors should give careful consideration to the following risk factors in evaluating the merits and suitability of an investment in the Company. This information is not intended to be an exhaustive listing of all potential risks associated with an investment in the Company.

General Considerations

An investment in the Company involves a high degree of risk. There is no guarantee that the Company will achieve its investment objective. Investors should recognise that investing in the Company involves special considerations not typically associated with investing in other securities and that the asset allocation is not structured as a complete investment programme. Therefore investments in the Company may not be suitable for all investors.

In the normal course of the investment in the Investment Products, the Investment Manager may trade in various financial instruments directly or through a variety of funds or investment vehicles and enter into various investment activities with different risk profiles on behalf of the Company. With respect to the investment strategy implemented by the Investment Manager, there is always some and occasionally a significant degree of market risk.

Global and Regional Economic Conditions

The success of any investment activity is affected by general economic conditions, which may affect the level and volatility of interest rates, the extent and timing of investor participation in the financial markets, as well as the demand for the subject underlying the Investment Products. Unexpected volatility in these markets could impair the Company's ability to carry out its business or cause it to incur losses. No

assurances can be given that the Investment Manager will anticipate these developments or be able to hedge against this volatility.

Political and Regulatory Risks

The value of the Company's assets may be affected by uncertainties such as international political developments, changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which the Investment Products are invested. Some markets are undergoing a period of rapid growth and have less regulation than more developed markets. In general, investments in less developed markets are less liquid and the purchase and sale of investments in these markets may take longer than expected and these transactions may need to be conducted at unfavourable prices. A portion of the Investment Products or their underlying assets may be invested in over-the-counter (**"OTC"**) transactions. In general, there is less governmental regulation and supervision in the OTC markets than of transactions that take place on public exchanges. Many of the protections afforded to purchases on public exchanges are not available in connection with OTC transactions. There will be greater risk of loss for these assets that are not regulated on public exchanges.

Interest Rate Fluctuations

The prices of Investment Products and their underlying assets tend to be sensitive to interest rate fluctuations and unexpected fluctuations in interest rates could cause the corresponding value of an Investment Product or its underlying assets to move in directions which were not initially anticipated.

To the extent that interest rate assumptions underly the purchased Investment Products and their underlying assets, fluctuations in interest rates could invalidate those underlying assumptions and expose the Company to losses.

Portfolio Investments and Selection

Investments in the Investment Products may be considered speculative. No assurance can be given that the Company's investment will generate any income or appreciate in value. The Investment Manager does not guarantee that implementation of its strategy with respect to the investments under its management will not result in losses to holders of any class of Ordinary Shares.

The Investment Manager may expand, revise or alter its strategy, subject to the prior approval of the Company. Any change in the strategy may result in a reduction of the value of the Investment Products or those of their underlying assets.

Investment Manager

The Investment Manager is given the authority in the Investment Management Agreement to manage the respective Segregated Portfolios. Hence, the performance of any investment in the Shares will be dependent on the ability of the Investment Manager to manage the Segregated Portfolios. The appointment of the Investment Manager may have an effect on the performance of the relevant Segregated Portfolios.

Illiquid Investments

The method and timing of the liquidation of the Investment Products and exit strategies are critical elements of maximising returns in the investments in the Investment Products.

Depending on the assets in which a Segregated Portfolio invests in, this may have significant impact on liquidity. There are a variety of investments, such as mutual funds, futures and forward contracts, hedge funds and other funds and investment vehicles, that may be difficult to trade quickly or liquidate. For certain

classes of investments, it may not always be possible to execute an order either due to market conditions or due to restrictions on the transferability of the securities. Depending on the type of investment, there may be terms governing the investment that require significant advance notification to sell the investment. Many of these investments are complex instruments and may have a limited number of market participants who trade in them. The ability to enter into trades with other parties for these investments may be significantly limited, which could result in a loss by the time an exchange may be realised.

If the investments are traded on an exchange, some exchanges limit fluctuations in prices during a single day by regulation though daily price fluctuation limits. During a single trading day, no trades may be executed at prices beyond the daily limit. Once the price of a security has increased or decreased to the limit point, positions in such investment can be neither taken nor liquidated until traders are willing to effect trades at or within the limit, which would be unlikely if underlying market prices moved beyond the limit. It is also possible that an exchange or governmental authority may suspend or restrict trading on an exchange or in particular investments traded on the exchange.

Risk Profiling and Management

The return on the Investment Products will be influenced by the risk profile established by the Investment Manager. The degree of leverage assumed by the Company and the composition of the investments of the Company will depend on the design and implementation of the risk management programme. Specific risk profiles are computed based on market exposure, the assessment of risk factors and historical trends. The ability of the Company and the Investment Manager to successfully model the risk management programme may affect the Company's return on its investments.

Bankruptcy Laws

Bankruptcy laws in certain jurisdictions may require that, in the event of a bankruptcy of a broker, all property held by the broker, including investments specifically linked to the Company, will be returned, transferred or distributed to the broker's customers only to the extent of each customer's *pro rata* share of all property available for distribution to customers. If any broker retained by the Company became bankrupt, it is possible that the Company would recover none or only a portion of its investments.

Absence of Operating History

There can be no assurance that the Company will achieve the investment objectives as it has no prior operating history.

Operating Deficits

The cash required in order to meet its expenses of operating (including the monthly Management Fees, the Administration Fees, the Custodian Fees and other fees and expenses) may exceed the income on assets, thereby requiring that the difference be paid out of the capital, reducing the value of the Company and affecting potential for profitability.

Calculation of NAV

For the purpose of calculating the "NAV" of the Ordinary Shares for the relevant class, the calculation will be based on the most recent available values of the investments in which the Company is invested. The valuation will be conducted in accordance with the terms described in this Offering Memorandum, the applicable Supplement and the Articles of Association of the Company. There may be changes in the valuation of the NAV between the Redemption Day and when payment of the relevant Redemption Price is made.

Possible Limitations on Redemptions

There is no market for the Ordinary Shares in the Company and no market is expected to develop. An investment in the Company should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment. Because of the limitation on redemption rights and the fact that Ordinary Shares are not tradeable, an investment in the Company should be considered as an illiquid investment that involves a high degree of risk. In addition, the Company may invest in investments which provide limited liquidity and, consequently, redemptions (including partial redemptions) of Ordinary Shares may be deferred if, at the sole discretion of the Directors of the Company, the Company is unable to withdraw a sufficient amount of capital from the investments in a reasonable and timely manner to meet redemption requests.

Since the redemption price of a class of Ordinary Shares of the Company may be tied to the value of the assets attributable to that class, it should be noted that the price at which an investor might redeem his Ordinary Shares may be more or less than the price at which he subscribed for them, depending on whether the value of the underlying assets of that class has appreciated or depreciated between the date of subscription and the date of redemption and subject also to dividends declared and paid on the relevant class of Ordinary Shares of the Company.

Absence of Secondary Market

Currently there is no public market for the Ordinary Shares and it is unlikely that any active secondary market for any of the Ordinary Shares will develop. Ordinary Shares are not being registered to permit a public offering under the securities laws of any jurisdiction. In the absence of an active secondary market, the Shareholders will be able to dispose of their Ordinary Shares only by means of redemptions on the relevant Redemption Day and subject to the restrictions specified in this Offering Memorandum, the applicable Supplement and the Articles of Association of the Company. The risk of any decline in the NAV of the underlying assets and, consequently, the Redemption Price of a class of Ordinary Shares being redeemed during the period from the date of notice of redemption until the Redemption Day will be borne by the Shareholder(s) requesting redemption of a class of Ordinary Shares. In addition, the Directors have the power to suspend and compel redemptions.

Past Performance Information

Market conditions and trading approaches are continually changing. The performance of the Investment Manager or its past success may largely be irrelevant to its prospects for future profitability.

Absence of Regulation

The Company is not, and will not be, registered with, or regulated by, any securities or governmental authority. Accordingly, the benefits of such registrations and regulations are not, and will not be, applicable to the Company or available to its Shareholders.

Lack of Independent Representatives

Counsel, accountants and other experts have been consulted regarding the formation of the Company. Such personnel are accountable to the Company only and not to the Shareholders themselves. **Each prospective investor should consult his own legal, tax and financial advisers regarding the desirability of an investment in the Company.**

Conflicts of Interests

Conflicts of interests may exist in the structure and operation of the Company's business: the Investment Manager, the Administrator, the Custodian and other service providers may be involved in other investment

activities, providing similar services to other funds or companies (including, for the avoidance of doubt, providing services to the companies in which some Segregated Portfolios may invest) which may on occasions cause conflicts of interests with the Company. It is therefore possible that any of them may, in the due course of their business, have potential conflicts of interests with the Company. Should a conflict of interests arise in relation to the Company, the Directors will endeavour to see that it is resolved fairly.

Each service provider will at all times have regard in such event to its obligations under the Memorandum and Articles of Association of the Company and/or any agreements to which it is party or by which it is bound in relation to the Company. They will each respectively endeavour to ensure that such conflicts are resolved in a fair and equitable manner.

The Directors of the Company will endeavour to ensure that all conflicts of interest are resolved in a fair and equitable manner.

Subject to compliance with laws and regulations applicable to them, the Directors, the Investment Manager and other service providers, or any person or entity affiliated therewith, may hold a direct or indirect interest in any class of Ordinary Shares, or dispose of such interest, on not more favourable terms than shall apply to other investors in such Class.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED. THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THIS ENTIRE OFFERING MEMORANDUM AND THE APPLICABLE SUPPLEMENT INCLUDING ALL ATTACHMENTS AND ALL DOCUMENTS REFERRED THERETO AND MUST CONSULT THEIR OWN PROFESSIONAL ADVISERS, BEFORE DECIDING TO INVEST IN THE COMPANY.

TAX CONSIDERATIONS

The Ordinary Shares are not offered for sale to U.S. Persons, as defined in Rule 902(k) of Regulation S under the Securities Act. Investors should consult their professional advisers on the possible tax consequences of their subscription for, or purchase, holding, sale or redemption of, any class of Ordinary Shares under the laws of their countries of citizenship, residence, ordinary residence or domicile.

U.S. Taxation of Non-U.S. Investors

As used herein, the term "**Non-U.S. Investor**" means a beneficial owner of Ordinary Shares that is, for U.S. Federal income tax purposes:

(a) an individual who is classified as a non-resident alien;

(b) a foreign corporation; or

(c) a foreign estate or trust.

The term "**Non-U.S. Investor**" does not include a non-resident individual beneficial owner of Ordinary Shares who has been present in the United States for 183 days or more in a taxable year, any person who holds Ordinary Shares in connection with its trade or business within the United States (a "**U.S. trade or business**"), as determined under U.S. Federal income tax law principles, or any person who is subject to tax pursuant to the U.S Federal income tax laws applicable to certain expatriates of the United States. A person in any of these situations is advised to consult his or her own professional adviser regarding the U.S. Federal income tax consequences of the ownership, sale, exchange, redemption, or other disposition of Ordinary Shares.

General

Non-U.S. Investors should be exempt from U.S. Federal income taxation with respect to gains derived from the sale, exchange, redemption or other disposition of, or any dividends received in respect of, the Ordinary Shares of the Company. Non-U.S. Investors should not be deemed to be engaged in the conduct of a U.S. trade or business solely by reason of their investment in the Company.

The Company does not intend to be engaged in a U.S. trade or business or to have an office or other fixed place of business in the United States. Thus, Shareholders should not be subject to U.S. Internal Revenue Service information reporting and backup withholding rules with respect to redemptions of, or any dividends paid in respect of, the Ordinary Shares.

Backup Withholding and Information Reporting

Non-U.S. Investors generally will not be subject to U.S. backup withholding or information reporting on proceeds from the sale, exchange, redemption or other disposition of, and payments of dividends on, the Ordinary Shares. Non-U.S. Investors may, however, be required to provide certification of their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. Federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the U.S. Internal Revenue Service and furnishing any required information.

Cayman Taxation of the Company and of Non-U.S. Investors

As an exempted company, the Company obtained on 30th September, 2003 an undertaking from the Governor-in-Council of the Cayman Islands as to Tax Concessions (the "**Undertaking**"), in accordance with Section 6 of the Tax Concessions Law (1999 Revision), providing that, for a period of twenty (20) years from the date of the Undertaking, no law subsequently enacted in the Cayman Islands imposing any tax on profits, income, gains or appreciations shall apply to the Company or its operations and that no tax to be levied on profits, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the Shares, debentures or other obligations of the Company or by way of withholding in whole or in part of any (a) payment of dividend or other distribution of income or capital by the Company to its Shareholders or (b) payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Under current Cayman Islands law, no tax would be charged in the Cayman Islands on profits or gains of the Company. Registration fees will be payable in the Cayman Islands by the Company to the Companies Registry. An initial company registration fee and an initial segregated portfolio company registration fee in an aggregate amount of approximately USD 610 have been paid by the Company to the Companies Registry. In addition, the Company is also liable to pay an annual company fee, an annual segregated portfolio company fee and an annual fee in respect of each Segregated Portfolio to the Companies Registry. At current rates, the annual company fee is USD 573.17, the annual segregated portfolio company fee is USD 2,439 and the annual fee in respect of each Segregated Portfolio is USD 366.

REGULATION

Cayman Islands Anti-Money Laundering Legislation

In order to comply with regulations aimed at the prevention of money laundering, the Company will require verification of identity from all prospective investors (unless in any case the Company is satisfied that an exemption under the Money Laundering Regulations (2003 Revision) of the Cayman Islands (the "**Regulations**") or the Guidance Notes issued pursuant thereto (the "**Guidance Notes**") applies). Depending on the circumstances of each subscription, a detailed verification might not be required where:

(a) a prospective investor makes the payment for his investment from an account held in the prospective investor's name at a recognised financial institution;

(b) the prospective investor is regulated by a recognised regulatory authority and is based or incorporated in, or formed under the law of, a recognised jurisdiction; or

(c) the subscription is made through an intermediary which is regulated by a recognised regulatory authority and is based or incorporated in, or formed under the law of, a recognised jurisdiction.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations and Guidance Notes by reference to those jurisdictions recognised by the Cayman Islands as having sufficient anti-money laundering regulations.

The Company reserves the right to request such information as is necessary to verify the identity of a prospective investor. In the event of delay or failure by the prospective investor to produce any information required for verification purposes, the Company may refuse to accept the application and, if so, any funds received will be returned without interest to the account from which the monies were originally debited.

If any person who is resident in the Cayman Islands (including the Administrator and the Custodian) has a suspicion obtained in the course of business that any other person is engaged in money laundering, that person is required to report such suspicion pursuant to the Proceeds of Criminal Conduct Law (2001

Revision) of the Cayman Islands and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Luxembourg Anti-Money Laundering Legislation

In order for the Administrator to comply with the Luxembourg regulations aimed at the prevention of money laundering, all natural persons must attach to the duly signed subscription form a copy of the subscriber's passport which has been legally certified by an embassy, consulate, notary's office or police commissioner, as well as a justification of the provenance of the money; in the case of legal entities, a copy of the Articles of Incorporation, a copy of the entry in the register of companies, the list of the authorised signatures of the legal entity certified by its Board of Directors, the list of the beneficial owners (if any) as well as the last annual report must be attached to the duly signed subscription form.

This applies in the following instances:

(a) direct subscriptions with the Company;

(b) subscriptions through a provider of financial services who is resident in a country in which there is no identification obligation which fulfils the Luxembourg specifications intended to combat the use of the financial system for money laundering purposes; and

(c) subscriptions through a subsidiary or branch office of a parent company which is subject to an identification obligation which fulfils the provisions of Luxembourg law, if the law which applies to the parent company does not require it to ensure that its subsidiaries and branch offices also comply with the legal stipulations.

In addition, the Company is obliged to identify the provenance of money from financial institutions that are not subject to an identification obligation which fulfils the provisions of Luxembourg law. Subscriptions may be temporarily blocked until the provenance of the moneys has been identified.

In general it shall be assumed that providers of financial services who are resident in a country which has accepted the conclusions of the Financial Action Task Force on Money Laundering report are subject to an identification obligation which fulfils the provisions of Luxembourg law.

This summary gives only very general indications in respect of Luxembourg money laundering requirements and does consequently not address all money laundering considerations under Luxembourg law. Luxembourg money laundering procedures are governed by article 38 et seq. of the Luxembourg act dated 5th April, 1993 concerning the financial sector, as amended, and the IML circular 94/112 concerning the fight against money laundering and the prevention of the use of the financial sector to money laundering purposes as supplemented by several other circulars issued by the Luxembourg regulator, the Commission de Surveillance du Secteur Financier (the "CSSF"), including, in particular, the Circulars CSSF 00/16, CSSF 00/21, CSSF 01/40 and CSSF 01/46. Prospective investors of the Ordinary Shares should consult their own legal advisers for detailed information as to the procedures requested under Luxembourg anti-money laundering legislation.

SALES RESTRICTIONS

General

The circulation or distribution of this Offering Memorandum and any Supplement may be restricted by law in certain jurisdictions. Persons into whose possession this Offering Memorandum and/or any Supplement may come are required to inform themselves of, and observe, any such restrictions.

United States

The Ordinary Shares have not been and will not be registered under the Securities Act or with the securities regulatory authorities of any state in the United States of America, and this Offering Memorandum has not been filed with the United States Commodity Futures Trading Commission ("**CFTC**") as a commodity pool disclosure document. Accordingly, the Ordinary Shares may not be offered, sold or delivered directly or indirectly in the United States, or to or for the account or benefit of a resident of the United States of America, any partnership or corporation organised or incorporated under the laws of the United States, certain estates and trusts as defined in Rule 902(k) of Regulation S of the Securities Act, and any person, corporation, partnership or other entity or account otherwise defined as a U.S. Person in Rule 902(k) of Regulation S under the Securities Act (a "**U.S. Person**").

Cayman Islands

An exempted company which is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe to any of its Ordinary Shares.

United Kingdom

The Company is an unregulated collective investment scheme for the purposes of the UK Financial Services Act and Markets Act 2000 ("**FSMA**") and may be lawfully promoted only within the restrictions laid down under FSMA. Accordingly, this Offering Memorandum and the Supplements are intended for issue only to potential investors identified by the Company and must not be passed to any third party.

Investors are advised that all or most of the protections provided by the UK regulatory system will not apply to the Company, and that they will not benefit from the UK Financial Services Compensation Scheme.

GENERAL INFORMATION

Company's Incorporation

The Company was incorporated in the Cayman Islands on 23rd September, 2003 under The Companies Law (Revised) of the Cayman Islands with registration No. MC-129215.The authorised share capital of the Company is (a) USD 50,500 divided into 500 Management Shares, each having a par value of USD 1.00 per Share and 5,000,000,000 Ordinary Shares, each having a par value of USD 0.00001 per Share, (b) EUR 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value EUR 0.00001 per Share, (c) JPY 5,000,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of JPY 0.001 per Share, (d) AUD 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of AUD 0.00001 per Share, and (e) SGD 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of SGD 0.00001 per Share. The Company may, by shareholders' resolutions, increase its authorised share capital or cancel authorised but unissued shares in its share capital.

Company's Constitution

The Memorandum and Articles of Association of the Company comprise its constitution.

The Memorandum and Articles of Association of the Company provides for various objects of the Company, including the carrying on of the business described in this Offering Memorandum.

Ordinary Shares of the Company will be issued in different classes. Each class of Ordinary Shares relates to one Segregated Portfolio. Under Cayman Islands law, assets held in one Segregated Portfolio will not be available to the creditors of the other Segregated Portfolios.

Other General Information

(a) Other than as disclosed in this Offering Memorandum and any Supplement, no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any Ordinary Shares. No person has, or is entitled to be given, an option to subscribe for any share or loan capital of the Company.

(b) No Director has any direct interest in the Ordinary Shares of the Company. Guy Major[, Dwight Dubé][/ and] Andrew Millar[and Andrew Mahoney] are Directors of the Company. There are no existing or proposed service contracts between any of the Directors and the Company.

(c) The following contracts (not being contracts in the ordinary course of business) have been entered into by the Company and are, or may be, material:

   (i) the Investment Management Agreement; and

   (ii) the Custodian and Central Administration Agreement.

   To the extent the Company has entered into other contracts in relation to the issuance of any class of Ordinary Shares and such contracts are, or may be, material, such contracts will be specified in the relevant Supplement and will be available for inspection as specified in such Supplement.

(d) The Company is not engaged in any litigation or arbitration proceedings and is not aware of any litigation or claim pending or threatened by or against it.

(e) Copies of the following documents will be available for inspection at any time during normal business hours on any day (excluding Saturdays, Sundays and public holidays) free of charge at the registered office of the Company in the Cayman Islands:

(i) the Memorandum and Articles of Association of the Company;

(ii) the material contracts referred to in sub-paragraph (c) above; and

(iii) The Companies Law (Revised) of the Cayman Islands.

A&O DRAFT (2): 19.05.08

SUPPLEMENTAL OFFERING MEMORANDUM

DATED [7TH JULY], 2008

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC

SEGREGATED PORTFOLIO SERIES XXIV

CLASS XXIV ORDINARY SHARES

THIS SUPPLEMENTAL OFFERING MEMORANDUM IS ATTACHED TO THE FINAL TERMS DATED 19TH MAY, 2008 FOR INFORMATION ONLY, AND THE ATTACHMENT OF THIS SUPPLEMENTAL OFFERING MEMORANDUM IN THIS ANNEX III DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION BY, OR ON BEHALF OF, RABOBANK STRUCTURED PRODUCTS, ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC OR ROBECO MULTI MARKET SPC TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SHARES OF ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC OR ROBECO MULTI MARKET SPC.

GENERAL INFORMATION

This Supplemental Offering Memorandum (the "**Supplement**") relates to the offering of [50,000] ordinary shares, each having a par value of EUR 0.00001 per Share (the "**Class XXIV Ordinary Shares**") in respect of Segregated Portfolio Series XXIV (as defined below) in Robeco Structured Finance Reference Entity SPC (the "**Company**"), an exempted segregated portfolio company incorporated with limited liability in the Cayman Islands on 23rd September, 2003.

This Supplement is supplemental to and should be read in conjunction with the Amended and Restated Offering Memorandum of the Company dated [17th June], 2008 (the "**Offering Memorandum**"). The purpose of this Supplement is to notify investors and potential investors of the matters stated herein. The issue of this Supplement is not to be construed as a representation that the information contained in the Offering Memorandum is accurate as of any date subsequent to the date stated on the front cover thereof. Words and phrases used in this Supplement but not defined in the Allocation Schedule of this Supplement or elsewhere in this Supplement shall bear the same meaning as those used in the Offering Memorandum.

The Class XXIV Ordinary Shares will be sold only on the basis of the information and representations contained in the Offering Memorandum as supplemented hereby, and no other information or representation has been authorised. Any purchase made on the basis of statements or representations not contained in the Offering Memorandum as supplemented by this Supplement or inconsistent therewith shall be solely at the risk of the purchaser. Delivery of the Offering Memorandum or this Supplement does not constitute a representation that the information contained herein is accurate on any date subsequent to the date hereof. The Offering Memorandum and this Supplement may not be used as an offer or a solicitation in any jurisdiction or in any circumstance in which such offer or solicitation is not authorised.

The securities offered hereby have not been registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") or with any other securities regulatory authority of any state, country or jurisdiction. The Class XXIV Ordinary Shares are not being offered and may not be sold or delivered in the United States of America or its territories or possessions or to its nationals, residents or U.S. Persons (as defined in Regulation S under the Securities Act) in general.

The Class XXIV Ordinary Shares have not been and will not be listed in the United Kingdom under Part VI of the Financial Services and Markets Act 2000 ("**FSMA**") and investors will not benefit from the protections under the FSMA or the UK Financial Services Compensation Scheme.

This Supplement shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the Class XXIV Ordinary Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Class XXIV Ordinary Shares may not be offered, directly or indirectly, to the public in the Cayman Islands.

Prospective investors are not to construe the contents of the Offering Memorandum as supplemented hereby as legal, investment, tax or other advice. Persons interested in purchasing the Class XXIV Ordinary Shares should inform themselves as to the tax consequences, foreign exchange control regulations and other legal or regulatory requirements in their own countries which may be applicable to the purchase, holding, exchange or sale of such Shares.

Each prospective investor must rely upon his or her own representatives, including his or her own legal counsel and accountants, as to legal, regulatory, economic, tax and related aspects of the investment described herein and as to its suitability for such investor.

Except as provided below, to the best of the knowledge and belief of the Directors of the Company, the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

None of the Investment Manager, the Administrator, the Custodian, the Independent Risk Manager, the Interest Rate Hedge Counterparty or any of their respective affiliates has separately verified the information contained in this document except, in the case of the Independent Risk Manager, for the description of the Independent Risk Manager under the section "The Independent Risk Manager". Accordingly, no representation, warranty or undertaking, expressed or implied, is made, and no responsibility or liability is accepted by the Investment Manager, the Administrator, the Custodian, the Independent Risk Manager or the Interest Rate Hedge Counterparty as to the accuracy or completeness of the information contained in this Supplement, except, in the case of the Independent Risk Manager, for the description of the Independent Risk Manager under the section "The Independent Risk Manager".

All references to "**EUR**", "**€**" and "**Euro**" in the Supplemental Offering Memorandum are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

This Supplemental Offering Memorandum is dated [7th July], 2008.

TABLE OF CONTENTS

Schedule

ROBECO STRUCTURED FINANCE REFERENCE ENTITY SPC

CLASS XXIV ORDINARY SHARES

The Company is offering through this Supplement, [50,000] Class XXIV Ordinary Shares, each having a par value of EUR 0.00001 per Share. The Class XXIV Ordinary Shares are intended to be issued by the Company in order to provide investors of the Robeco Multi Market Bonds Jul 08/18 (EUR) (as defined below) an investment exposure to Segregated Portfolio Series XXIV. Payment of principal on the Robeco Multi Market Bonds Jul 08/18 (EUR) will be linked to the net asset value of the Class XXIV Ordinary Shares (as further described in the Final Terms dated 19th May, 2008 in relation to the issuance of the Robeco Multi Market Bonds Jul 08/18 (EUR) (the "**Final Terms**")).

The specific terms of the Class XXIV Ordinary Shares are set out below, and they shall complete, modify and amend the provisions set out in the Offering Memorandum and shall be read in conjunction with the Offering Memorandum.

GENERAL

(a)	Currency:	The Class XXIV Ordinary Shares will be issued in EUR.
(b)	Initial Subscription Day:	Any Business Day falling not less than one Business Day prior to the Initial Share Issue Date. The "**Initial Share Issue Date**" is the issue date of the Class XXIV Ordinary Shares and will fall on the same day as the issue date of the Robeco Multi Market Bonds Jul 08/18 (EUR) (the "**Bond Issue Date**"). Subscription forms in respect of the subscription of the Class XXIV Ordinary Shares to be issued on the Initial Share Issue Date must be received by the Initial Subscription Day.
(c)	Initial Subscription Price:	The Initial Subscription Price is expected to be between EUR 300 and EUR 450 per Class XXIV Ordinary Share and will be determined by the Directors and notified to potential investors on or prior to the Initial Share Issue Date. The Initial Subscription Price shall be paid by close of business on the Initial Share Issue Date.
(d)	Initial Minimum Investment Amount:	The Initial Minimum Investment Amount will be EUR 100,000.
(e)	Initial Number of Class XXIV Ordinary Shares:	The number of Class XXIV Ordinary Shares to be issued and subscribed for on the Initial Share Issue Date is expected to be equivalent to the number of the Robeco Multi Market Bonds Jul 08/18 (EUR) issued on the Bond Issue Date which will not be beneficially owned by the Robeco Multi Market Bond Issuer (as defined below) or the Robeco Multi Market Bond Dealer (as defined below) on the Bond Issue Date.

"**Robeco Multi Market Bond Dealer**" means the dealer of the Robeco Multi Market Bonds Jul 08/18 (EUR) from time to time, which as at the Bond Issue Date, will be Robeco Direct N.V.

(f)	Initial Offering Period:	Not Applicable.
(g)	Use of Issue Proceeds:	The subscription proceeds of the Class XXIV Ordinary Shares will initially be deposited into Custody Account XXIV (as defined below).
(h)	Segregated Portfolio:	The Company will keep a Segregated Portfolio in respect of the Class XXIV Ordinary Shares (the "**Segregated Portfolio Series XXIV**"). The assets and liabilities attributable to Segregated Portfolio Series XXIV shall be segregated from all other assets and liabilities attributable to all other classes of Ordinary Shares issued from time to time by the Company. The assets, liabilities, income and expenditure attributable or allocable to the Class XXIV Ordinary Shares shall be applied only to Segregated Portfolio Series XXIV.
(i)	Shareholder:	The Class XXIV Ordinary Shares shall only be held by one Shareholder.
(j)	Additional Financial Centre:	Amsterdam.

ACCOUNTS

The Company will open a custody account ("**Custody Account XXIV**") with the Custodian pursuant to the Custodian and Central Administration Agreement.

On the issuance of the Class XXIV Ordinary Shares, the subscription proceeds thereof will be deposited into Custody Account XXIV.

The Company may open one or more additional deposit accounts (each, a "**Deposit Account XXIV**") with other banks (each, a "**Deposit Bank**") and deposit some or all of its assets with such Deposit Bank(s) which will provide custody services in respect of the assets of the Company, including safekeeping such assets and receiving, for the account of the Company, any payments on its assets. The Company may freely transfer its assets between Custody Account XXIV and any of the Deposit Accounts XXIV and shall direct the Custodian in this respect. As an alternative to leaving cash assets on deposit with Custody Account XXIV and/or a Deposit Account XXIV, the Company, on the advice of the Investment Manager, may invest a part of or all of its cash assets in Investment Products, as described in the Offering Memorandum.

The Company will, subject to the Allocation Schedule set out in the Schedule, use the amounts standing to the credit of Custody Account XXIV in the purchase of the Class D Ordinary Shares (as defined below).

INVESTMENT GUIDELINES

Investment Activities

The Company shall invest its assets in Segregated Portfolio Series XXIV in the Class D Ordinary Shares issued by Robeco Multi Market SPC from time to time (the "**Class D Ordinary Shares**"). In addition, the Company will enter into Interest Rate Hedging Transactions (as defined below). Uninvested assets of Segregated Portfolio Series XXIV shall be held as cash in either Custody Account XXIV or a Deposit

Account XXIV, if any. The Company may freely transfer its assets between Custody Account XXIV and any of the Deposit Accounts XXIV and shall direct the Custodian in this respect. As an alternative to leaving cash assets on deposit with Custody Account XXIV and/or a Deposit Account XXIV, the Company, on the advice of the Investment Manager, may invest a part of or all of its cash assets in Investment Products, as described in the Offering Memorandum.

Robeco Multi Market SPC is a segregated portfolio company and an exempted company with limited liability incorporated under The Companies Law (Revised) of the Cayman Islands to act as an investment company. The terms of the offering of the Class D Ordinary Shares are set out in the Amended and Restated Offering Memorandum of Robeco Multi Market SPC dated 16th July, 2004, as supplemented by a Supplemental Offering Memorandum dated 16th July, 2004 (together, the "**Class D Offering Documents**").

The investment activities of the Company in Class D Ordinary Shares shall be conducted by the Investment Manager (acting on behalf of the Company) in accordance with the Investment Management Agreement. All investment activities of the Company in respect of Segregated Portfolio XXIV shall be conducted in accordance with the Allocation Schedule, the investment objective of the Company set out in the Offering Memorandum, this Supplement and the applicable provisions set out in the Investment Management Agreement.

The Allocation Schedule is subject to amendments by agreement between the Company and the Investment Manager and with the consent of the Independent Risk Manager (such consent not to be unreasonably withheld).

Termination of Trading

If, at any time, the aggregate Indicative NAV (as defined below) of all Class XXIV Ordinary Shares then issued and subscribed for is less than the Termination Trigger (as defined below) (a "**Trading Termination Event**"), the Investment Manager (acting on behalf of the Company) will, as soon as reasonably practicable, terminate the Interest Rate Hedging Transactions and procure a redemption of all the Class D Ordinary Shares held for the account of Segregated Portfolio Series XXIV. Following the occurrence of a Trading Termination Event, no further assets of Segregated Portfolio Series XXIV may be invested in the Class D Ordinary Shares or in any other Investment Products (other than any uninvested cash which shall be held in Custody Account XXIV).

"**Termination Trigger**" means:

(a) at any time up to and including 8th July, 2010, 5.50 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for;

(b) at any time from but excluding 8th July, 2010, up to and including 8th July, 2012, 4.80 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for;

(c) at any time from but excluding 8th July, 2012, up to and including 8th July, 2014, 4.10 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for;

(d) at any time from but excluding 8th July, 2014, up to and including 8th July, 2016, 3.40 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for; and

(e) at any time from but excluding 8th July, 2016, up to but excluding the Final Redemption Day, 2.70 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for.

Following the occurrence of a Trading Termination Event, the Company will pay to the Investment Manager the Management Fee Accelerated Amount (as defined below). See "Fees and Expenses", page [10]. In addition, following the occurrence of a Trading Termination Event, all outstanding Class XXIV Ordinary Shares will be subject to redemption. See "Purchase, Transfer, Redemption and Valuation of Shares", page [13].

The Independent Risk Manager shall notify the Investment Manager as soon as a Trading Termination Event occurs.

INTEREST RATE HEDGING

Interest Rate Hedging Transactions

In order to reduce the impact of the interest rate risk to which investors in the Robeco Multi Market Bonds Jul 08/18 (EUR) are exposed, the Company, for the account of Segregated Portfolio Series XXIV, will enter into an interest rate swap transaction (the "**Interest Rate Swap Transaction**") and a swaption transaction (the "**Swaption Transaction**" and, together with the Interest Rate Swap Transaction, the "**Interest Rate Hedging Transactions**"), on or around the Initial Share Issue Date, with Robeco Direct N.V. (the "**Interest Rate Hedge Counterparty**").

The Interest Rate Hedging Transactions will be entered into pursuant to an agreement between the Company (for the account of Segregated Portfolio Series XXIV) and the Interest Rate Hedge Counterparty in the form of a 1992 ISDA Master Agreement (Multicurrency – Cross Border) as published by the International Swaps and Derivatives Association, Inc. (together with the schedule thereto, the "**Master Agreement**"), as supplemented, in respect of each of the Interest Rate Swap Transaction and the Swaption Transaction, by a separate confirmation (respectively, the "**Interest Rate Swap Confirmation**" and the "**Swaption Confirmation**"), each of which shall form part of the Master Agreement.

Pursuant to the terms of the Interest Rate Swap Transaction, on each payment date specified therein (each, a "**Swap Payment Date**") the Company (for the account of Segregated Portfolio Series XXIV) will receive from the Interest Rate Hedge Counterparty an amount calculated by reference to a floating rate with a designated maturity of [six] months, multiplied by the Notional Amount (as defined in the Interest Rate Swap Confirmation), save for the first Swap Payment Date, where such amount shall be calculated using an interpolated floating rate applicable for the period from and including the Initial Share Issue Date to such Swap Payment Date, as applicable (in each case, such amount, the "**Swap Floating Amount**") and on each Swap Payment Date, the Interest Rate Hedge Counterparty will receive from the Company (for the account of Segregated Portfolio Series XXIV) an amount calculated by reference to a specified fixed rate offered by the Interest Rate Hedge Counterparty (which will be approximately equal to the offer side swap rate prevailing in the market as of the trade date of the Interest Rate Swap Transaction for a period equivalent to the term of the Interest Rate Swap Transaction), multiplied by the Notional Amount (the "**Swap Fixed Amount**").

Under the terms of the Interest Rate Swap Transaction, the Company, in respect of Segregated Portfolio Series XXIV, will be exposed to fluctuations in interest rates. In order to limit its exposure to falling interest rates, the Company (for the account of Segregated Portfolio Series XXIV) and the Interest Rate Hedge Counterparty will enter into the Swaption Transaction. Pursuant to the terms of the Swaption Transaction, the Company (for the account of Segregated Portfolio Series XXIV) will be required to pay a premium to the Interest Rate Hedge Counterparty, depending on, *inter alia*, the expected volatility of interest rates.

The Interest Rate Hedging Transactions will be terminable by one or both of the parties if an Event of Default or Termination Event (each as defined therein) occurs. Amongst others, the occurrence of a Trading Termination Event and an early redemption of all the Robeco Multi Market Bonds Jul 08/18 (EUR) will each constitute a Termination Event. Upon the early termination of either Interest Rate Hedging Transaction, the Company (for the account of Segregated Portfolio Series XXIV) may be liable to make a termination payment to the Interest Rate Hedge Counterparty or the Interest Rate Hedge Counterparty may be liable to make a termination payment to the Company (for the account of Segregated Portfolio Series XXIV). The amount of any termination payment will be based on the market value of the terminated Interest Rate Hedging Transaction.

Net Indicative NAV/Net Official NAV

For the purposes of determining the Net Indicative NAV and the Net Official NAV (each as defined below) of each Class XXIV Ordinary Share, investors should be aware that the Interest Rate Hedging Transactions entered into by the Company in respect of Segregated Portfolio Series XXIV will not be taken into account.

Additional Interest Rate Hedge Transactions

The Investment Manager (acting on behalf of the Company) is authorised, from time to time, to modify or amend the terms of either Interest Rate Hedging Transaction and to enter into new interest rate hedging transactions in order to further manage the interest rate risk to which investors in the Robeco Multi Market Bonds Jul 08/18 (EUR) are subject. Any additional interest rate hedging transactions will be entered into pursuant to the Master Agreement. Upon the modification or amendment of either Interest Rate Hedging Transaction and/or the execution of new interest rate hedging transactions, the Company (for the account of Segregated Portfolio Series XXIV) may be liable to make a payment, or may be entitled to receive a payment, under such amended Interest Rate Hedging Transaction or such new interest rate hedging transactions.

Payments

If the Investment Manager or the Administrator determines that there will be insufficient cash in Custody Account XXIV to make payments under the Interest Rate Hedging Transactions (or any additional interest rate hedging transactions) when due, the Investment Manager shall procure a redemption of such number of Class D Ordinary Shares and/or the sale, liquidation or redemption (as applicable) of other Investment Products (as described in the Offering Memorandum) and/or the transfer of cash from any Deposit Account XXIV so that there will be sufficient amounts in Custody Account XXIV to make such payments. In the event that the actions of the Investment Manager as set out above fail to yield sufficient amounts in Custody Account XXIV to make all payments due by the Company (in respect of Segregated Portfolio Series XXIV), any shortfall will be allocated on a *pro rata* basis among all amounts due by the Company (in respect of Segregated Portfolio XXIV) on such date and payment of any shortfall will be postponed until sufficient amounts are available in Custody Account XXIV. For the purposes of this paragraph, unless otherwise notified by the Company before the relevant payment date, the Administrator shall be entitled to assume that the Company has only entered into the Master Agreement, the Interest Rate Swap Transaction and the Swaption Transaction.

THE ADMINISTRATOR

In addition to the services to be provided by the Administrator as described in the Offering Memorandum, the Administrator shall prepare daily administration reports in respect of Segregated Portfolio Series XXIV (each, a "**Daily Administration Report**"). See "Reports", page [16].

THE CUSTODIAN

The Custodian will hold the assets of Segregated Portfolio Series XXIV in Custody Account XXIV. Custody Account XXIV will be held by the Company with the Custodian subject to, and in accordance with, the Custodian and Central Administration Agreement. The Company may direct the Custodian to transfer part or all of its assets into a Deposit Account XXIV and/or, on the advice of the Investment Manager, to invest some or all of its cash assets in Investment Products (as described in the Offering Memorandum).

THE INDEPENDENT RISK MANAGER

The Company has entered into a risk management agreement dated [7th July], 2008 with RPM Risk & Portfolio Management AB (the "**Independent Risk Manager**") (as the same may be amended from time to time, the "**Risk Management Agreement**") pursuant to which the Independent Risk Manager will provide risk management services to the Company in respect of Segregated Portfolio Series XXIV.

RPM Risk & Portfolio Management AB is a company incorporated under the laws of Sweden. The Independent Risk Manager specialises in trading management, risk management and risk monitoring for derivatives asset management products.

Pursuant to the Risk Management Agreement, the Independent Risk Manager will, *inter alia*, design and implement a risk management programme for the Company, provide monthly risk management reports (each a "**Monthly Risk Management Report**") and daily risk management reports in respect of Segregated Portfolio Series XXIV, and perform the duties and tasks as set out in the Allocation Schedule to this Supplementary Offering Memorandum.

As compensation for the performance of its obligations as Independent Risk Manager under the Risk Management Agreement, the Independent Risk Manager shall receive Risk Management Fees (as defined below) from the Company. See "Fees & Expenses", page [10].

The Independent Risk Manager is only responsible for its own calculations and the duties attributed to it in the Risk Management Agreement. The Independent Risk Manager shall not be liable for any loss or damages resulting from the performance or non-performance of its duties and obligations under the Risk Management Agreement, except in respect of matters arising from its gross negligence, wilful misconduct, fraud or dishonesty.

FEES & EXPENSES

The following fees and expenses will be borne by the Company:

Investment Manager

Subject to the provisions set out below, a monthly Management Fee shall be payable to the Investment Manager in arrears on the last Business Day of each calendar month (each, a "**Fee Payment Date**"), up to the redemption of all the Class XXIV Ordinary Shares. The monthly Management Fee payable to the Investment Manager in respect of Segregated Portfolio Series XXIV shall be an amount equivalent to: the quotient of (a) the product of (i) 0.90 per cent., (ii) the Official Bond NAV of a Robeco Multi Market Bond Jul 08/18 (EUR) as at close of business on the previous Fee Payment Date, or in respect of the first Management Fee to be paid, as at close of business on the Initial Share Issue Date, (iii) the number of Class XXIV Ordinary Shares issued and subscribed for as at close of business on the previous Fee Payment Date, or in respect of the first Management Fee to be paid, as at close of business on the Initial Share Issue Date, and (iv) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Management Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date; and (b) 360.

On a redemption of all the outstanding Class XXIV Ordinary Shares prior to the Final Redemption Day, the Management Fees described above that would otherwise have been payable on each Fee Payment Date up to

and including the Final Redemption Day will be accelerated and the Company will pay to the Investment Manager the Management Fee Accelerated Amount, up to a maximum amount equivalent to:

(A) in the event such redemption occurs on or prior to 8th July, 2010, 2.00 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for immediately prior to such redemption;

(B) in the event such redemption occurs on or prior to 8th July, 2012 but after 8th July, 2010, 1.60 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for immediately prior to such redemption;

(C) in the event such redemption occurs on or prior to 8th July, 2014 but after 8th July, 2012, 1.20 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for immediately prior to such redemption;

(D) in the event such redemption occurs on or prior to 8th July, 2016 but after 8th July, 2014, 0.80 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for immediately prior to such redemption; and

(E) in the event such redemption occurs prior to the Final Redemption Day but after 8th July, 2016, 0.40 per cent. of the Initial Nominal Amount of a Robeco Multi Market Bond Jul 08/18 (EUR), multiplied by the number of Class XXIV Ordinary Shares then issued and subscribed for immediately prior to such redemption.

The "**Management Fee Accelerated Amount**" shall be an amount calculated by the Administrator as the quotient of (a) the product of (i) 0.90 per cent., (ii) the Official Bond NAV of a Robeco Multi Market Bond Jul 08/18 (EUR) as at the close of business on the relevant Redemption Day, (iii) the number of Class XXIV Ordinary Shares issued and subscribed for immediately prior to the redemption of all the outstanding Class XXIV Ordinary Shares and (iv) the actual number of days from and including the relevant Redemption Day to but excluding the Final Redemption Day; and (b) 360. The Administrator shall determine the Management Fee Acceleration Amount no later than one Business Day following the relevant Redemption Day and the Management Fee Acceleration Amount shall be payable on the first Business Day following its determination thereof.

The Management Fees and the Management Fee Accelerated Amount shall be paid from the assets and/or accounts recorded against Segregated Portfolio Series XXIV.

Administrator

A monthly Administration Fee shall be payable to the Administrator in arrears on each Fee Payment Date up to the redemption of all the Class XXIV Ordinary Shares.

The monthly Administration Fee payable to the Administrator in respect of Segregated Portfolio Series XXIV shall be EUR 3,000 plus an amount equivalent to the quotient of (a) the product of (i) 0.06 per cent., (ii) the average total net assets of Segregated Portfolio Series XXIV during the period from and including the previous Fee Payment Date, or in respect of the first Administration Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (iii) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Administration Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date; and (b) 360.

In addition, additional agency and processing fees in the amounts set out in the Custodian and Central Administration Agreement are payable to the Administrator (the "**Additional Administration Fees**").

The Administration Fees and the Additional Administration Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio Series XXIV.

Custodian

A monthly Custodian Fee shall be payable to the Custodian in arrears on each Fee Payment Date up to the redemption of all the Class XXIV Ordinary Shares.

The monthly Custodian Fee payable to the Custodian in respect of Segregated Portfolio Series XXIV shall be an amount equivalent to the quotient of (a) the product of (i) 0.01 per cent., (ii) the average total net assets of Segregated Portfolio Series XXIV during the period from and including the previous Fee Payment Date, or in respect of the first Custodian Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (iii) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Custodian Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date; and (b) 360.

In addition, additional transaction charges in the amounts set out in the Custodian and Central Administration Agreement are payable to the Custodian (the "**Additional Custodian Fees**").

The Custodian Fees and the Additional Custodian Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio Series XXIV.

Operating Expenses

The Company will pay all ongoing organisational costs and expenses of the Company and the costs and expenses relating to its operation and administration, including legal expenses, annual corporate registration expenses, the cost of printing and distributing reports and notices to the Shareholder in relation to the issuance of the Class XXIV Ordinary Shares. All such expenses will be allocated to Segregated Portfolio Series XXIV.

Offering Expenses

The Company will pay all organisational and initial offering expenses of Class XXIV Ordinary Shares. These expenses will be settled out of the initial proceeds of the offering of the Class XXIV Ordinary Shares. For the purposes of determining the NAV of each Class XXIV Ordinary Share, all costs and expenses relating to the establishment of the Segregated Portfolio Series XXIV shall be amortised over a period of three years.

Independent Risk Manager

In connection with the provision of risk management services under the Risk Management Agreement, the Company will pay to the Independent Risk Manager a monthly fee (the "**Risk Management Fees**") in an amount equivalent to the quotient of (a) the product of (i) 0.10 per cent., (ii) the average total net assets of Segregated Portfolio Series XXIV during the period from and including the previous Fee Payment Date, or in respect of the first Risk Management Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (iii) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Risk Management Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date; and (b) 360.

Each such Risk Management Fee shall be payable in arrears on each Fee Payment Date up to the redemption of all the Class XXIV Ordinary Shares.

The Risk Management Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio Series XXIV.

Payment of Fees

No later than four Business Days prior to each Fee Payment Date, the Administrator shall determine whether there will be sufficient cash in Custody Account XXIV to pay the fees payable by the Company in respect of Segregated Portfolio Series XXIV on such Fee Payment Date. If the Administrator determines that there will be insufficient cash in Custody Account XXIV to make such payments on the relevant Fee Payment Date, the Administrator shall provide notification thereof to the Investment Manager no later than four Business Days prior to such Fee Payment Date, and the Investment Manager shall procure a redemption of such number of Class D Ordinary Shares and/or the sale, liquidation or redemption (as applicable) of other Investment Products (as described in the Offering Memorandum) and/or the transfer of cash from any Deposit Account XXIV, so that there will be sufficient amounts in Custody Account XXIV to make such payments on the relevant Fee Payment Date. For the purposes of this paragraph, unless otherwise notified by the Company, the Administrator shall be entitled to assume that the Company shall only be required to pay the fees as set out in the Investment Management Agreement, the Custodian and Central Administration Agreement and the Risk Management Agreement on each Fee Payment Date.

PURCHASE, TRANSFER, REDEMPTION AND VALUATION OF SHARES

Subsequent Offerings

A "**Subscription Day**" means any Business Day falling after the Initial Share Issue Date.

The Subscription Price payable in respect of each Class XXIV Ordinary Share subscribed for after the Initial Share Issue Date shall be the Official NAV (as defined below) of a Class XXIV Ordinary Share as determined by the Administrator by reference to Segregated Portfolio Series XXIV as at close of business on the relevant Subscription Day. Investors of the Class XXIV Ordinary Shares may also be required to pay any taxes or charges payable by the Company with respect to the issue of such Shares.

Subscription forms in respect of the subscription of the Class XXIV Ordinary Shares on any Subscription Day must be received and accepted not less than one Business Day prior to the relevant Subscription Day. No certificates representing the Class XXIV Ordinary Shares will be issued to investors, although they may request written confirmation of their subscription.

The Administrator shall determine the relevant Subscription Price on the Business Day immediately following the relevant Subscription Day and shall notify the proposed investor of such Subscription Price on the same day.

The Subscription Price in respect of all Class XXIV Ordinary Shares subscribed for shall be payable in full on the first Business Day following notification of the Subscription Price.

Redemptions

A "**Redemption Day**" means any Business Day falling after the Initial Share Issue Date.

Unless redemptions are suspended, the Shareholder of the Class XXIV Ordinary Shares may redeem all or a portion of its Ordinary Shares on a Redemption Day at the applicable Redemption Price, provided that unless all Class XXIV Ordinary Shares issued and subscribed for are subject to redemption pursuant to sub-paragraphs (a), (b) or (c) below, the Shareholder of the Class XXIV Ordinary Shares shall hold at least one Class XXIV Ordinary Share (or such other number of Class XXIV Ordinary Shares as may from time to time be specified by the Directors, or the Investment Manager (acting on behalf of the Company)) prior to the Final Redemption Day.

Unless previously redeemed or unless redemptions are suspended, all Class XXIV Ordinary Shares issued and subscribed for are subject to redemption on:

(a) the early redemption of all the Robeco Multi Market Bonds Jul 08/18 (EUR);

(b) the occurrence of a Trading Termination Event; or

(c) the last Business Day of June 2018 (the "**Final Redemption Day**").

The Redemption Price payable in respect of each Class XXIV Ordinary Share redeemed shall be the Official NAV of a Class XXIV Ordinary Share as at close of business on the relevant Redemption Day, save that if all the Class XXIV Ordinary Shares issued and subscribed for are being redeemed pursuant to sub-paragraphs (a), (b) or (c) above, the Redemption Price payable in respect of each Class XXIV Ordinary Share redeemed on the relevant Redemption Day shall be an amount equivalent to the aggregate of:

(i) the Official NAV of such Class XXIV Ordinary Share as at close of business on the relevant Redemption Day; and

(ii) any Dividend Amount (as defined below) declared but unpaid in respect of such Class XXIV Ordinary Share as of the relevant Redemption Day.

No redemption fees currently apply in respect of the Class XXIV Ordinary Shares. A request for redemption must be received in writing no less than one Business Day prior to the relevant Redemption Day. The Redemption Price is expected to be paid on the first Business Day following its determination thereof.

Determination of NAV

The Independent Risk Manager, acting on behalf of the Company, shall use all reasonable efforts to determine the indicative NAV (the "**Indicative NAV**") and Net Indicative NAV of each Class XXIV Ordinary Share as at close of business of each Business Day on the immediately following Business Day. The Independent Risk Manager shall use all reasonable efforts to notify the Company and the Administrator of the Indicative NAV and the Net Indicative NAV of each Class XXIV Ordinary Share on the same day on which such determination is required to be made.

The Administrator, acting on behalf of the Company, will determine the official NAV (the "**Official NAV**") and the Net Official NAV of each Class XXIV Ordinary Share as at close of business of each Business Day on the immediately following Business Day. The Administrator shall notify the Company and the Investment Manager of the Official NAV and the Net Official NAV of each Class XXIV Ordinary Share on the same day on which such determination is required to be made.

Both the Indicative NAV and the Official NAV have to be determined, but investors should be aware that the Indicative NAV is calculated solely for the purposes of the performance by the Investment Manager of the duties and tasks set out in the Allocation Schedule to this Supplementary Offering Memorandum and determining whether a Trading Termination Event has occurred. Any subscription or redemption of the Class XXIV Ordinary Shares will be based solely on the Official NAV of the Class XXIV Ordinary Shares as determined by the Administrator, and no account shall be taken of any Indicative NAV for this purpose.

DIVIDENDS

On each Dividend Calculation Date (as defined below), the Company will declare dividends on the Class XXIV Ordinary Shares, in an amount equivalent to the Dividend Amount (as defined below) in respect of each Class XXIV Ordinary Share issued and subscribed for as of such Dividend Calculation Date. The Dividend Amount(s) shall be payable on the immediately following Dividend Date (as defined below),

provided that all the Class XXIV Ordinary Shares issued and subscribed for have not been subject to redemption on or prior to such Dividend Date.

On each Dividend Calculation Date, the Investment Manager shall (in accordance with the relevant information provided by the Robeco Multi Market Bond Calculation Agent) determine the Dividend Amount(s) payable on each Dividend Date and shall provide notification of such Dividend Amount(s) to the Administrator. The Administrator shall notify the Independent Risk Manager and the Shareholder of the Class XXIV Ordinary Shares of the Dividend Amount(s) payable on the relevant Dividend Date. In addition, the Administrator shall procure the payment of the Dividend Amount(s) to the Shareholder of the Class XXIV Ordinary Shares on each Dividend Date and on such payment, the Administrator shall provide notification thereof to the Company, the Investment Manager and the Independent Risk Manager as soon as reasonably practicable.

For the avoidance of doubt, in the event that during the period from but excluding a Dividend Calculation Date up to and including the immediately following Dividend Date, some (and not all) of the Class XXIV Ordinary Shares are redeemed (the "**Redeemed Class XXIV Ordinary Shares**"), Dividend Amount(s) shall continue to be paid on the relevant Dividend Date in respect of each such Redeemed Class XXIV Ordinary Share. The aggregate of the Dividend Amount(s) payable in respect of each such Redeemed Class XXIV Ordinary Shares shall hereinafter be referred to as the "**Unpaid Dividend Amount**".

For the purposes of determining the Indicative NAV, the Net Indicative NAV, the Official NAV and the Net Official NAV of each Class XXIV Ordinary Share, any Dividend Amount declared but unpaid in respect of such Class XXIV Ordinary Share shall be deemed to be a liability of Segregated Portfolio Series XXIV.

The following terms shall have the following meanings:

"**Dividend Amount**" means, in respect of each Dividend Calculation Date and each Class XXIV Ordinary Share, an amount equivalent to the present value (discounted from the Maturity Date) of the Lock-in Amount (calculated on the corresponding Lock-in Calculation Date), taking into account the funding rate (offer side) of the Robeco Multi Market Bond Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date but which have become payable at such time;

"**Dividend Calculation Date**" means the day occurring two Business Days after the corresponding Lock-in Calculation Date; and

"**Dividend Date**" means, in respect of the Dividend Amount calculated on each Dividend Calculation Date, the day occurring two Business Days after such Dividend Calculation Date.

REPORTS

Risk Management Reports

Pursuant to the Risk Management Agreement, the Independent Risk Manager shall render a Monthly Risk Management Report, prepared and determined as of the last Business Day of each calendar month. Each Monthly Risk Management Report shall contain the following information in respect of Segregated Portfolio Series XXIV:

(a) graphical profit and loss comparisons per asset class of the underlying investments by equities, interest rates, currencies and commodities in respect of the relevant calendar month (or such part thereof, in respect of the first Monthly Risk Management Report to be prepared);

(b) graphical daily comparisons of the Indicative Bond NAV of each Robeco Multi Market Bond Jul 08/18 (EUR) as at close of business on each Business Day from and including the Initial Share Issue Date to and including the last Business Day of such calendar month;

(c) graphical daily comparisons of the Indicative NAV and Net Indicative NAV of each Class XXIV Ordinary Share as at close of business on each Business Day from and including the Initial Share Issue Date to and including the last Business Day of such calendar month;

(d) graphical daily comparisons of the Trading Level of Segregated Portfolio Series XXIV as at the close of business on each Business Day from and including the Initial Share Issue Date to and including the last Business Day of such calendar month;

(e) graphical daily comparisons of the Indicative Zero-Note Value of each Robeco Multi Market Bond Jul 08/18 (EUR) as at the close of business on each Business Day from and including the Initial Share Issue Date to and including the last Business Day of such calendar month; and

(f) a pie chart showing the average underlying exposure to asset classes: equities, interest rates, currencies and commodities in respect of the relevant calendar month (or such part thereof, in respect of the first Monthly Risk Management Report to be prepared).

The Independent Risk Manager, on behalf of the Company, shall use reasonable efforts to deliver each Monthly Risk Management Report to the Company, the Investment Manager, the Robeco Multi Market Bond Calculation Agent and the Shareholder of the Class XXIV Ordinary Shares no later than two Business Days following the last Business Day of the relevant calendar month.

Pursuant to the Risk Management Agreement, the Independent Risk Manager shall also be required to render daily risk management reports in accordance with the terms thereof.

Daily Administration Reports

Pursuant to the Custodian and Central Administration Agreement, the Administrator shall render a Daily Administration Report, prepared and determined as of close of business of each Business Day. Each Daily Administration Report shall contain the following information in respect of such Business Day:

(a) the total assets of Segregated Portfolio Series XXIV;

(b) the balance outstanding in Custody Account XXIV;

(c) the Official NAV of each Class XXIV Ordinary Share;

(d) the Net Official NAV of each Class XXIV Ordinary Share; and

(e) such other information in respect of Segregated Portfolio Series XXIV as may be reasonably requested by the Company and approved by the Administrator (such approval not to be unreasonably withheld).

The Administrator shall use all reasonable efforts to distribute each Daily Administration Report to the Investment Manager, the Independent Risk Manager and the Shareholder of the Class XXIV Ordinary Shares no later than the next Business Day immediately following its date of determination.

RISK FACTORS

In addition to the risk factors contained in the Offering Memorandum, there are additional risks relevant to the Class XXIV Ordinary Shares.

General Considerations

All the investments made by the Company in respect of Segregated Portfolio Series XXIV will be made in the Class D Ordinary Shares and in satisfaction of its obligations in respect of the Interest Rate Hedging Transactions. The Company will hold all uninvested cash assets of Segregated Portfolio Series XXIV in either the Custody Account XXIV or a Deposit Account XXIV, if any. As an alternative to leaving cash assets on deposit with Custody Account XXIV and/or a Deposit Account XXIV, the Company, on the advice of the Investment Manager, may invest a part of or all of its cash assets in Investment Products, as described in the Offering Memorandum.

The Class D Ordinary Shares have an exposure to forwards and futures contracts through margin trading accounts and therefore an investment in the Class XXIV Ordinary Shares may not be suitable for all investors. For further risk disclosure on forwards and futures contracts and investments in the Class D Ordinary Shares, investors should consider the risk factors set out in the Class D Offering Documents.

Leveraged Investing through Margin Trading

For further risk disclosure on margin trading, investors should consider the risk factors set out in the Class D Offering Documents.

Interest Rate Risks

The Official Bond NAV in respect of each Robeco Multi Market Bond Jul 08/18 (EUR) will be equal to the sum of the Official NAV of one Class XXIV Ordinary Share and the Official Zero-Note Value. Fluctuations in interest rates will affect the Official Zero-Note Value, and, as a consequence, the Official Bond NAV.

In order to reduce the impact of this interest rate risk, the Company (for the account of Segregated Portfolio Series XXIV) will enter into the Interest Rate Swap Transaction and the Swaption Transaction with the Interest Rate Hedge Counterparty. Following the entry into the Interest Rate Swap Transaction and the Swaption Transaction, it is expected that any such fluctuation in interest rates will have an effect on the Official NAV of each Class XXIV Ordinary Share approximately opposite to the effect which such fluctuation will have on the Official Zero-Note Value of each Robeco Multi Market Bond Jul 08/18 (EUR), thereby reducing the interest rate exposure of the Robeco Multi Market Bonds Jul 08/18 (EUR). However, although the Interest Rate Swap Transaction and the Swaption Transaction are intended to reduce the impact of interest rate risk to which investors in the Robeco Multi Market Bonds Jul 08/18 (EUR) are exposed, there is no assurance that all such risk will be eliminated.

In addition, the Investment Manager (acting on behalf of the Company) is authorised, from time to time, to modify or amend the terms of any Interest Rate Hedging Transaction and to enter into new interest rate hedging transactions in order to further manage the interest rate risk to which investors in the Robeco Multi Market Bonds Jul 08/18 (EUR) are subject. Notwithstanding such efforts to manage the interest rate risk, investors should be aware that there is no assurance that the Company or the Investment Manager (acting on behalf of the Company) will be able to eliminate all interest rate risk to which investors in the Robeco Multi Market Bonds Jul 08/18 (EUR) are exposed.

The prospective Shareholder should also be aware that any amount which is payable by the Company (for the account of Segregated Portfolio Series XXIV) pursuant to either of the Interest Rate Hedging Transactions may affect the Trading Level (as defined in the Allocation Schedule below) of each Class XXIV Ordinary Share. In the event of the insolvency of the Interest Rate Hedge Counterparty, the Company will be treated as a general creditor of such Interest Rate Hedge Counterparty. As such, Segregated Portfolio Series XXIV will be subject to the general credit risk of the Interest Rate Hedge Counterparty.

Issuance of Class XXIV Ordinary Shares

The Company expects that the number of Class XXIV Ordinary Shares subscribed for and held by the Shareholder of the Class XXIV Ordinary Shares from time to time will be equal to the number of the Robeco Multi Market Bonds Jul 08/18 (EUR) issued by the Robeco Multi Market Bond Issuer and which are not beneficially owned by the Robeco Multi Market Bond Issuer or the Robeco Multi Market Bond Dealer (the "**Expected Investment**"). However, there can be no assurance that this will always be the case. Investors should be aware that, in the event that the number of Class XXIV Ordinary Shares subscribed and held by the Shareholder of the Class XXIV Ordinary Shares is more or less than the Expected Investment, this may affect the Trading Level of each Class XXIV Ordinary Share and the amount of fixed costs attributable to each Class XXIV Ordinary Share.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED. THE FOREGOING RISK FACTORS AND THOSE AS SET OUT IN THE OFFERING MEMORANDUM DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE OFFERING MEMORANDUM AND THIS ENTIRE SUPPLEMENT INCLUDING ALL ATTACHMENTS AND ALL DOCUMENTS REFERRED THERETO AND MUST CONSULT THEIR OWN PROFESSIONAL ADVISERS BEFORE DECIDING TO INVEST IN THE CLASS XXIV ORDINARY SHARES.

GENERAL INFORMATION

The Risk Management Agreement (not being a contract in the ordinary course of business) has been entered into by the Company in relation to the issuance of the Class XXIV Ordinary Shares and may be material.

Copies of the Risk Management Agreement and the Class D Offering Documents will be available for inspection at any time during normal business hours on any day (excluding Saturdays, Sundays and public holidays) free of charge at the registered office of the Company in the Cayman Islands.

SCHEDULE

ALLOCATION SCHEDULE

1. On the Initial Share Issue Date, the Investment Manager, acting on behalf of the Company in respect of Segregated Portfolio Series XXIV, shall invest a part of the issue proceeds of the Class XXIV Ordinary Shares issued on such day in the Class D Ordinary Shares, for the account of Segregated Portfolio Series XXIV. This part is expected to be an amount equal to between 70 and 75 per cent. of the aggregate of such issue proceeds (or such other amounts as may be agreed between the Investment Manager and the Company). The amount invested in Class D Ordinary Shares shall be confirmed by the Investment Manager to the Company on the Initial Share Issue Date.

2. On the Business Day prior to the last Business Day of the month, the Independent Risk Manager shall determine whether the Actual Reference Ratio deviates by more than 1 per cent. from the Scheduled Reference Ratio as at the close of business on the previous Business Day. The Independent Risk Manager shall also determine the required redemption or subscription amount of Class D Ordinary Shares in order to make the Actual Reference Ratio equal to the Scheduled Reference Ratio as at the close of such Business Day.

   In the event that the Actual Reference Ratio deviates by more than 1 per cent. from the Scheduled Reference Ratio, the Independent Risk Manager shall use reasonable efforts to notify the Investment Manager and the Administrator of such determination no later than 14:00 (Amsterdam time) on the Business Day immediately preceding the last Business Day of the month. Upon being notified of such determination, the Investment Manager shall use reasonable efforts to procure a redemption or subscription of Class D Ordinary Shares for such required amount, as determined by the Independent Risk Manager on the last Business Day of the month.

3. On each Business Day, the Independent Risk Manager shall determine whether the Actual Reference Ratio deviates by more than 10 per cent. from the Scheduled Reference Ratio as at close of business on the previous Business Day. The Independent Risk Manager shall also determine the required redemption or subscription amount of Class D Ordinary Shares in order to make the Actual Reference Ratio equal to the Scheduled Reference Ratio as at the close of such Business Day.

   In the event that the Actual Reference Ratio deviates by more than 10 per cent. from the Scheduled Reference Ratio, the Independent Risk Manager shall use reasonable efforts to notify the Investment Manager and the Administrator of such determination no later than 14:00 (Amsterdam time) on such Business Day. Upon being notified of such determination, the Investment Manager shall use reasonable efforts to procure a redemption or subscription of Class D Ordinary Shares for such amounts required, as determined by the Independent Risk Manager as at the close of such Business Day.

In determining the above, the Independent Risk Manager shall take into account any outstanding subscription or redemption order for Class XXIV Ordinary Shares, if the Independent Risk Manager has become aware of such subscription or redemption order.

The following terms shall have the following meanings in this Supplement and Schedule:

> **"Actual Holding Amount"**, at any time, means the actual EUR amount invested by Segregated Portfolio Series XXIV in the Class D Ordinary Shares at such time;
>
> **"Actual Multiple"**, at any time, means (i) the Actual Holding Amount multiplied by the Segregated Portfolio D Multiple divided by (ii) the Total Net Assets;

"**Actual Reference Ratio**", at any time, means (i) the Actual Holding Amount divided by (ii) the Total Net Assets;

"**Indicative Bond NAV**", at any time, means, in respect of each Robeco Multi Market Bond Jul 08/18 (EUR), the aggregate of the Indicative NAV of a Class XXIV Ordinary Share at such time and the Indicative Zero-Note Value of such Robeco Multi Market Bond Jul 08/18 (EUR) at such time;

"**Indicative Zero -Note Value**", at any time, means, in respect of each Robeco Multi Market Bond *Jul 08/18 (EUR), the present value of the Minimum Redemption Amount of such Robeco Multi* Market Bond Jul 08/18 (EUR), as determined by the Independent Risk Manager, taking into account the funding rate (bid side) of the Robeco Multi Market Bond Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date but which have become payable at such time;

"**Initial Nominal Amount**" means, in respect of each Robeco Multi Market Bond Jul 08/18 (EUR), EUR 1,000;

"**Lock-in Amount**" means an amount calculated, in respect of each Robeco Multi Market Bond Jul 08/18 (EUR) on each Lock-in Calculation Date, equivalent to the product of:

(a) 50 per cent., and

(b) the Official Bond NAV as of the close of business at such Lock-in Calculation Date, less the highest Official Bond NAV on any of the previous Lock-in Calculation Dates (or, in the case of the first Lock-in Calculation Date, the Bond Issue Date),

subject to a minimum of zero;

"**Lock-in Calculation Date**" means the 8th day of July in each year occurring during the period from and including 8th July 2009, up to but excluding the date on which all the Class XXIV Ordinary Shares are subject to redemption, except that if such Lock-In Calculation Date would fall on a day that is not a Business Day, that date will be the first following day that is a Business Day unless that day falls in the next calendar month, in which case that date will be the first preceding day that is a Business Day;

"**Maximum Reference Ratio**", at any time, means a percentage equivalent to the quotient of (a) the Maximum Trading Level and (b) the Segregated Portfolio D Multiple multiplied by the Total Net Assets;

"**Maximum Trading Level**", at any time, means an amount equivalent to the product of (a) the Indicative Bond NAV of each Robeco Multi Market Bond Jul 08/18 (EUR) at such time and (b) the number of Class XXIV Ordinary Shares then issued and subscribed for;

"**Minimum Redemption Amount**", at any time, means, in respect of each Robeco Multi Market Bond Jul 08/18 (EUR), the sum of (i) the Initial Nominal Amount and (ii) the aggregate of the Lock-In Amounts;

"**Net Indicative NAV**", means, in respect of a Class XXIV Ordinary Share, the Indicative NAV of such Class XXIV Ordinary Share, as determined by the Independent Risk Manager, without taking into account the Interest Rate Hedging Transactions;

"**Net Official NAV**" means, in respect of a Class XXIV Ordinary Share, the Official NAV of such Class XXIV Ordinary Share, as determined by the Administrator, without taking into account the Interest Rate Hedging Transactions;

"**Official Bond NAV**", at any time, means, in respect of each Robeco Multi Market Bond Jul 08/18 (EUR), the aggregate of the Official NAV of a Class XXIV Ordinary Share at such time and the Official Zero-Note Value of such Robeco Multi Market Bond Jul 08/18 (EUR) at such time;

"**Official Zero-Note Value**", at any time, means, in respect of each Robeco Multi Market Bond Jul 08/18 (EUR), the present value of the Minimum Redemption Amount of such Robeco Multi Market Bond Jul 08/18 (EUR) at such time, as determined by the Robeco Multi Market Bond Calculation Agent, taking into account the funding rate (bid side) of the Robeco Multi Market Bond Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date but which have become payable at such time;

"**Robeco Multi Market Bond Calculation Agent**" means the calculation agent for the Robeco Multi Market Bonds Jul 08/18 (EUR) from time to time, which, as at the Bond Issue Date, is Robeco Institutional Asset Management B.V.;

"**Robeco Multi Market Bond Issuer**" means Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products) as issuer of the Robeco Multi Market Bonds Jul 08/18 (EUR);

"**Robeco Multi Market Bond Jul 08/18 (EUR)**" means each Series 2518 EUR [50,000,000] Robeco Multi Market Bond Jul 08/18 (EUR) having an initial principal amount equivalent to the Initial Nominal Amount and a maturity date of 8th July, 2018 (the "**Maturity Date**"), issued by the Robeco Multi Market Bond Issuer pursuant to its Euro 8,000,000,000 Structured Medium Term Note Programme;

"**Scheduled Holding Amount**", at any time, means (i) the Scheduled Reference Ratio multiplied by (ii) the Total Net Assets;

"**Segregated Portfolio D Multiple**", at any time, means the Segregated Portfolio D Multiple as defined in the Supplemental Offering Memorandum dated 16th July, 2004 in respect of Segregated Portfolio D of Robeco Multi Market SPC corresponding to the Class D Ordinary Shares;

"**Scheduled Reference Ratio**" means the minimum of (a) 75 per cent. and (b) the Maximum Reference Ratio;

"**Trading Level**", as at the close of business on each Business Day and in respect of Segregated Portfolio Series XXIV, means the Actual Holding Amount multiplied by the Segregated Portfolio D Multiple; and

"**Total Net Assets**", at any time, means the Net Indicative NAV of all Class XXIV Ordinary Shares issued and subscribed for at such time.

ANNEX IV

Class D Offering Memorandum

AMENDED AND RESTATED OFFERING MEMORANDUM

DATED 16TH JULY, 2004

ROBECO MULTI MARKET SPC
An exempted segregated portfolio company incorporated in the Cayman Islands

THIS AMENDED AND RESTATED OFFERING MEMORANDUM IS ATTACHED TO THE FINAL TERMS DATED 19 MAY, 2008 FOR INFORMATION ONLY, AND THE ATTACHMENT OF THIS AMENDED AND RESTATED OFFERING MEMORANDUM IN THIS ANNEX IV DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION BY, OR ON BEHALF OF RABOBANK STRUCTURED PRODUCTS OR ROBECO MULTI MARKET SPC TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SHARES OF ROBECO MULTI MARKET SPC.

ROBECO MULTI MARKET SPC

(the "**Company**")

Amended and Restated Offering Memorandum

Private Offering of Redeemable Ordinary Shares in the Company

(the "**Ordinary Shares**")

THIS AMENDED AND RESTATED OFFERING MEMORANDUM (THE "**OFFERING MEMORANDUM**") SUPERSEDES THE OFFERING MEMORANDUM DATED 15TH JULY, 2003 (AS SUPPLEMENTED BY THE SUPPLEMENTAL OFFERING MEMORANDUM DATED 23RD APRIL, 2004) IN RESPECT OF THE COMPANY.

THE COMPANY HAS NOT BEEN AND WILL NOT BE REGISTERED AS AN "INVESTMENT COMPANY" UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "**INVESTMENT COMPANY ACT**") AND INVESTORS WILL NOT BE ENTITLED TO THE BENEFITS OF THAT ACT. THE ORDINARY SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT).

THE ORDINARY SHARES HAVE NOT BEEN AND WILL NOT BE LISTED IN THE UNITED KINGDOM UNDER PART VI OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("**FSMA**") AND INVESTORS WILL NOT BENEFIT FROM THE PROTECTIONS UNDER THE FSMA OR THE UK FINANCIAL SERVICES COMPENSATION SCHEME.

FOR A FURTHER DESCRIPTION OF RESTRICTIONS ON OFFERS, SALES AND DELIVERIES OF THE ORDINARY SHARES, SEE THE SECTION "SALES RESTRICTIONS" BELOW.

THE ORDINARY SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY, WHETHER IN THE UNITED STATES OR ELSEWHERE, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE ORDINARY SHARES OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

THE DISTRIBUTION OF THIS OFFERING MEMORANDUM AND THE OFFERING OF THE ORDINARY SHARES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS OFFERING MEMORANDUM COMES ARE REQUIRED BY THE COMPANY TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE, AND MAY NOT BE USED FOR OR IN CONNECTION WITH, AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORISED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

THE COMPANY IS REGISTERED IN THE CAYMAN ISLANDS PURSUANT TO THE COMPANIES LAW (REVISED) (THE "**LAW**"), BUT SUCH REGISTRATION DOES NOT

INVOLVE A DETAILED EXAMINATION OF THE MERITS OF THE COMPANY OR SUBSTANTIVE SUPERVISION OF THE INVESTMENT PERFORMANCE OF THE COMPANY BY THE CAYMAN ISLANDS GOVERNMENT OR THE CAYMAN ISLANDS MONETARY AUTHORITY. THERE IS NO FINANCIAL OBLIGATION OR COMPENSATION SCHEME IMPOSED ON OR BY THE GOVERNMENT OF THE CAYMAN ISLANDS IN FAVOUR OF OR AVAILABLE TO THE INVESTORS IN THE COMPANY.

THIS OFFERING MEMORANDUM SHALL NOT CONSTITUTE AN OFFER, INVITATION OR SOLICITATION TO THE MEMBERS OF THE PUBLIC IN THE CAYMAN ISLANDS OR THE COUNTRIES OF THE EUROPEAN UNION TO SUBSCRIBE FOR ORDINARY SHARES.

NO PERSON IS AUTHORISED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.THIS OFFERING MEMORANDUM IS SENT TO EACH RECIPIENT ON THE STRICT UNDERSTANDING THAT HE WILL NOT FURTHER DISTRIBUTE ANY COPY OF IT, OR COMMUNICATE THE INVITATION OR ANY INFORMATION CONTAINED IN IT, IN ANY WAY IN ANY JURISDICTION IN WHICH SUCH DISTRIBUTION OR COMMUNICATION IS NOT AUTHORISED BY LAW. EVERY PERSON INTO WHOSE POSSESSION THIS OFFERING MEMORANDUM MAY COME IS REQUIRED BY THE COMPANY AND THE INVESTMENT MANAGER TO INFORM HIMSELF ABOUT AND TO OBSERVE ANY RELEVANT RESTRICTIONS IN ANY JURISDICTION ON THE DISTRIBUTION OF THIS OFFERING MEMORANDUM.

THIS OFFERING MEMORANDUM SETS FORTH A DISCUSSION OF THE MATERIAL TERMS RELATING TO AN INVESTMENT IN ROBECO MULTI MARKET SPC, INCLUDING CERTAIN RISK FACTORS AND CONFLICTS OF INTEREST. AN INVESTMENT IN ROBECO MULTI MARKET SPC IS A SPECULATIVE INVESTMENT AND IS ONLY SUITABLE FOR SOPHISTICATED EXPERIENCED INVESTORS WHO DO NOT REQUIRE IMMEDIATE LIQUIDITY FOR THEIR INVESTMENT. PERSONS CONSIDERING PURCHASING THE SHARES SHOULD OBTAIN INDEPENDENT QUALIFIED INVESTMENT AND TAX ADVICE.

THE ATTENTION OF POTENTIAL INVESTORS IS PARTICULARLY DRAWN TO THE RISK FACTORS SET OUT ON PAGES 16 TO 21 INCLUSIVE OF THIS OFFERING MEMORANDUM, AND TO THE SECTIONS "INVESTMENT OBJECTIVE, TRADING ADVISORS AND ACCOUNTS", "INVESTMENT GUIDELINES" AND "INVESTMENT FACTORS" AND "FEES & EXPENSES", AS SET OUT HEREIN. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO SUCH PROVISIONS IN EVALUATING THE MERITS AND SUITABILITY OF AN INVESTMENT IN THE COMPANY.

AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. ALTHOUGH CONSISTENT CAPITAL APPRECIATION IS A PRIMARY OBJECTIVE OF THE COMPANY, THERE CAN BE NO ASSURANCE WHATSOEVER THAT THIS OBJECTIVE WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES CAN BE AVOIDED, WHICH COULD INCLUDE THE LOSS OF A SHAREHOLDER'S ENTIRE INVESTMENT.

THE ORDINARY SHARES MAY ONLY BE PURCHASED OR OWNED BY EXPERIENCED AND SOPHISTICATED INVESTORS WHO ARE NOT U.S. PERSONS AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT. IT IS THE RESPONSIBILITY OF EACH INVESTOR TO ENSURE THAT THE PURCHASE OF THE ORDINARY SHARES DOES NOT VIOLATE ANY APPLICABLE LAWS IN THE INVESTOR'S JURISDICTION OF RESIDENCE.

EXCEPT AS PROVIDED BELOW, TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE DIRECTORS OF THE COMPANY, THE INFORMATION CONTAINED IN THIS

DOCUMENT IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION.

NONE OF THE INVESTMENT MANAGER, THE TRADING ADVISOR(S), THE ADMINISTRATOR, THE CUSTODIAN OR ANY OF THEIR RESPECTIVE AFFILIATES HAS SEPARATELY VERIFIED THE INFORMATION CONTAINED IN THIS OFFERING MEMORANDUM EXCEPT, IN THE CASE OF THE INVESTMENT MANAGER, FOR THE DESCRIPTION OF THE INVESTMENT MANAGER UNDER THE SECTION "THE INVESTMENT MANAGER". *ACCORDINGLY, NO REPRESENTATION, WARRANTY OR* UNDERTAKING, EXPRESSED OR IMPLIED, IS MADE, AND NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY THE INVESTMENT MANAGER, THE TRADING ADVISOR(S), THE ADMINISTRATOR OR THE CUSTODIAN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS OFFERING MEMORANDUM EXCEPT, IN THE CASE OF THE INVESTMENT MANAGER, FOR THE DESCRIPTION OF THE INVESTMENT MANAGER UNDER THE SECTION "THE INVESTMENT MANAGER".

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX CONSEQUENCES FROM AN INVESTMENT IN ROBECO MULTI MARKET SPC.

ANY TRANSFER OF ORDINARY SHARES IS SUBJECT TO LIMITATIONS IMPOSED BY THE ARTICLES OF ASSOCIATION OF THE COMPANY.

POTENTIAL INVESTORS SHOULD CONSULT, AND MUST RELY ON, THEIR OWN PROFESSIONAL TAX, LEGAL, AND INVESTMENT ADVISORS AS TO MATTERS CONCERNING THE COMPANY AND THEIR INVESTMENT THEREIN.

THE DATE OF THIS OFFERING MEMORANDUM IS 16TH JULY, 2004.

NOTICE

THIS OFFERING MEMORANDUM CONTAINS PARTICULARS OF ROBECO MULTI MARKET SPC (THE "**COMPANY**") WITH RESPECT TO THE OFFERING OF ORDINARY SHARES IN THE COMPANY. ORDINARY SHARES WILL BE ISSUED IN SEPARATE CLASSES OF SHARES ATTRIBUTABLE TO SEPARATE SEGREGATED PORTFOLIOS (AS DEFINED BELOW). SPECIFIC INFORMATION RELATING TO EACH SEPARATE CLASS OF ORDINARY SHARES OFFERED WILL BE SPECIFIED IN A SEPARATE SUPPLEMENTAL OFFERING MEMORANDUM SUPPLEMENTAL TO THIS OFFERING MEMORANDUM (EACH A "**SUPPLEMENT**"). THE ORDINARY SHARES OF THE COMPANY WILL BE OFFERED ON THE BASIS OF THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFERING MEMORANDUM AND THE RELEVANT SUPPLEMENT. THIS OFFERING MEMORANDUM AND ANY SUPPLEMENT IS NOT TO BE REPRODUCED OR DISTRIBUTED TO ANY OTHER PERSONS (OTHER THAN PROFESSIONAL ADVISERS OF THE PROSPECTIVE INVESTOR RECEIVING THIS DOCUMENT FROM THE COMPANY). SUBSEQUENT OFFERS OF ORDINARY SHARES IN THE COMPANY WILL NOT VARY THE RIGHTS OF EXISTING SHAREHOLDERS AND SUPPLEMENTS WILL ONLY BE CIRCULATED TO APPLICANTS FOR THE RELEVANT CLASS OF ORDINARY SHARES.

IT IS RECOMMENDED THAT ANY PERSON INTERESTED IN APPLYING FOR ORDINARY SHARES SHOULD CONSULT HIS PROFESSIONAL ADVISER ON MATTERS REFERRED TO IN THIS OFFERING MEMORANDUM AND THE RELEVANT SUPPLEMENT. NO INFORMATION OR ADVICE HEREIN CONTAINED SHALL CONSTITUTE ADVICE TO A PROPOSED SHAREHOLDER IN RESPECT OF HIS PERSONAL POSITION. PERSONS INTERESTED IN ACQUIRING ORDINARY SHARES SHOULD INFORM THEMSELVES AS TO (A) THE LEGAL REQUIREMENTS WITHIN THE COUNTRIES OF THEIR NATIONALITY, RESIDENCE OR DOMICILE FOR SUCH ACQUISITION, (B) ANY FOREIGN EXCHANGE RESTRICTION OR EXCHANGE CONTROL REQUIREMENTS WHICH THEY MIGHT ENCOUNTER ON ACQUISITION OR DISPOSAL OF ORDINARY SHARES AND (C) THE INCOME TAX AND ANY OTHER TAX CONSEQUENCES WHICH MIGHT BE RELEVANT TO THE ACQUISITION, HOLDING OR DISPOSAL OF ORDINARY SHARES IN THE COMPANY.

THE DISTRIBUTION OF THIS OFFERING MEMORANDUM AND THE RELEVANT SUPPLEMENTS AND THE OFFERING OF ORDINARY SHARES MAY BE WHOLLY OR PARTLY RESTRICTED IN CERTAIN JURISDICTIONS. IT IS THE RESPONSIBILITY OF ANY PERSONS IN POSSESSION OF THIS OFFERING MEMORANDUM OR ANY SUPPLEMENT AND ANY PERSONS WISHING TO MAKE APPLICATIONS FOR ORDINARY SHARES PURSUANT TO OR ON THE BASIS OF THIS OFFERING MEMORANDUM AND ANY SUPPLEMENT TO INFORM THEMSELVES OF AND TO OBSERVE FULLY THE APPLICABLE LAWS AND REGULATIONS OF ANY RELEVANT JURISDICTION.

INVESTORS ARE URGED TO CONSULT WITH THEIR LEGAL ADVISERS AND TAX ADVISERS AS TO THE IMPLICATION OF THEIR ACQUIRING, HOLDING OR DISPOSING OF ORDINARY SHARES.

TABLE OF CONTENTS

ROBECO MULTI MARKET SPC

SUMMARY

This Summary should be read in conjunction with the information appearing in the main text of this Offering Memorandum, the documents described therein and the relevant Supplement. The following Summary is qualified in its entirety by the information set forth elsewhere in this Offering Memorandum, the documents described therein and the relevant Supplement.

All references to "$", "**dollar**" and "**USD**" in this Offering Memorandum and the relevant Supplement are to U.S. dollars, the legal currency of the United States of America. All references to "€" and "**Euro**" and "**EUR**" in this Offering Memorandum and the relevant Supplement are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25th March, 1957), as amended by the Treaty on European Union (signed in Maastricht on 7th February, 1992) as amended by the Treaty of Amsterdam (signed in Amsterdam on 2nd October, 1997). Any references to currencies other than the USD and the Euro in a Supplement will be defined in the relevant Supplement.

The Company: ROBECO MULTI MARKET SPC (the "**Company**") is a segregated portfolio company and an exempted company with limited liability incorporated under The Companies Law (Revised) of the Cayman Islands. The Company has issued the Management Shares (as defined below) and a number of classes of Ordinary Shares as further described below. The Company will also issue additional Ordinary Shares in one or more separate classes. The Company may also issue other shares in accordance with the Articles of Association of the Company.

Any shares issued by the Company shall hereinafter be referred to as the "**Shares**" and holders of the Shares shall hereinafter be referred to as the "**Shareholders**".

The Company was incorporated on 29th April, 2003. The Company proposes to invest in forwards, futures contracts, cash instruments, equities and other financial instruments (the "**Financial Instruments**"). The Company will not qualify as a mutual fund under Cayman Islands law and therefore will not be registered as such with the Cayman Islands Authority.

Objective: The Company's principal objective is to achieve consistent capital appreciation by investing in Financial Instruments with levels of risk and volatility reasonably acceptable to the Investment Manager, as determined by it from time to time. No assurance can be given that the Company will achieve its objective or that it will not incur losses.

The Shares: As at the date of this Offering Memorandum, the Company has issued (a) one class of Ordinary Shares with par value of USD 0.00001 (the "**Class A Ordinary Shares**") relating to Segregated Portfolio A (as defined below) on 15th July, 2003, (b) one class of Ordinary Shares with par value of EUR 0.00001 (the "**Class B Ordinary Shares**") relating to Segregated Portfolio B (as defined below) on 15th July, 2003, (c) one class of Ordinary Shares with par value of USD 0.00001 (the "**Class C Ordinary Shares**") relating

to Segregated Portfolio C (as defined below) on 16th December, 2003 and (d) one class of Ordinary Shares with par value of EUR 0.00001 (the "**Class D Ordinary Shares**") relating to Segregated Portfolio D (as defined below) on 16th December, 2003. The Company may from time to time make further issues of classes of Ordinary Shares relating to additional Segregated Portfolios. All Ordinary Shares are issued on the terms described in this Offering Memorandum, the relevant Supplement and as provided in, and subject to, the Memorandum and Articles of Association of the Company.

Each Supplement will include information with respect to the relevant class of Ordinary Shares to be issued by the Company, including but not limited to the denomination in which the relevant class of Ordinary Shares will be issued, their initial subscription day (the "**Initial Subscription Day**"), their initial subscription price (the "**Initial Subscription Price**"), the initial minimum investment amount (the "**Initial Minimum Investment Amount**"), the initial offering period (the "**Initial Offering Period**") and the use of issue proceeds.

The Company may also issue other Shares from time to time in accordance with the Memorandum and Articles of Association of the Company.

The Management Shares: The Company has also issued 250 shares with par value of USD1.00 (the "**Management Shares**"). All of the Management Shares were issued pursuant to the terms described in this Offering Memorandum and as provided in, and subject to, the Memorandum and Articles of Association of the Company. The Management Shares are held by Maples Finance Limited in its capacity as trustee of a charitable trust.

Segregated Portfolios: The Company will keep a segregated portfolio in respect of each class of Ordinary Shares issued by the Company (each such portfolio, a "**Segregated Portfolio**"). The assets and liabilities attributable to each Segregated Portfolio shall be segregated from all other assets and liabilities attributable to all other classes of Ordinary Shares and the assets, liabilities, income and expenditure attributable or allocable to each class of Ordinary Shares shall be applied only to the relevant Segregated Portfolio. Further details of each Segregated Portfolio will be specified in the relevant Supplement.

The Company keeps a Segregated Portfolio in respect of the Class A Ordinary Shares issued by the Company ("**Segregated Portfolio A**") , a Segregated Portfolio in respect of the Class B Ordinary Shares issued by the Company ("**Segregated Portfolio B**"), a Segregated Portfolio in respect of the Class C Ordinary Shares issued by the Company ("**Segregated Portfolio C**") and a Segregated Portfolio in respect of the Class D Ordinary Shares issued by the Company ("**Segregated Portfolio D**"). The Company will keep a separate Segregated Portfolio for each and every additional class of Ordinary Shares issued by the Company.

The Investment Manager: The Company has entered into an investment management agreement dated 15th July, 2003 with Robeco Institutional Asset Management B.V. (the "**Investment Manager**") as amended by an amendment agreement dated 1st April, 2004 (as each may be amended from time to time and together, the "**Investment Management Agreement**") pursuant to which the Investment Manager will, on behalf of the Company, select the Financial Instruments to

be purchased and sold by the Company and manage the other assets of the Company in accordance with, and subject to, the provisions set forth in the Investment Management Agreement. See The "Investment Manager", page 9.

Pursuant to the Investment Management Agreement, the Investment Manager (acting on behalf of the Company) may, subject to the approval of the Company, appoint one or more trading advisors from time to time (each, a "**Trading Advisor**") and delegate to each such Trading Adviser its obligations to select the Financial Instruments to be purchased and sold by the Company and to manage the other assets of the Company, or such other of its obligations as specified in the relevant Supplement.

The Administrator and the Custodian: The Company has entered into a custodian and central administration agreement dated 15th July, 2003 with Credit Agricole Investor Services Bank Luxembourg S.A. as administrator (in such capacity, the "**Administrator**") and as Custodian (in such capacity, the "**Custodian**"), as amended by an agreement dated 25th March, 2004 (as each may be amended from time to time and together, the "**Custodian and Central Administration Agreement**") pursuant to which the Administrator will provide certain administrative and agency services to the Company (including the calculation of the net asset value (the "**NAV**") per Share of each class of the Ordinary Shares, the calculation and payment of certain fees and expenses payable by the Company and providing periodic reports in respect of the relevant class of Ordinary Shares) and the Custodian will act as the Custodian of the assets of the Company deposited with the Custodian, all in accordance with, and subject to, the provisions set forth in the Custodian and Central Administration Agreement. See "The Administrator", page 10 and "The Custodian", page 10.

Redemptions: Ordinary Shares may be redeemed on every Redemption Day (as specified in the relevant Supplement), with prior written notice, at their relevant redemption price as specified in the relevant Supplement (the "**Redemption Price**").

Holding of Shares: The acceptance or non-acceptance by the Company of any subscription of the Ordinary Shares is solely at the discretion of the Directors of the Company.

Transfer of Shares: Any transfer of the Ordinary Shares is subject to limitations imposed by the Articles of Association of the Company. See "Purchase, Transfer, Redemption and Valuation of Shares", page 12.

Eligible Investors: Ordinary Shares may only be purchased or owned by investors who are not "U.S. Persons" as defined herein. It is the responsibility of each investor to ensure that the purchase of the Ordinary Shares does not violate any applicable laws or regulations in the investor's jurisdiction of residence. See "Sales Restrictions", page 26.

Regulation: The Company will not be subject to supervision in respect of its investment activities or the constitution of any Segregated Portfolio by the Cayman Islands Monetary Authority or any other governmental authority in the Cayman Islands. There is no investment compensation scheme available to investors in the Ordinary Shares in the Cayman Islands.

Tax Status:	It is anticipated that the Company will not be subject to any form of taxation in the Cayman Islands. Shareholders should obtain independent tax advice with respect to their own tax position. See "Tax Considerations", page 22.
Dividends:	The Company may pay dividends on any of its Ordinary Shares from time to time in accordance with the Articles of Association of the Company and as described in the relevant Supplement.
Risks:	An investment in the Company is speculative and involves a high degree of risk. There can be no assurance whatsoever that the Company will achieve its objectives or avoid substantial losses, which could include the loss of a Shareholder's entire investment.
	THE ATTENTION OF INVESTORS IS PARTICULARLY DRAWN TO THE RISK FACTORS SET OUT ON PAGES 16 TO 21 INCLUSIVE OF THIS OFFERING MEMORANDUM, AND TO THE SECTIONS "INVESTMENT OBJECTIVE, TRADING ADVISORS AND ACCOUNTS", "INVESTMENT GUIDELINES", "INVESTMENT FACTORS" AND "FEES & EXPENSES", AS SET OUT IN THIS OFFERING MEMORANDUM.

DIRECTORY

Investment Manager:	Robeco Institutional Asset Management B.V. c/o Robeco Alternative Investments Coolsingel 120 3011 AG Rotterdam Tel: (31)(0)10 2241224 Fax: (31)(0)10 2242141 Attn: Head of Robeco Alternative Investments and Head of RAI Structured Finance
Administrator and Custodian:	Credit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer L-2520 Luxembourg Tel: (352) 47 67 28 47 Fax: (352) 47 67 45 42
Directors of the Company:	Scott Somerville Guy Major Dwight Dubé P.O. Box 1093GT Queensgate House South Church Street George Town Grand Cayman Cayman Islands, BWI Tel: (345) 945 7099 Fax: (345) 945 7100
Cayman Islands Legal Advisers to the Company:	Maples and Calder Europe 7 Princes Street London EC2R 8AQ United Kingdom Tel: (44) (0)207 466 1600 Fax: (44) (0)207 466 1700
English law Legal Advisers to the Company:	Allen & Overy LLP One New Change London EC4M 9QQ United Kingdom Tel: (44) (0) 207 330 3000 Fax: (44) (0) 207 330 9999

OFFERING MEMORANDUM

ROBECO MULTI MARKET SPC

P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, BWI

INTRODUCTION

ROBECO MULTI MARKET SPC (the "**Company**") has been incorporated as a segregated portfolio company and an exempted company with limited liability under the laws of the Cayman Islands. Pursuant to the Articles of Association of the Company, investors may redeem their Ordinary Shares with prior written notice subject to and in accordance with the Articles of Association. The Company was incorporated under The Companies Law (Revised) of the Cayman Islands on 29th April, 2003 with registration No. CR-125318. The Company's registered office is located at P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, BWI.

The Company commenced its trading activities on 15th July, 2003.

The Company has issued a number of classes of Ordinary Shares and intends to issue additional classes of Ordinary Shares. Further information on each class of Ordinary Shares issued or to be issued by the Company will be specified in the Supplement applicable to such Class.

Each class of Ordinary Shares shall only be held by one Shareholder.

INVESTMENT OBJECTIVE, TRADING ADVISORS AND ACCOUNTS

Investment Objective

The Company's principal investment objective is to deliver consistent capital appreciation with a level of volatility reasonably acceptable to the Investment Manager by investing in Financial Instruments. The investment activities of the Company will be carried out separately for each class of Ordinary Shares issued by the Company and the profits and losses resulting from the investment activities relating to each Segregated Portfolio shall be applied or charged only to the relevant Segregated Portfolio.

The Company intends to develop a varied portfolio of investments in Financial Instruments without concentration on any particular market, type of investment or geographic area. The objective of the Company would be to provide holders of the Ordinary Shares with a substantial level of diversification in relation to the markets where its assets are deployed and of the trading techniques used by the Investment Manager and/or different Trading Advisor(s). Accordingly, the Company expects to reduce the risks that are inherent in an individual market, asset class or country.

NO ASSURANCE CAN BE GIVEN THAT THE INVESTMENT OBJECTIVE OF THE COMPANY WILL BE ACHIEVED.

Trading Advisors

The Company seeks to achieve its investment objective by benefiting from the investment management services provided by the Investment Manager and, if applicable, the services provided by the Trading Advisor(s). The Investment Manager (acting on behalf of the Company) may (but is not obliged to), subject to the approval of the Company, appoint one or more Trading Advisor(s) in respect of the investment activities relating to each Segregated Portfolio. On its appointment, each

Trading Advisor will purchase and sell the Financial Instruments on behalf of the Company for the account of the relevant Segregated Portfolio in respect of which it has been appointed, or provide such other services as specified in the relevant Supplement.

As each Trading Advisor is expected to employ a different investment and trading strategy, the investments selected by different Trading Advisor(s) may vary significantly. Any given investment and trading strategies of a Trading Advisor may result in successful investment performance under certain market conditions, but less successful performance under different conditions. Few Trading Advisor(s) have consistently maintained the same ranking among their peers in terms of investment performance over extended periods of time.

The Investment Manager (acting on behalf of the Company) shall select Trading Advisor(s) with reasonable care and upon the appointment of any Trading Advisor, the Investment Manager shall be relieved of its duties or obligations delegated to such Trading Advisor and shall not be responsible for any acts or omissions of such Trading Advisor.

Investments made by the Company will be regularly monitored by the Investment Manager in accordance with the Investment Management Agreement. The Investment Manager (acting on behalf of the Company) may, under certain circumstances and subject to the approval of the Company, terminate the appointment of any Trading Advisor.

Accounts

In relation to each class of Ordinary Shares issued by the Company, the Company may open and maintain bank accounts, custody accounts and trading accounts, in each case, in the denomination in which such Ordinary Shares are issued. Further details of such accounts (if any) will be specified in the Supplement applicable to such Ordinary Shares.

INVESTMENT GUIDELINES

The investment guidelines and the investment restrictions applicable to the investment activities of the Company in respect of each Segregated Portfolio will be specified in the relevant Supplement.

INVESTMENT FACTORS

The Company offers investors of the Ordinary Shares certain advantages that might otherwise be unavailable to them if they were to engage directly in the Company's investment strategy. However, investors should note that the investment strategy also bears significant risk (see "Risk Factors", page 16).

The potential advantages of an investment in the Ordinary Shares include the following:

Potential for Capital Appreciation

The primary investment objective of the Company is to provide investors with a favourable rate of return by utilising the capabilities of the Investment Manager and, if applicable, the Trading Advisor(s) so that investors may benefit from any profit arising from investments in the Financial Instruments.

Limited liability

The liability of investors of the Ordinary Shares is limited to the amount of their investment paid in respect of their Shares provided such Shares are fully paid up.

Administrative Convenience

The Company is structured to eliminate the administrative burden involved in tracking a large number of Financial Instruments. Not only will investors of the Ordinary Shares participate indirectly in the performance of some of these Financial Instruments selected under the management of professional full time investment managers and, if applicable, trading advisors, to the extent specified in the applicable Supplement, investors of the Ordinary Shares will also receive periodic financial reports which will set forth at the relevant date, in addition to other relevant information, the then current NAV per Share of the relevant class of Ordinary Shares of the Company.

Liquidity

While the Company is not intended as a short-term investment, the Company has been structured to provide investors with redemption opportunities, upon prior written notice to the Company.

As noted above, investors should be aware that the investment strategy also bears significant risk (see "Risk Factors", page 16).

DIRECTORS

The directors (the "**Directors**") of the Company are:

Name	**Country of Citizenship**	**Title**
Scott Somerville	Canada	Director
Guy Major	United Kingdom	Director
Dwight Dubé	Canada	Director

In the absence of wilful neglect or default on the part of a Director, the Company will indemnify and hold harmless each Director for liabilities arising from the carrying out of their duties to the fullest extent permitted by the laws of the Cayman Islands. The Directors will receive no payment but will be reimbursed their reasonable out-of-pocket expenses to attend Board Meetings or to exercise their duties under their mandate.

Scott Somerville

Mr. Somerville is a Senior Vice President with Maples Finance Limited, a company based in the Cayman Islands that offers a comprehensive range of services to finance vehicles and investment funds. Since joining in 2003, he has had leadership responsibility for the Maples Fund Services division, which provides a broad range of services to mutual funds, hedge funds, closed-end private equity and other forms of investment vehicles. From 1998 to 2003, Mr. Somerville worked in progressively senior positions with the fund services division of CIBC Bank and Trust Company (Cayman) Limited. Prior to that, from 1993 to 1998, he worked for KPMG in Canada and the Cayman Islands, specialising in the financial services sector. He graduated with a B.Com (Honours) from Carleton University, Ottawa in 1993 and completed the Canadian Securities Course in 1994. He is a member of the Canadian Institute of Chartered Accountants.

Guy Major

Mr. Major is currently a senior vice president at Maples Finance Limited. He has held previous positions at BNP Paribas, PricewaterhouseCoopers and Deutsche Bank. He holds a BSc in

Economics and Politics from the University of Bristol, and is a member of the Institute of Chartered Accountants in England and Wales.

Dwight Dubé

Mr. Dubé is a Vice President with Maples Finance Limited. Mr. Dubé joined Maples Finance Limited in 2004 and works on a wide range of products including multi-manager funds, hedge funds, private equity funds and unit trust structures. From 1998 to 2004, Mr. Dubé worked at Coutts (Cayman) Limited where he was a Manager, Private Corporate Clients. Previously, from 1997 to 1998, he worked in the corporate services department of KPMG in the Cayman Islands. He has a B.Com from the University of Saskatchewan and is a member of the Canadian Institute of Chartered Accounts.

THE INVESTMENT MANAGER

The Company has appointed Robeco Institutional Asset Management B.V. as Investment Manager pursuant to the Investment Management Agreement. Robeco Institutional Asset Management B.V. is a company incorporated in The Netherlands with limited liability.

Pursuant to the Investment Management Agreement, the Investment Manager will, on behalf of the Company, select the Financial Instruments to be purchased and sold by the Company in respect of each Segregated Portfolio, manage any bank accounts and trading accounts and the other assets of the Company, and in relation thereto, will determine the investment strategies of the Company, taking into consideration the Company's objectives and the investment guidelines set forth in this Offering Memorandum, the relevant Supplement and the Investment Management Agreement. The Investment Manager, on behalf of the Company, will also monitor the investments of the Company to ensure compliance with the Company's objectives and the investment guidelines set forth in this Offering Memorandum, the relevant Supplement and the Investment Management Agreement.

As compensation for the performance of its obligations as Investment Manager under the Investment Management Agreement, the Investment Manager shall receive Management Fees (as defined below) and Performance Fees (as defined below) from the Company. See "Fees & Expenses", page 11.

THE TRADING ADVISOR

Pursuant to the Investment Management Agreement, the Investment Manager (acting on behalf of the Company) may, subject to the approval of the Company, engage the services of one or more Trading Advisor(s) and delegate to such Trading Advisor(s) the performance of its duties under the Investment Management Agreement in respect of each Segregated Portfolio, or such other of its obligations as specified in the relevant Supplement. Unless otherwise specified in the relevant Supplement, the aggregate cost of the appointment of such Trading Advisor(s) for any Segregated Portfolio shall be paid by the Investment Manager (on behalf of the Company) and shall be no greater than the aggregate of the Management Fees and the Performance Fees payable by the Company to the Investment Manager in relation to such Segregated Portfolio.

Upon the appointment of any Trading Advisor, the Investment Manager shall be relieved of its duties or obligations delegated to such Trading Advisor and shall not be responsible for any acts or omissions of such Trading Advisor.

THE ADMINISTRATOR

The Company has appointed Credit Agricole Investor Services Bank Luxembourg S.A. as Administrator pursuant to the Custodian and Central Administration Agreement.

Pursuant to the Custodian and Central Administration Agreement, the Administrator will carry out a general administrative function for the Company, including keeping the financial books and records of the Company, calculation of the NAV per Share of each class of Ordinary Shares and communicating such NAV of each such Share to the relevant Shareholder. The Administrator shall also prepare periodic reports in respect of each Segregated Portfolio as specified in the relevant Supplement. In addition, the Administrator will calculate the various fees and expenses payable by the Company, including but not limited to the Management Fees and the Performance Fees.

The Administrator will also provide agency services to the Company, including maintaining the Company's records relating to the ownership of Ordinary Shares, redemption of the Ordinary Shares, receipt of requests for redemptions and authorisation of redemption payments and administering the subscription and redemption of the Ordinary Shares. To the extent dividends are payable on any relevant class of Ordinary Shares, the Administrator will direct the payment of such dividends to the relevant Shareholder.

As compensation for the performance of its obligations as the Administrator under the Custodian and Central Administration Agreement, the Administrator shall receive Administration Fees (as defined below) from the Company. See "*Fees & Expenses*", page 11.

THE CUSTODIAN

The Company has appointed Credit Agricole Investor Services Bank Luxembourg S.A. as Custodian pursuant to the Custodian and Central Administration Agreement.

Pursuant to the Custodian and Central Administration Agreement, the Custodian will provide custody services to the assets of the Company, including safekeeping the assets of the Company deposited with the Custodian and receiving for the account of the Company any payments on its assets.

As compensation for the performance of its obligations as Custodian under the Custodian and Central Administration Agreement, the Custodian shall receive Custodian Fees (as defined below) from the Company. *See "Fees & Expenses", page 11.*

FINANCIAL STATEMENTS

The Company's fiscal year will be from 1st January to 31st December of each calendar year and the first fiscal period of the Company will be from 29th April, 2003 to 31st December, 2004. Within six months of the end of each fiscal year, Shareholders will be sent unaudited financial statements of the Company. All financial statements will be prepared in accordance with international generally accepted accounting standards in EUR.

THE LEGAL ADVISERS

The Company has appointed Maples and Calder Europe, 7 Princes Street, London EC2R 8AQ, United Kingdom, as its legal advisers as to Cayman Islands law.

The Company has appointed Allen & Overy LLP, One New Change, London EC4M 9QQ, United Kingdom as its legal advisers as to English law.

FEES AND EXPENSES

The following fees and expenses will be borne by the Company:

Investment Manager

In connection with the provision of management services under the Investment Management Agreement, the Company will pay to the Investment Manager, in respect of each Segregated Portfolio, management fees (the "**Management Fees**") in an amount specified in the relevant Supplement.

In addition to the Management Fees, the Investment Manager may also receive, in respect of each Segregated Portfolio, performance fees (the "**Performance Fees**") in an amount specified in the relevant Supplement.

The Management Fees and the Performance Fees (if any) will be paid from the assets and/or accounts recorded against the relevant Segregated Portfolio and will be paid on their respective payment due dates as specified in the relevant Supplement.

Administrator

In connection with the provision of administration and agency services under the Custodian and Central Administration Agreement, the Company will pay to the Administrator, in respect of each Segregated Portfolio, administration fees (the "**Administration Fees**") in an amount specified in the relevant Supplement.

The Administration Fees shall be paid from the assets and/or accounts recorded against the relevant Segregated Portfolio and will be paid on their respective payment due dates as specified in the relevant Supplement. **Custodian**

In connection with the provisions custodian services under the Custodian and Central Administration Agreement, the Company will pay to the Custodian, in respect of each Segregated Portfolio, custodian fees (the "**Custodian Fees**") in an amount specified in the relevant Supplement.

The Custodian Fees shall be paid from the assets and/or accounts recorded against the relevant Segregated Portfolio and will be paid on their respective payment due dates as specified in the relevant Supplement.

Initial Expenses

The Company will pay all initial costs and expenses relating to the establishment of the Company. All such costs and expenses (other than those expenses relating solely to the issuance of any class of Ordinary Shares) shall be allocated to Segregated Portfolio A and Segregated Portfolio B proportionately.

Operating Expenses

The Company will pay all on-going organisational costs and expenses of the Company and the costs and expenses relating to its operation and administration, including legal expenses, annual corporate registration expenses, the cost of printing and distributing reports and notices to Shareholders. Such expenses will be allocated to the then existing Segregated Portfolios attributable to the relevant classes of Ordinary Shares proportionately, or as specified in the relevant Supplement.

Offering Expenses

The Company will pay all organisational and initial offering expenses of each class of Ordinary Shares. These expenses will be settled out of the initial proceeds of the offering of the relevant class of Ordinary Shares.

Others

In respect of each class of Ordinary Shares issued by the Company, the Company will also pay such other fees and expenses as specified in the relevant Supplement.

PURCHASE, TRANSFER, REDEMPTION AND VALUATION OF SHARES

Authorised Capital

As of the date of this Offering Memorandum, the authorised share capital of the Company is (a) USD 50,250 divided into 250 Management Shares, each having a par value of USD 1.00 per Share and 5,000,000,000 Ordinary Shares, each having a par value of USD 0.00001 per Share, (b) EUR 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of EUR 0.00001 per Share and (c) JPY 5,000,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of JPY 0.001 per share. Additional Class A Ordinary Shares, *Class B Ordinary Shares, Class C Ordinary Shares* and Class D Ordinary Shares, and any other classes of Ordinary Shares, may be issued at the discretion of the Directors. The Company may by shareholders' resolutions increase its authorised share capital or cancel authorised but unissued shares in its share capital.

Unless otherwise specified in the applicable Supplement, all Shares of the Company must be, when issued, fully paid and on such payment, Shareholders of the Company shall have no further personal liability for the debts of the Company.

Voting Rights

The Ordinary Shares have no voting rights.

The Management Shares have full voting rights but confer no other right to participate in the profits or assets of the Company. Each Management Share is entitled to one vote at any meeting of shareholders. Maples Finance Limited is the holder of all the Management Shares, pursuant to the terms of a declaration of trust in favour of certain charitable objects.

Initial Offering

Specific information relating to each separate class of Ordinary Shares offered by the Company will be specified in a separate Supplement, which shall be read in conjunction with this Offering Memorandum.

The denomination in which any class of Ordinary Shares is to be issued, Initial Subscription Day, Initial Subscription Price, Initial Offering Period, Initial Minimum Investment Amount and the use of issue proceeds will be set out in the relevant Supplement.

Business Day

A "**Business Day**" means any day on which

(a) the Trans-European Automated Real-time Gross settlement Express Transfer system (or, if such clearing system ceases to be operative, such other clearing system (if any) determined by the Company to be a suitable replacement) is open for settlement of payments in Euro;

(b) a day (other than a Saturday and a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in the Cayman Islands;

(c) a day (other than a Saturday and a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in Luxembourg; and

(d) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposit) in any Additional Financial Centre specified in the applicable Supplement.

Subscription Day

A "**Subscription Day**" has the meaning specified in the applicable Supplement.

Redemption Day

A "**Redemption Day**" has the meaning specified in the applicable Supplement.

Subsequent Offerings

Ordinary Shares of any class may be available for subscription after the Initial Offering Period in respect of such Ordinary Shares on any Subscription Day. The subscription price at which each Ordinary Share of the relevant class is available for subscription after the relevant Initial Offering Period shall be the subscription price as specified in the applicable Supplement (the "**Subscription Price**").

Subscription Process

The subscription process in respect of each class of Ordinary Shares will be specified in the relevant Supplement. The subscription form to be used for the subscription of any class of Ordinary Shares is available at the offices of (a) the Administrator at 39, Allée Scheffer, L-2520 Luxembourg and (b) the Company at P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, BWI.

Acceptance or Non-Acceptance

The acceptance or non-acceptance of any subscription of Ordinary Shares is solely at the discretion of the Directors.

Redemptions

Unless redemptions are suspended, Shareholders may redeem all or a portion of their Ordinary Shares on a Redemption Day at the Redemption Price specified in the applicable Supplement. The redemption form to be used in relation to the redemption of any class of Ordinary Shares is available at the offices of (a) the Administrator at 39, Allée Scheffer, L-2520 Luxembourg and (b) the Company at P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, BWI.

In addition, the Articles of Association of the Company provide that the Directors shall be entitled, with prior notice, to effect the compulsory redemption of all or any part of any class of Ordinary Shares should it be in the interests of the Company to do so. Each class of Ordinary Shares may also be subject to compulsory redemption in such other circumstances as specified in the relevant Supplement.

The expected payment date of the relevant Redemption Price will be specified in the applicable Supplement.

Transfers

The Company may compulsorily order the transfer of, repurchase, redemption or sale of any Ordinary Share held by a person who or which, by virtue of the holding concerned, breaches any applicable law or regulation in circumstances where, in the opinion of the Directors, the tax status or residence of the Company may be prejudiced or adversely affected or the Company may suffer any pecuniary disadvantage or the Company would be required to comply with any registration or filing requirements in any jurisdiction with which it would not otherwise be required to comply.

Subject to the above, a Shareholder may transfer all or any of his Ordinary Shares by a transfer in writing in usual form in the Cayman Islands or in any other form as the Administrator, acting on behalf of the Company, may from time to time approve in accordance with applicable laws and regulations. The transferor shall be deemed to remain the holder of such Ordinary Shares until the name of the transferee is entered in the register.

Temporary Suspension of Valuation and Dealings

The Company may suspend the determination of the NAV of any class of Ordinary Shares (and accordingly issuances, redemptions and repurchases thereof):

(a) for the whole or any part of a period during which any exchange or over-the-counter market on which any significant portion of the investments attributable to the relevant Segregated Portfolio and the corresponding class of Ordinary Shares are listed, quoted, traded or dealt in is closed (other than customary weekends and holidays closing) or during which trading on any such exchange or market is restricted or impaired;

(b) when circumstances exist as a result of which in the opinion of the Company it is not reasonably practicable for the Company to dispose of investments attributable to the relevant Segregated Portfolio of such class of Ordinary Shares;

(c) when a breakdown occurs in any of the means normally employed in ascertaining the value of investments or when for any reason the value of any of the investments or other assets attributable to the relevant Segregated Portfolio of such class of Ordinary Shares cannot reasonably or fairly be ascertained;

(d) for any period during which the Company is unable to repatriate or realise funds required for the purpose of making payments due on redemption of such class of Ordinary Shares or during any period when any transfer of funds involved in the realisation or acquisition of investments or payments due on redemptions of such class of Ordinary Shares cannot in the opinion of the Company be effected at normal rates of exchange;

(e) during any period in which the issuance, repurchase or redemption of Ordinary Shares would, in the opinion of the Company, result in a violation of any provisions of applicable law; or

(f) such other circumstances as may be reasonably determined by the Directors.

The Company shall notify the Shareholder of each relevant class of Ordinary Shares affected thereby of any declaration of the suspension of the calculation of the NAV of such Ordinary Shares and also of the termination of any such period of suspension.

Net Asset Value

The NAV per Share of any class of Ordinary Shares at any date shall be determined on an accrual basis in accordance with international generally accepted accounting principles, by reference to the Segregated Portfolio of the relevant class of Ordinary Shares and in accordance with the Articles of Association of the Company and the following:

(a) (i) the NAV per Share of each class of Ordinary Shares shall be determined by the Company by reference to the Segregated Portfolio of such class of Ordinary Shares;

(ii) the NAV per Share of each class of Ordinary Shares shall be calculated by (1) aggregating the value of the assets of the Company attributable to the relevant Segregated Portfolio (converted if necessary into such currency at the Company's discretion), (2) deducting therefrom any accrued Management Fees, Performance Fees, Administration Fees, Custodian Fees and any other fees payable by the Company in respect of such class of Ordinary Shares, which shall be deemed to accrue from day to day up to but excluding the relevant date of determination of such NAV, (3) deducting therefrom the liabilities and all other expenses of the Company attributable to the relevant Segregated Portfolio and (4) dividing the resulting sum by the number of Ordinary Shares of the relevant class outstanding, calculated to three decimal points;

(b) the assets attributable to each class of Ordinary Shares shall be deemed to include the portion attributable to the Segregated Portfolio of such class of Ordinary Shares and of the following assets:

(i) all cash on hand, on loan or on deposit, or on call including any interest accrued thereon;

(ii) all bills, demand notes, promissory notes and accounts receivable;

(iii) all bonds, time notes, shares, stocks, commodities, metals, debentures, debenture stock, subscription rights, warrants, options, financial futures, and other investments and securities owned or contracted for by the Company (including the relevant Financial Instruments) other than rights and securities issued by it;

(iv) all shares, stock and cash dividends and cash distributions to be received by the Company and not yet received by it but declared payable to the relevant Shareholder of record on a date before the day as of which the assets are being valued;

(v) all interest accrued on any interest-bearing securities owned by or credited to the Company;

(vi) all other investments of the Company; and

(vii) all other assets of the Company of every kind and nature including prepaid expenses as valued and defined from time to time by the Company;

(c) any expense or liability attributable to the Segregated Portfolio of the relevant class of Ordinary Shares may be amortised over such period as the Company may determine (and the

Company may at any time and from time to time determine to lengthen or shorten any such period), and the unamortised amount thereof at any time shall also be deemed to be an asset of such Segregated Portfolio;

(d) the liabilities attributable to each class of Ordinary Shares shall be deemed to include the portion attributable to the Segregated Portfolio of such class of Ordinary Shares and of the following liabilities:

(i) all bills and notes payable and accounts payable;

(ii) all administrative expenses payable or accrued, or both (including service provider fees, but excluding such expenses accounted for under paragraph (c)) above;

(iii) all contractual obligations for the payment of money or property, including the amount of any unpaid distributions or dividends declared and payable to the relevant Shareholder of record on or before the day as of which the value of the securities is being determined;

(iv) all provisions authorised or approved by the Company for taxes or contingencies; and

(v) all other liabilities of the Company of any kind and nature (except those represented by share capital).

The NAV of each class of Ordinary Shares will increase or decrease in line with the profits or losses incurred on the assets attributable to the Segregated Portfolio of such class of Ordinary Shares.

The Company has appointed the Administrator or such other service provider as specified in the relevant Supplement to determine the NAV per Share of any class of Ordinary Shares on its behalf.

Dividends

The Company will declare and pay dividends on each class of Ordinary Shares in accordance with the provisions specified in the relevant Supplement.

RISK FACTORS

An investment in the Company involves certain risks relating to the investment strategies to be utilised by the Investment Manager and, if applicable, the Trading Advisor(s). No guarantee or representation is made that the Company's investment programme will be successful.

Prospective investors should give careful consideration to the following risk factors in evaluating the merits and suitability of an investment in the Company. This information is not intended to be an exhaustive listing of all potential risks associated with an investment in the Company.

General Considerations

An investment in the Company involves a high degree of risk. There is no guarantee that the Company will achieve its investment objective. Investors should recognise that investing in the Company involves special considerations not typically associated with investing in other securities and that the asset allocation is not structured as a complete investment programme. A substantial portion of the Company's assets will be invested in forwards and futures contracts and therefore investments in the Company may not be suitable for all investors.

In the normal course of the investment in the Financial Instruments, the Investment Manager and, if applicable, the Trading Advisor(s) may trade in various financial instruments and enter into various investment activities with different risk profiles on behalf of the Company. With respect to the investment strategy implemented by the Investment Manager and, if applicable, the Trading Advisor(s), there is always some and occasionally a significant degree of market risk.

Global and Regional Economic Conditions

The success of any investment activity is affected by general economic conditions, which may affect the level and volatility of interest rates, the extent and timing of investor participation in the financial markets, as well as the demand for the subject underlying the Financial Instruments. Unexpected volatility in these markets could impair the Company's ability to carry out its business or cause it to incur losses. No assurances can be given that the Investment Manager or, if applicable, the Trading Advisor(s) will anticipate these developments or be able to hedge against this volatility.

Political and Regulatory Risks

The value of the Company's assets may be affected by uncertainties such as international political developments, changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which the Financial Instruments are invested. Some markets are undergoing a period of rapid growth and have less regulation than more developed markets. In general, investments in less developed markets are less liquid and the purchase and sale of investments in these markets may take longer than expected and these transactions may need to be conducted at unfavourable prices. A portion of the Financial Instruments may be invested in over-the-counter ("**OTC**") transactions. In general, there is less governmental regulation and supervision in the OTC markets than of transactions that take place on public exchanges. Many of the protections afforded to purchases on public exchanges are not available in connection with OTC transactions. There will be greater risk of loss for these assets that are not regulated on public exchanges.

Futures Market Risks

Futures markets are very volatile in comparison to other financial markets. Price movements of futures contracts can vary significantly in a short period of time. The prices of futures are influenced by many factors including government trade, fiscal, monetary and exchange control programs and policies, weather and climate conditions, changing supply and demand relationships, national and international political and economic events, governmental intervention in financial instrument and currency markets and the psychological emotions of market participants. Futures prices respond quickly to these events resulting in greater difficulty in accurately predicting the trends of certain futures prices. Investments in futures contracts can be leveraged and long and short positions can be taken in the futures market.

Interest Rate Fluctuations

The prices of Financial Instruments tend to be sensitive to interest rate fluctuations and unexpected fluctuations in interest rates could cause the corresponding value of a Financial Instrument to move in directions which were not initially anticipated.

To the extent that interest rate assumptions underly the purchased Financial Instruments, fluctuations in interest rates could invalidate those underlying assumptions and expose the Company to losses.

Portfolio Investments and Selection

The investments in the Financial Instruments of the Company may be considered speculative. No assurance can be given that the Company's investment will generate any income or appreciate in value. Neither the Investment Manager nor, if applicable, the Trading Advisor(s) guarantee that implementation of its strategy with respect to the investments under its management will not result in losses to holders of any class of Ordinary Shares.

The Investment Manager or, if applicable, the Trading Advisor(s), may expand, revise or alter its strategy, subject to the prior approval of the Company. Any change in the strategy may result in a reduction of the value of the Financial Instruments.

Trading Advisors

The appointment of Trading Advisor(s) in respect of the relevant Segregated Portfolio for which the Trading Advisor(s) are appointed may have an effect on the performance of the relevant Segregated Portfolio.

A Trading Advisor will generally employ a policy of seeking to diversify the type of Financial Instruments among a number of positions, although such Trading Advisor may depart from such policy from time to time and may hold a few, relatively large positions in relation to the value of the Financial Instruments. A loss in any position could result in a proportionately higher reduction in the value of the Financial Instruments in respect of the relevant Segregated Portfolio than if such investments had been spread among a wider number of positions.

To the extent a Trading Advisor is transacting in futures contracts on behalf of the Company, a Trading Advisor may be limited by established speculative position limits on the maximum net long or short futures and options positions it may hold or control in particular futures contracts. All the trading accounts owned or managed by a Trading Advisor may be combined for speculative limit purposes. With respect to trading in futures, a Trading Advisor may reduce the size of the positions which would otherwise be taken in such futures and not trade certain futures in order to avoid exceeding such limits. These modifications, if required, could adversely affect the operations and profitability of the Financial Instruments.

Illiquid Investments

The method and timing of the liquidation of the Financial Instruments and exit strategies are critical elements of maximising returns in the investments in the Financial Instruments.

Where futures contracts are concerned, exchanges on which futures are traded typically have the right to suspend or limit trading in any instrument traded on the exchanges for a variety of reasons. A suspension could render it impossible for the Investment Manager and, if applicable, the Trading Advisor(s) to enter into trades or liquidate positions and thereby expose the Company to losses. It may not always be possible to execute an order either due to market conditions on exchanges or due to restrictions on the transferability of the securities. It is also possible that an exchange or governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded on the exchange.

Most exchanges limit fluctuations in most futures contract prices during a single day by regulations though daily price fluctuation limits. During a single trading day, no trades may be executed at prices beyond the daily limit. Once the price of a particular futures contract has increased or decreased to the limit point, positions in the futures contract neither can be taken nor liquidated until traders are willing to effect trades at or within the limit, which would be unlikely if underlying market prices

moved beyond the limit. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Even if futures prices have not moved to the daily limit, the Investment Manager and/or if applicable, the Trading Advisor may not be able to execute trades at favourable prices if little trading in the contracts it wishes to trade is taking place. The placement of contingent orders, such as "stop-loss" or "stop-limit" orders, will not necessarily limit losses to the intended amounts because market conditions may make it impossible to execute those orders.

A portion of the Financial Instruments may be comprised of forward contracts. Forward contracts are not traded on exchanges and are executed through forward contract dealers. There is no limitation on the daily price moves of forward contacts. However, there have been periods when forward contract dealers have refused to quote prices for forward contracts or have quoted an unusually wide spread between the bid and the ask prices. Arrangements to trade forward contracts may therefore experience liquidity problems.

The Investment Manager and, if applicable, the Trading Advisor(s) may liquidate the investments of the Company through sales on public exchanges and sales in the public market pursuant to exemptions from registration. A substantial portion of any securities may be subject to transfer restrictions imposed by law because they are acquired in private placement transactions.

Risk Profiling and Management

The return on the Financial Instruments will be influenced by the risk profile established by the Investment Manager and, if applicable, the Trading Advisor(s). The degree of leverage assumed by the Company and the composition of the investments of the Company will depend on the design and implementation of the risk management programme. Specific risk profiles are computed based on market exposure, the assessment of risk factors and historical trends. The ability of the Company, the Investment Manager and, if applicable, the Trading Advisor(s) to successfully model the risk management programme may affect the Company's return on its investments.

Bankruptcy Laws

Bankruptcy laws in certain jurisdictions may require that, in the event of a bankruptcy of a broker, all property held by the broker, including investments specifically linked to the Company, will be returned, transferred or distributed to the broker's customers only to the extent of each customer's pro rata share of all property available for distribution to customers. If any broker retained by the Company became bankrupt, it is possible that the Company would recover none or only a portion of its investments.

Absence of Operating History

There can be no assurance that the Company will achieve the investment objectives as it has no prior operating history.

Operating Deficits

The cash required in order to meet its expenses of operating (including the monthly Management Fees, the Administration Fees, the Custodian Fees and other fees and expenses) may exceed the income on assets, thereby requiring that the difference be paid out of the capital, reducing the value of the Company and affecting potential for profitability.

Calculation of NAV

For the purpose of calculating the "NAV" of the Ordinary Shares for the relevant class, the calculation will be based on the most recent available values of the investments in which the Company is

invested. The valuation will be conducted in accordance with the terms described in this Offering Memorandum, the applicable Supplement and the Articles of Association of the Company. There may be changes in the valuation of the NAV between the Redemption Day and when payment of the relevant Redemption Price is made.

Possible Limitations on Redemptions

There is no market for the Ordinary Shares in the Company and no market is expected to develop. An investment in the Company should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment. Because of the limitation on redemption rights and the fact that Ordinary Shares are not tradeable, an investment in the Company should be considered as an illiquid investment that involves a high degree of risk. In addition, the Company may invest in investments which provide limited liquidity and, consequently, redemptions (including partial redemptions) of Ordinary Shares may be deferred if at the sole discretion of the Directors of the Company, the Company is unable to withdraw a sufficient amount of capital from the investments in a reasonable and timely manner to meet redemption requests.

Since the redemption price of a class of Ordinary Shares of the Company may be tied to the value of the assets attributable to that class, it should be noted that the price at which an investor might redeem his Ordinary Shares may be more or less than the price at which he subscribed for them depending on whether the value of the underlying assets of that class has appreciated or depreciated between the date of subscription and the date of redemption and subject also to dividends declared and paid on the relevant class of Ordinary Shares of the Company.

Absence of Secondary Market

Currently there is no public market for the Ordinary Shares and it is unlikely that any active secondary market for any of the Ordinary Shares will develop. Ordinary Shares are not being registered to permit a public offering under the securities laws of any jurisdiction. In the absence of an active secondary market, the Shareholders will be able to dispose of their Ordinary Shares only by means of redemptions on the relevant Redemption Day and subject to the restrictions specified in this Offering Memorandum, the applicable Supplement and the Articles of Association of the Company. The risk of any decline in the NAV of the underlying assets and consequently the Redemption Price of a class of Ordinary Shares being redeemed during the period from the date of notice of redemption until the Redemption Day will be borne by the Shareholder(s) requesting redemption of a class of Ordinary Shares. In addition, the Directors have the power to suspend and compel redemptions.

Past Performance Information

Market conditions and trading approaches are continually changing. The performance of any Trading Advisor or Investment Manager or its past success may largely be irrelevant to its prospects for future profitability.

Absence of Regulation

The Company is not, and will not be registered with, or regulated by, any securities or governmental authority. Accordingly, the benefits of such registrations and regulations are not, and will not be, applicable to the Company or available to its Shareholders.

Lack of Independent Representatives

Counsel, accountants and other experts have been consulted regarding the formation of the Company. Such personnel are accountable to the Company only and not to the Shareholders themselves. Each

prospective investor should consult his own legal, tax and financial advisors regarding the desirability of an investment in the Company.

Conflicts of Interests

Conflicts of interests may exist in the structure and operation of the Company's business: the Investment Manager, the Trading Advisor(s), the Administrator, the Custodian and other service providers may be involved in other investment activities, providing similar services to other funds or companies which may on occasions cause conflicts of interests with the Company. It is therefore possible that any of them may, in the due course of their business, have potential conflicts of interests with the Company. Should a conflict of interests arise in relation to the Company, the Directors will endeavour to see that it is resolved fairly.

Each service provider will at all times have regard in such event to its obligations under the Memorandum and Articles of Association of the Company and/or any agreements to which it is party or by which it is bound in relation to the Company. They will each respectively endeavour to ensure that such conflicts are resolved in a fair and equitable manner.

The Directors of the Company will endeavour to ensure that all conflicts of interest are resolved in a fair and equitable manner.

Subject to compliance with laws and regulations applicable to them, the Directors, the Investment Manager and other service providers, or any person or entity affiliated therewith, may hold a direct or indirect interest in any class of Ordinary Shares, or dispose of such interest, on not more favourable terms than shall apply to other investors in such Class.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED. THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THIS ENTIRE OFFERING MEMORANDUM AND THE APPLICABLE SUPPLEMENT INCLUDING ALL ATTACHMENTS AND ALL DOCUMENTS REFERRED THERETO AND MUST CONSULT THEIR OWN PROFESSIONAL ADVISERS, BEFORE DECIDING TO INVEST IN THE COMPANY.

TAX CONSIDERATIONS

The Ordinary Shares are not offered for sale to U.S. Persons, as defined in Rule 902(k) of Regulation S under the Securities Act. Investors should consult their professional advisors on the possible tax consequences of their subscription for, purchase, holding, sale or redemption, of any class of Ordinary Shares under the laws of their countries of citizenship, residence, ordinary residence, or domicile.

U.S. Taxation of Non-U.S. Investors

As used herein, the term "**Non-U.S. Investor**" means a beneficial owner of Ordinary Shares that is, for U.S. Federal income tax purposes:

(a) an individual who is classified as a non-resident alien;

(b) a foreign corporation; or

(c) a foreign estate or trust.

The term "Non-U.S. Investor" does not include a non-resident individual beneficial owner of Ordinary Shares who has been present in the United States for 183 days or more in a taxable year, any person who holds Ordinary Shares in connection with its trade or business within the United States (a "**U.S. trade or business**"), as determined under U.S. Federal income tax law principles, or any person who is subject to tax pursuant to the U.S Federal income tax laws applicable to certain expatriates of the United States. A person in any of these situations is advised to consult his or her own professional advisor regarding the U.S. Federal income tax consequences of the ownership, sale, exchange, redemption, or other disposition of Ordinary Shares.

General

Non-U.S. investors should be exempt from U.S. Federal income taxation with respect to gains derived from the sale, exchange, redemption, or other disposition of, or any dividends received in respect of the Ordinary Shares of the Company. Non-U.S. investors should not be deemed to be engaged in the conduct of a U.S. trade or business solely by reason of their investment in the Company.

The Company does not intend to be engaged in a U.S. trade or business or to have an office or other fixed place of business, in the United States. Thus, Shareholders should not be subject to U.S. Internal Revenue Service information reporting and backup withholding rules with respect to redemptions of, or any dividends paid in respect of, the Ordinary Shares.

Backup Withholding and Information Reporting

Non-U.S. Investors generally will not be subject to U.S. backup withholding or information reporting on proceeds from the sale, exchange, redemption, or other disposition of, and payments of dividends on the Notes. Non-U.S. Investors may, however, be required to provide certification of their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. Federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the U.S. Internal Revenue Service and furnishing any required information.

Cayman Taxation of the Company and of Non-U.S. Investors

As an exempted company, the Company obtained on 13th May, 2003 an undertaking from the Governor-in-Council of the Cayman Islands as to Tax Concessions (the "**Undertaking**"), in accordance with Section 6 of the Tax Concessions Law (1999 Revision), providing that for a period of twenty (20) years from the date of the Undertaking no law subsequently enacted in the Cayman Islands imposing any tax on profits, income, gains or appreciations shall apply to the Company or its operations and that no tax to be levied on profits, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the Shares, debentures or other obligations of the Company or by way of withholding in whole or in part of any (a) payment of dividend or other distribution of income or capital by the Company to its Shareholders or (b) payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Under current Cayman Islands law, no tax would be charged in the Cayman Islands on profits or gains of the Company. Registration fees will be payable in the Cayman Islands by the Company to the Companies Registry. An initial company registration fee and an initial segregated portfolio company registration fee in an aggregate amount of approximately USD610 have been paid by the Company to the Companies Registry. In addition he Company is also liable to pay an annual company fee, an annual segregated portfolio company fee and an annual fee in respect of each Segregated Portfolio to the Companies Registry. At current rates, the annual company fee is USD573.17, the annual segregated portfolio company fee is USD2,439 and the annual fee in respect of each Segregated Portfolio is USD366.

REGULATION

Cayman Islands Anti-Money Laundering Legislation

In order to comply with regulations aimed at the prevention of money laundering, the Company will require verification of identity from all prospective investors (unless in any case the Company is satisfied that an exemption under the Money Laundering Regulations (2003 Revision) of the Cayman Islands (the "**Regulations**") or the Guidance Notes issued pursuant thereto (the "**Guidance Notes**") applies). Depending on the circumstances of each subscription, a detailed verification might not be required where:

(a) a prospective investor makes the payment for his investment from an account held in the prospective investor's name at a recognised financial institution; or

(b) the prospective investor is regulated by a recognised regulatory authority and is based or incorporated in, or formed under the law of, a recognised jurisdiction; or

(c) the subscription is made through an intermediary which is regulated by a recognised regulatory authority and is based or incorporated in, or formed under the law of, a recognised jurisdiction.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations and Guidance Notes by reference to those jurisdictions recognised by the Cayman Islands as having sufficient anti-money laundering regulations.

The Company reserves the right to request such information as is necessary to verify the identity of a prospective investor. In the event of delay or failure by the prospective investor to produce any information required for verification purposes, the Company may refuse to accept the application and, if so, any funds received will be returned without interest to the account from which the monies were originally debited.

If any person who is resident in the Cayman Islands (including the Administrator and the Custodian) has a suspicion obtained in the course of business that any other person is engaged in money laundering that person is required to report such suspicion pursuant to the Proceeds of Criminal Conduct Law (2001 Revision) of the Cayman Islands and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Luxembourg Anti-Money Laundering Legislation

In order for the Administrator to comply with the Luxembourg regulations aimed at the prevention of money laundering, all natural persons must attach to the duly signed subscription form, a copy of the subscriber's passport which has been legally certified by an embassy, consulate, notary's office or police commissioner, as well as a justification of the provenance of the money; in the case of legal entities, a copy of the Articles of Incorporation, a copy of the entry in the register of companies, the list of the authorised signatures of the legal entity certified by its Board of Directors, the list of the beneficial owners (if any) as well as the last annual report must be attached to the duly signed subscription form.

This applies in the following instances:

(a) direct subscriptions with the Company;

(b) subscriptions through a provider of financial services who is resident in a country in which there is no identification obligation which fulfils the Luxembourg specifications intended to combat the use of the financial system for money laundering purposes;

(c) subscriptions through a subsidiary or branch office of a parent company which is subject to an identification obligation which fulfils the provisions of Luxembourg law, if the law which applies to the parent company does not require it to ensure that its subsidiaries and branch offices also comply with the legal stipulations.

In addition, the Company is obliged to identify the provenance of money from financial institutions that are not subject to an identification obligation which fulfils the provisions of Luxembourg law. Subscriptions may be temporarily blocked until the provenance of the moneys has been identified.

In general it shall be assumed that providers of financial services who are resident in a country which has accepted the conclusions of the Financial Action Task Force on Money Laundering report are subject to an identification obligation which fulfils the provisions of Luxembourg law.

This summary gives only very general indications in respect of Luxembourg money laundering requirements and does consequently not address all money laundering considerations under Luxembourg law. Luxembourg money laundering procedures are governed by article 38 et seq. of the Luxembourg act dated 5th April, 1993 concerning the financial sector, as amended, the IML circular 94/112 concerning the fight against money laundering and the prevention of the use of the financial sector to money laundering purposes as supplemented by several other circulars issued by the Luxembourg regulator, the Commission de Surveillance du Secteur Financier (the "CSSF"), including in particular the Circulars CSSF 00/16, CSSF 00/21, CSSF 01/40 and CSSF 01/46. Prospective investors of the Shares should consult their own legal advisers for detailed information as to the procedures requested under Luxembourg anti-money laundering legislation.

SALES RESTRICTIONS

General

The circulation or distribution of this Offering Memorandum and any Supplement may be restricted by law in certain jurisdictions. Persons into whose possession this Offering Memorandum and/or any Supplement may come are required to inform themselves of, and observe any such restrictions.

United States

The Ordinary Shares have not been and will not be registered under the Securities Act or with the securities regulatory authorities of any state in the United States of America, and this Offering Memorandum has not been filed with the United States Commodity Futures Trading Commission ("CFTC") as a commodity pool disclosure document. Accordingly, the Ordinary Shares may not be offered, sold or delivered directly or indirectly in the United States, or to or for the account or benefit of a resident of the United States of America, any partnership or corporation organised or incorporated under the laws of the United States, certain estates and trusts as defined in Rule 902(k) of Regulation S of the Securities Act, and any person, corporation, partnership or other entity or account otherwise defined as a U.S. Person in Rule 902(k) of Regulation S under the Securities Act (a "**U.S. Person**").

Cayman Islands

An exempted company which is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Islands to subscribe to any of its Ordinary Shares.

United Kingdom

The Company is an unregulated collective investment scheme for the purposes of the UK Financial Services Act and Markets Act 2000 ("**FSMA**") and may be lawfully promoted only within the restrictions laid down under FSMA. Accordingly this Offering Memorandum and the Supplements are intended for issue only to potential investors identified by the Company and must not be passed to any third party.

Investors are advised that all or most of the protections provided by the UK regulatory system will not apply to the Company, and that they will not benefit from the UK Financial Services Compensation Scheme.

GENERAL INFORMATION

Company's Incorporation

The Company was incorporated in the Cayman Islands on 29th April, 2003 under The Companies Law (Revised) of the Cayman Islands with registration No. CR-125318. As at the date of this Offering Memorandum, the authorised share capital of the Company was (a) USD 50,250 divided into 250 Management Shares, each having a par value of USD 1.00 per Share and 5,000,000,000 Ordinary Shares, each having a par value of USD 0.00001 per Share, (b) EUR 50,000 divided into 5,000,000,000 Ordinary Shares, each having a par value EUR 0.00001 per Share and (c) JPY 5,000,000 divided into 5,000,000,000 Ordinary Shares, each having a par value of JPY 0.001 per share. The Company may by shareholders' resolutions increase its authorised share capital or cancel authorised but unissued shares in its share capital.

Company's Constitution

The Memorandum and Articles of Association of the Company comprise its constitution.

The Memorandum and Articles of Association of Company provides for various objects of the Company including the carrying on of the business described in this Offering Memorandum.

Ordinary Shares of the Company will be issued in different classes. Each class of Ordinary Shares relate to one Segregated Portfolio. Under Cayman Islands law, assets held in one Segregated Portfolio will not be available to the creditors of the other Segregated Portfolios.

Other General Information

(a) Other than as disclosed in this Offering Memorandum and any Supplement, no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any Ordinary Shares. No person has, or is entitled to be given, an option to subscribe for any share or loan capital of the Company.

(b) No Director has any direct interest in the Ordinary Shares of the Company. Scott Somerville, Guy Major and Dwight Dubé are Directors of the Company. There are no existing or proposed service contracts between any of the Directors and the Company.

(c) The following contracts (not being contracts in the ordinary course of business) have been entered into by the Company and are, or may be, material:

    (i) the Investment Management Agreement; and

    (ii) the Custodian and Central Administration Agreement.

    To the extent the Company has entered into other contracts in relation to the issuance of any class of Ordinary Shares and such contracts are, or may be, material, such contracts will be specified in the relevant Supplement and will be available for inspection as specified in such Supplement.

(d) The Company is not engaged in any litigation or arbitration proceedings and is not aware of any litigation or claim pending or threatened by or against it.

(e) Copies of the following documents will be available for inspection at any time during normal business hours on any day (excluding Saturdays, Sundays and public holidays) free of charge at the registered office of the Company in The Cayman Islands:

(i) the Memorandum and Articles of Association of the Company;

(ii) the material contracts referred to in sub-paragraph (c) above; and

(iii) The Companies Law (Revised) of the Cayman Islands.

ICM:3170317.1

Draft: 21.12.06

AMENDED AND RESTATED
SUPPLEMENTAL OFFERING MEMORANDUM

DATED 16TH JULY, 2004

ROBECO MULTI MARKET SPC

SEGREGATED PORTFOLIO D

CLASS D ORDINARY SHARES

THIS AMENDED AND RESTATED SUPPLEMENTAL OFFERING MEMORANDUM IS ATTACHED HERE FOR INFORMATION ONLY, AND THE ATTACHMENT OF THIS AMENDED AND RESTATED SUPPLEMENTAL OFFERING MEMORANDUM IN THIS ANNEX IV DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION BY, OR ON BEHALF OF RABOBANK STRUCTURED PRODUCTS OR ROBECO MULTI MARKET SPC TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SHARES OF ROBECO MULTI MARKET SPC.

(Further amended and restated only to reflect (i) the amendments made to the Trading Advisory Agreement, the Risk Management Agreement, a schedule to the Investment Management Agreement and a supplement to the Custodian and Central Administration Agreement on 29th July, 2005 and effective as of 1st August, 2005 and a further amendment and restatement of the Custodian and Central Administration Agreement and the supplement thereto dated 7th April, 2006, (ii) the amendments made to the Trading Advisory Agreement dated 25th November, 2005 (iii) the removal of CIS and the appointment of a new Clearing Broker, (iv) the reduction of the monthly Risk Management Fee and (v) the amendments made to the Trading Advisory Agreement, the Risk Management Agreement and a schedule to the Investment Management Agreement on 22nd December, 2006)

GENERAL INFORMATION

This amended and restated supplemental offering memorandum (the "**Supplement**") supersedes the supplemental offering memorandum dated 12th December, 2003 in respect of the Class D Ordinary Shares of the Company..

This Supplement relates to the offering of 1,000,000,000 ordinary shares, each having a par value of EUR 0.00001 per Share (the "**Class D Ordinary Shares**") in respect of Segregated Portfolio D (as defined below) in Robeco Multi Market SPC (the "**Company**"), an exempted segregated portfolio company incorporated with limited liability in the Cayman Islands on 29th April, 2003. As at the date of this Supplement, 2,147,738 of the Class D Ordinary Shares have been issued and subscribed for.

This Supplement is supplemental to and should be read in conjunction with the Amended and Restated Offering Memorandum of the Company dated 16th July, 2004 (the "**Offering Memorandum**"). The purpose of this Supplement is to notify investors and potential investors of the matters stated herein. The issue of this Supplement is not to be construed as a representation that the information contained in the Offering Memorandum is accurate as of any date subsequent to the date stated on the front cover thereof. Words and phrases used herein but not defined herein shall bear the same meaning as those used in the Offering Memorandum.

The Class D Ordinary Shares will be sold only on the basis of the information and representations contained in the Offering Memorandum as supplemented hereby, and no other information or representation has been authorised. Any purchase made on the basis of statements or representations not contained in the Offering Memorandum as supplemented by this Supplement or inconsistent therewith shall be solely at the risk of the purchaser. Delivery of the Offering Memorandum or this Supplement does not constitute a representation that the information contained herein is accurate on any date subsequent to the date hereof. The Offering Memorandum and this Supplement may not be used as an offer or a solicitation in any jurisdiction or in any circumstance in which such offer or solicitation is not authorised.

The securities offered hereby have not been registered under the United States Securities Act of 1933 as amended (the "**Securities Act**") or with any other securities regulatory authority of any state, country or jurisdiction. The Class D Ordinary Shares are not being offered and may not be sold or delivered in the United States of America or its territories or possessions or to its nationals, residents or U.S. Persons (as defined in Regulation S under the Securities Act) in general.

The Class D Ordinary Shares have not been and will not be listed in the United Kingdom under Part VI of the Financial Services and Markets Act 2000 ("**FSMA**") and investors will not benefit from the protections under the FSMA or the UK Financial Services Compensation Scheme.

This Supplement shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the Class D Ordinary Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Class D Ordinary Shares may not be offered, directly or indirectly, to the public in the Cayman Islands.

Prospective investors are not to construe the contents of the Offering Memorandum as supplemented hereby as legal, investment, tax or other advice. Persons interested in purchasing the Class D Ordinary Shares should inform themselves as to the tax consequences, foreign exchange control regulations and other legal or regulatory requirements in their own countries which may be applicable to the purchase, holding, exchange or sale of such Shares.

Each prospective investor must rely upon his or her own representatives, including his or her own legal counsel and accountants, as to legal, regulatory, economic, tax and related aspects of the investment described herein and as to its suitability for such investor.

Except as provided below, to the best of the knowledge and belief of the Directors of the Company, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

None of the Investment Manager, the Trading Advisor(s), the Administrator, the Custodian, the Independent Risk Manager, the Clearing Broker or any of their respective affiliates has separately verified the information contained in this document except, in the case of the Trading Advisor, for the description of the Trading Advisor under the section "Trading Advisors and Accounts", in the case of the Independent Risk Manager, for the description of the Independent Risk Manager under the section "The Independent Risk Manager" and in the case of the Clearing Broker, for the description of the Clearing Broker under the section "The Clearing Broker". Accordingly, no representation, warranty or undertaking, expressed or implied, is made, and no responsibility or liability is accepted by the Investment Manager, the Trading Advisor(s), the Administrator, the Custodian, the Independent Risk Manager or the Clearing Broker as to the accuracy or completeness of the information contained in this document, except, in the case of the Trading Advisor, for the description of the Trading Advisor under the section "Trading Advisors and Accounts", in the case of the Independent Risk Manager, for the description of the Independent Risk Manager under the section "The Independent Risk Manager" and in the case of the Clearing Broker, for the description of the Clearing Broker under the section "The Clearing Broker".

This Supplemental Offering Memorandum is dated 16th July, 2004.

TABLE OF CONTENTS

Schedule

ROBECO MULTI MARKET SPC

CLASS D ORDINARY SHARES

The Company is offering through this Supplement, 1,000,000,000 Class D Ordinary Shares, each having a par value of EUR 0.00001 per Share. As at the date of this Supplement, 2,147,738 Class D Ordinary Shares have been issued and subscribed for.

The specific terms of the Class D Ordinary Shares are set out below, and they shall complete, modify and amend the provisions set out in the Offering Memorandum.

GENERAL

(a)	Currency:	The Class D Ordinary Shares will be issued in EUR.
(b)	Initial Subscription Day:	Any Business Day falling not less than one Business Day prior to the Initial Share Issue Date. The Initial Share Issue Date is the initial issue date of the Class D Ordinary Shares and has occurred on 16th December, 2003. 1,687,895 Class D Ordinary Shares were issued and subscribed for on the Initial Share Issue Date. Additional Class D Ordinary Shares may be issued and subscribed for after the Initial Share Issue Date in accordance with the Memorandum and Articles of Association of the Company and the provisions set out in this Supplement.
(c)	Initial Subscription Price:	The Initial Subscription Price was EUR 25 per Share.
(d)	Initial Minimum Investment Amount:	The Initial Minimum Investment Amount will be EUR 100,000.
(e)	Initial Offering Period:	Not Applicable.
(f)	Use of Issue Proceeds:	The subscription proceeds of the Class D Ordinary Shares will initially be deposited into Custody Account D (as defined below).
(g)	Segregated Portfolio:	The Company keeps a Segregated Portfolio in respect of the Class D Ordinary Shares (the "**Segregated Portfolio D**"). The assets and liabilities attributable to Segregated Portfolio D shall be segregated from all other assets and liabilities attributable to all other classes of Ordinary Shares and the assets, liabilities, income and expenditure attributable or allocable to the Class D Ordinary Shares shall be applied only to Segregated Portfolio D.
(h)	Shareholder:	The Class D Ordinary Shares shall only be held by one Shareholder.

TRADING ADVISORS AND ACCOUNTS

Trading Advisors

The Company and the Investment Manager have entered into a trading advisory agreement dated 12th December, 2003 with Transtrend B.V. (the "**Trading Advisor**") as amended by an amendment agreement dated 1st April, 2004, further amended and restated on 1st August, 2005 by a supplemental agreement dated 29th July 2005 and further supplemented by an amendment agreement dated 25th November, 2005 (as each may be amended from time to time and together, the "**Trading Advisory Agreement**") pursuant to which the Investment Manager, acting on behalf of the Company and with the approval of the Company, and the Company have engaged the services of the Trading Advisor to select the Financial Instruments to be purchased and sold by the Company for the account of Segregated Portfolio D and to advise on the management of Trading Account D (as defined below) and the Class D Additional Trading Accounts (as defined below) (if any), all in accordance with, and subject to, the provisions thereof.

The Trading Advisor is a limited liability company organised under the laws of the Netherlands. The Trading Advisor is a commodity trading advisor of global futures, forwards and options products and specialises in the design and management of consistent systematic trading strategies.

Pursuant to the Trading Advisory Agreement, the Trading Advisor will use the "Diversified Trend Program, Enhanced Risk EUR" trading programme to administer the selection of the relevant Financial Instruments to be purchased and sold by the Company for the account of Segregated Portfolio D. In addition, the Trading Advisor will also procure the purchase and sale of the relevant Financial Instruments on behalf of the Company for the account of Segregated Portfolio D.

Transtrend B.V. is expected to be the sole Trading Advisor of Segregated Portfolio D. However, the Investment Manager (acting on behalf of the Company) may, under certain circumstances and subject to the approval of the Company (a) terminate the appointment of Transtrend as Trading Advisor and (b) appoint additional Trading Advisor(s) from time to time (although it is not obligated to do so).

The aggregate cost of the appointment of the Trading Advisor will be paid by the Investment Manager, on behalf of the Company. Such cost shall be payable from the Management Fees and the Performance Fees to be received by the Investment Manager from the Company.

Accounts

The Company has opened a custody account ("**Custody Account D**") with the Custodian pursuant to the Custodian and Central Administration Agreement as amended and restated on 7th April, 2006 and as may be further amended and restated from time to time. On 12th December, 2003, the Company, the Custodian and the Administrator entered into a supplement to the Custodian and Central Administration Agreement (such schedule being amended and restated on 1st August, 2005 by a supplemental agreement dated 29th July, 2005 and further amended and restated on 7th April, 2006) in respect of the additional services to be provided by the Custodian and the Administrator to the Company in respect of Segregated Portfolio D. References to the Custodian and Central Administration Agreement in this Supplement shall be deemed to include such supplement to the Custodian and Central Administration Agreement, as amended and restated.

On the issuance and subscription of the Class D Ordinary Shares, the subscription proceeds thereof will be deposited into Custody Account D.

The Company may open one or more additional deposit accounts (each, a "**Deposit Account D**") with other banks (each, a "**Deposit Bank**") and deposit some or all of its assets with such Deposit Bank(s) which will provide custody services to the assets of the Company, including safekeeping such assets and receiving for the account of the Company any payments on its assets. The Company may freely transfer its assets between Custody Account D and any of the Deposit Accounts D and shall direct the Custodian in this respect. As an alternative to leaving cash assets on deposit with Custody Account D and/or a Deposit Account D, the Company, on the advice of the Investment Manager, may invest a part of or all of its cash assets in money-market and other Financial Instruments, as described in the Offering Memorandum.

In addition, the Company may, from time to time, open and close margin trading accounts in respect of Segregated Portfolio D with one or more clearing brokers in respect of Segregated Portfolio D (each, a "**Clearing Broker**").

The Company has closed the margin trading account in respect of Segregated Portfolio D originally opened with Cargill Investor Services Limited ("**CIS**") as Clearing Broker pursuant to trading account opening forms and agreements dated 12th December, 2003 made between the Company and CIS.

The Company may, from time to time, open additional margin trading accounts in respect of Segregated Portfolio D (each, a "**Class D Additional Trading Account**") with additional Clearing Brokers by entering into additional trading account opening forms and agreements (each, an "**Additional Trading Account Opening Agreement**") in respect of each Class D Additional Trading Account.

The Company has opened new Class D Additional Trading Accounts with Calyon Financial SNC, a French *société en nom collectif*, ("**CF**") pursuant to a Customer Agreement dated 13th October, 2005 and an ISDA Master Agreement and Schedule and Credit Support Annex dated 25th November, 2005, each made between the Company and CF (the "**CF Trading Account Opening Agreements**"). All of the Class D Additional Trading Accounts opened by the Company with CF shall be hereinafter referred to as the "**CF Trading Accounts D**".

In respect of its trading activities, the Company will purchase and sell Financial Instruments relating to Segregated Portfolio D through the CF Trading Accounts D and/or the Class D Additional Trading Accounts (if any).

INVESTMENT GUIDELINES

Trading Account and Trading Level

The trading activities of the Company in respect of Class D Ordinary Shares issued by the Company will be conducted through CF Trading Accounts D and the Class D Additional Trading Accounts (if any), subject to the provisions of the CF Trading Account Opening Agreement, the Additional Trading Account Opening Agreements (if any), the investment objective of the Company set out in the Offering Memorandum, the investment guidelines set out in this Supplement and to the provisions set out in the Investment Management Agreement and the Trading Advisory Agreement. The subscription proceeds of the Class D Ordinary Shares issued by the Company will be deposited into Custody Account D and from time to time, the Trading Advisor(s), acting on behalf of the Company, may transfer cash between Custody Account D, any Deposit Account D and any CF Trading Account D and the Class D Additional Trading Accounts (if any), in such amount(s) determined by the Trading Advisor(s) to be sufficient for the Company to carry out its trading activities through the CF Trading Accounts D and the Class D Additional Trading Accounts (if any) effectively, in consideration of the then prevailing Trading Level (as defined below). To the extent any cash assets are not being applied by the Company to carry out its trading activities through the CF Trading Accounts D and the Class D Additional Trading Accounts, as an alternative to leaving cash assets on deposit with Custody Account

D and/or a Deposit Account D, the Company, on the advice of the Investment Manager, may invest some or all of its cash assets in money-market and other Financial Instruments, as described in the Offering Memorandum.

Investment Restrictions

The following investment restrictions shall apply to the Company's investments for the account of Segregated Portfolio D:

(a) In carrying out the investment activities of the Company, the Trading Advisor(s), acting on behalf of the Company (or in the absence of a Trading Advisor, the Investment Manager, acting on behalf of the Company), will seek to meet the Trading Level of the Company. "**Trading Level**" means such targeted trading level of the Company which is relative to, *inter alia*, the investment exposure of the Company, as adjusted from time to time in accordance with the Trading Level Schedule set out in the Schedule. On the Initial Share Issue Date, the Trading Level was about three times the amount held by the Company in Segregated Portfolio D on that day.

(b) The Trading Level Schedule may from time to time be amended by (i) the Company or (ii) subject to the approval of the Company, the Investment Manager.

THE INVESTMENT MANAGER

On 12th December, 2003 the Company and the Investment Manager entered into a supplement to the Investment Management Agreement (such supplement being amended and restated on 1st August, 2005 by a supplemental agreement dated 29th July, 2005) in respect of the services to be provided by the Investment Manager to the Company in respect of Segregated Portfolio D. References to the Investment Management Agreement in this Supplement shall be deemed to include such supplement to the Investment Management Agreement, as amended and restated.

THE ADMINISTRATOR

In addition to the services to be provided by the Administrator as described in the Offering Memorandum, the Administrator shall prepare the administration reports on Segregated Portfolio D as further described below. See "Reports", page 15.

THE CUSTODIAN

The Custodian will hold the assets of Segregated Portfolio D, other than those held for the account of any CF Trading Account D and the Class D Additional Trading Accounts (if any), in Custody Account D. Custody Account D will be held by the Company with the Custodian subject to, and in accordance with the Custodian and Central Administration Agreement as amended on 7th April, 2006 and as further amended and restated from time to time. The Company may direct the Custodian to transfer part or all of its assets to into a Deposit Account D and/or, on the advice of the Investment Manager, to the extent any cash assets are not being applied by the Company to carry out its trading activities through the CF Trading Accounts D and the Class D Additional Trading Accounts, to invest some or all of its cash assets in money-market or other Financial Instruments (as described in the Offering Memorandum).

THE INDEPENDENT RISK MANAGER

The Company has entered into a risk management agreement dated 12th December, 2003 with RPM Risk & Portfolio Management AB (the "**Independent Risk Manager**"), as amended by an amendment agreement dated 1st April, 2004 and as further amended and restated on 1st August, 2005 by a supplemental agreement dated 29th July 2005 (as each may be amended from time to time and together, the "**Risk Management Agreement**") pursuant to which the Independent Risk Manager will provide risk management services to the Company in respect of Segregated Portfolio D.

RPM Risk & Portfolio Management AB is a company incorporated under the laws of Sweden. The Independent Risk Manager specialises in trading management, risk management and risk monitoring for derivatives asset management products.

Pursuant to the Risk Management Agreement, the Independent Risk Manager will, *inter alia*, design and implement a risk management programme for the Company, provide daily risk management reports (each, a "**Daily Risk Management Report**") on Segregated Portfolio D and provide other services as stated in the Trading Level Schedule. As compensation for the performance of its obligations as Independent Risk Manager under the Risk Management Agreement, the Independent Risk Manager shall receive Risk Management Fees (as defined below) from the Company. See "Fees & Expenses", page 10.

The Independent Risk Manager is only responsible for its own calculations and the duties attributed to it in the Independent Risk Management Agreement. The Independent Risk Manager shall not be liable for any loss or damages resulting from the performance or non-performance of its duties and

obligations under the Independent Risk Management Agreement, except in respect of matters arising from its gross negligence, wilful misconduct, fraud or dishonesty.

THE CLEARING BROKER

The Company has appointed CF as Clearing Broker by entering into the CF Trading Account Opening Agreements. CF is a global brokerage firm providing institutional clients with access to financial and commodity markets, offering trade execution and global clearing services on all futures and options markets worldwide. Calyon Corporate & Investment Bank ("**Calyon**"), the parent company of CF, is the Crédit Agricole's Group's corporate and investment bank and is a global wholesale bank with a broad presence in more than 60 countries around the world. Calyon was created in May 2004 as a result of the merger between Crédit Agricole Indosuez and Crédit Lyonnais' Corporate and Investment Banking Division. Calyon owns a controlling partnership interest in CF. CF is regulated by the Commission Bancaire and Autorité des Marchés Financiers and the FSA and is subject to FSA Rules in relation to designated investment business conducted by it in the United Kingdom.

Pursuant to the CF Trading Account Opening Agreements, CF will provide certain trade execution, clearing, position monitoring and administrative services to the Company with respect to Segregated Portfolio D in accordance with the terms thereof. In addition, the CF Trading Accounts D will also be held subject to the provisions of the CF Trading Account Opening Agreements. CF will provide all information on the positions of the Company in the CF Trading Accounts D to the Trading Advisor(s), the Independent Risk Manager and the Administrator on a daily basis.

CF shall receive transaction commissions from the Company in respect of each transaction entered into through Trading Account D. See "Fees & Expenses", page 10.

Additional Clearing Brokers may be appointed by the Company from time to time by the Company entering into an Additional Trading Account Opening Agreement in respect of each Class D Additional Trading Account opened by the Company with each such Clearing Broker. Additional Clearing Brokers may be appointed in addition to or to substitute CF.

FEES & EXPENSES

The following fees and expenses will be borne by the Company:

Investment Manager

Subject to the provisions set out below, a monthly Management Fee shall be payable to the Investment Manager in arrears on the last Business Day of each calendar month (each, a "Fee Payment Date"), up to a redemption of all the Class D Ordinary Shares. The monthly Management Fee payable to the Investment Manager in respect of Segregated Portfolio D shall be an amount equivalent to the quotient of (1) the product of (i) 2%, (ii) the average Trading Level during the period from and including the previous Fee Payment Date, or in respect of the first Management Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (iii) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Management Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (2) 360.

In addition to the Management Fee, if, as at the last Business Day of any calendar half year period (each a, "Performance Fee Payment Date"), there are Net New Trading Profits (as defined below) in Segregated Portfolio D arising during the period from but excluding the previous Performance Fee Payment Date to and including such Performance Fee Payment Date (each, a "Performance Fee Payment Period"), the Company will also pay to the Investment Manager a Performance Fee, which shall be an amount equivalent to 20 per cent. of the Net New Trading Profits, if any, and which shall be payable in arrears on the relevant Performance Fee Payment Date up to a redemption of all the Class D Ordinary Shares.

"Net New Trading Profits" means, as at any Business Date, (a) the total Preliminary Value of Segregated Portfolio D as at the relevant Business Date, minus (b) the aggregate Official NAV of all the Class D Ordinary Shares as at the previous Performance Fee Payment Date , minus (c) the Carryforward Loss (if any) subject to a minimum of zero.

Provided that if there are any subscriptions for Class D Ordinary Shares, for the calculation of the Performance Fee, the subscription amounts will be added to the relevant total value of the previous Performance Fee Payment Date as well.

In the situation that there are any redemptions for Class D Ordinary Shares and the Net New Trading Profits is a positive number, for the calculation of the Performance Fee, the redemption amounts will be deducted from the relevant total value of the previous Performance Fee Payment Date as well.

In the situation that there are any redemptions for Class D Ordinary Shares and the Net New Trading Profits is a negative number, for the calculation of the Performance Fee, the relevant total value of the previous Performance Fee Payment Date and the relevant Carryforward Loss shall be proportionately adjusted.

If on a Performance Fee Payment Date (a) minus (b) minus (c) in the definition of Net New Trading Profits is a negative number (notwithstanding the floor of zero expressed in such definition), the absolute value of such amount shall be the **"Carryforward Loss"** for the next Performance Fee Payment Date.

The aggregate Official NAV of all the Class D Ordinary Shares, plus all accrued fees for the relevant period (except transaction commissions paid to the Clearing Broker), minus the interest accrued in the relevant period is the "Preliminary Value" of Segregated Portfolio D.

In the event that the Investment Management Agreement is terminated on any date which is not a Performance Fee Payment Date, the Performance Fee shall be calculated as if the effective date of termination were a Performance Fee Payment Date.

Performance Fee is payable only if Net New Trading Profits are achieved by Segregated Portfolio D in the relevant Performance Fee Payment Period. If Segregated Portfolio D incurs a loss after a Performance Fee is paid, the Investment Manager will be entitled to retain all Performance Fees previously paid by Segregated Portfolio D but will not receive any further Performance Fee on any future Performance Fee Payment Dates until Segregated Portfolio D has recovered such loss and until, on any Performance Fee Payment Date, there are Net New Trading Profits in respect of the Performance Fee Payment Period ending on such Performance Fee Payment Date.

The Management Fees and the Performance Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio D.

Administrator

A monthly Administration Fee shall be payable to the Administrator in arrears on each Fee Payment Date up to a redemption of all the Class D Ordinary Shares.

The monthly Administration Fee payable to the Administrator in respect of Segregated Portfolio D shall be an amount equivalent to the quotient of (1) the product of (i) 0.07% (which will be reduced as the assets in Segregated Portfolio D increase as described in the Custodian and Central Administration Agreement), (ii) the average total net assets of Segregated Portfolio D during the period from and including the previous Fee Payment Date, or in respect of the first Administration Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (iii) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Administration Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (2) 360.

In addition, additional agency and processing fees in the amounts set out in the Custodian and Central Administration Agreement are payable to the Administrator monthly (the "**Additional Administration Fees**"). Depending on the size of Segregated Portfolio D, the relative size of the Segregated Portfolio of the Company in respect of its Class D Ordinary Shares and the level of activity in Segregated Portfolio D the Additional Administration Fees may be greater than the Administration Fee as disclose above.

The Administration Fees and the Additional Administration Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio D.

Custodian

A monthly Custodian Fee shall be payable to the Custodian in arrears on each Fee Payment Date up to a redemption of all the Class D Ordinary Shares.

The monthly Custodian Fee payable to the Custodian in respect of Segregated Portfolio D shall be an amount equivalent to the quotient of (1) the product of (i) 0.02%, (ii) the average total net assets of Segregated Portfolio D during the period from and including the previous Fee Payment Date, or in respect of the first Custodian Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (iii) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Custodian Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date, and (2) 360.

In addition, additional transaction charges in the amounts set out in the Custodian and Central Administration Agreement are payable to the Custodian (the "**Additional Custodian Fees**").

The Custodian Fees and the Additional Custodian Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio D.

Operating Expenses

The Company will pay all on-going organisational costs and expenses of the Company and the costs and expenses relating to its operation and administration, including legal expenses, annual corporate registration expenses, the cost of printing and distributing reports and notices to the Shareholder in relation to the issuance of the Class D Ordinary Shares. All such expenses will be allocated to Segregated Portfolio D.

Offering Expenses

The Company will pay all organisational and initial offering expenses of Class D Ordinary Shares. These expenses will be settled out of the initial proceeds of the offering of the Class D Ordinary Shares. For the purposes of determining the NAV of each Class D Ordinary Share, these expenses may be amortised over a period of five years.

Independent Risk Manager

In connection with the provision of risk management services under the Risk Management Agreement, the Company will pay to the Independent Risk Manager a monthly fee (the "**Risk Management Fee**") in an amount equivalent to the quotient of (a) the product of (1) 0.15%, (2) the average Trading Level during the period from and including the previous Fee Payment Date (or, in respect of the first Risk Management Fee to be paid, the Initial Share Issue Date) to but excluding the relevant Fee Payment Date and (3) the actual number of days from and including the previous Fee Payment Date, or in respect of the first Risk Management Fee to be paid, the Initial Share Issue Date, to but excluding the relevant Fee Payment Date and (b) 360.

Each such Risk Management Fee shall be payable in arrears on each Fee Payment Date up to a redemption of all the Class D Ordinary Shares.

The Risk Management Fees shall be paid from the assets and/or accounts recorded against Segregated Portfolio D.

Clearing Broker

Pursuant to the CF Trading Account Opening Agreements, the Company will pay to CF transaction commissions in respect of each transaction entered into through a CF Trading Account D.

Such transaction commissions shall be paid from the relevant CF Trading Account D on the execution of each relevant transaction.

Additional transaction commissions may be payable in respect of transactions entered into through the Class D Additional Trading Accounts held with other Clearing Brokers (if any).

PURCHASE, TRANSFER, REDEMPTION AND VALUATION OF SHARES

Subsequent Offerings

A "**Subscription Day**" means any Business Day, falling after the Initial Share Issue Date.

The Subscription Price payable in respect of each Class D Ordinary Share subscribed for after the Initial Share Issue Date shall be the official NAV of a Class D Ordinary Share (the "**Official NAV**") as determined by the Administrator by reference to Segregated Portfolio D as at close of business on the relevant Subscription Day. Investors of the Class D Ordinary Shares may also be required to pay any taxes or charges payable by the Company with respect to the issue of such Shares.

Subscription forms in respect of the subscription of the Class D Ordinary Shares on any Subscription Day must be received and accepted not less than one Business Day prior to the relevant Subscription Day (the "**Subscription Cut-off Time**") and investors will be required to indicate on the subscription forms the Euro amount (the "**Investment Amount**") they wish to invest in the Class D Ordinary Shares or the number of Class D Ordinary Shares they wish to subscribe for on the relevant Subscription Day. No certificates representing the Class D Ordinary Shares will be issued to investors, although they may request written confirmation of their subscription.

No later than 10:00 a.m. Central European Time on the Subscription Day, the Administrator will send a confirmation for any subscription to the Shareholder. No later than 10:00 a.m. Central European Time on the Subscription Day, the Administrator will further send a confirmation of the amount of such Subscription to the Investment Manager, the Independent Risk Manager and any other party as requested by the Investment Manager. For the avoidance of doubt, the confirmation sent by the Administrator shall to the Investment Manager, the Independent Risk Manager and any other party as requested by the Investment Manager shall only disclose to the Investment Manager, the Independent Risk Manager and any other party requested by the Investment Manager the amount the relevant Subscription but shall not disclose the identity of the relevant Shareholder, in accordance with the applicable regulations of the Grand Duchy of Luxembourg.

The Administrator will further provide to the Investment Manager, the Independent Risk Manager and any other party requested by the Investment Manager with a balance of the outstanding total amount of valid subscription forms received by the Administrator.

The Administrator shall determine the relevant Subscription Price on the Business Day immediately following the relevant Subscription Day and shall on the same day, notify the proposed investor of the relevant Subscription Price and the number of Class D Ordinary Shares it has subscribed for (if necessary, rounded down to the nearest number of Shares).

The Subscription Price in respect of all Class D Ordinary Shares subscribed for shall be payable in full on the first Business Day following notification of the Subscription Price.

Redemptions

A "**Redemption Day**" means any Business Day, falling after the Initial Share Issue Date.

The Redemption Price payable in respect of each Class D Ordinary Share redeemed shall be the Official NAV of a Class D Ordinary Share as at close of business on the relevant Redemption Day.

No redemption fees currently apply in respect of the Class D Ordinary Shares. Redemption forms in respect of the redemption of the Class D Ordinary Shares on any Redemption Day must be received and accepted not less than one Business Day prior to the relevant Redemption Day (the "**Redemption**

Cut-off Time") and investors will be required to indicate on the redemption forms the Euro amount (the "**Redemption Amount**") they wish to redeem in respect of the Class D Ordinary Shares or the number of Class D Ordinary Shares they wish to redeem on the relevant Redemption Day. Investors may request written confirmation of their redemption.

No later than 10:00 a.m. Central European Time on the Redemption Day, the Administrator will send a confirmation for any redemption to the Shareholder. No later than 10:00 a.m. Central European Time on the Redemption Day, the Administrator will also send a confirmation of the amount of such Redemption to the Investment Manager, the Independent Risk Manager and any other party requested by the Investment Manager. For the avoidance of doubt, the confirmation sent by the Administrator to the Investment Manager, the Independent Risk Manager and any other party requested by the Investment Manager shall only disclose the amount of the relevant Redemption and shall not disclose the identity of the relevant Shareholder, in accordance with the applicable regulations of the Grand Duchy of Luxembourg.

The Administrator will further provide to the Investment Manager, the Independent Risk Manager and any other party requested by the Investment Manager with a balance of the outstanding total amount of valid redemption forms received by the Administrator.

The Administrator shall determine the relevant Redemption Price on the Business Day immediately following the relevant Redemption Day and shall on the same day, notify the relevant investor of the Redemption Price and the number of Class D Ordinary Shares to be redeemed (rounded up, if necessary, to the nearest number of Shares). The Redemption Price is expected to be paid on the first Business Day following its determination thereof.

Determination of NAV

The Independent Risk Manager, acting on behalf of the Company, will determine the indicative NAV (the "**Indicative NAV**") of each Class D Ordinary Share as at close of business of each Business Day on the immediately following Business Day.

The Administrator, acting on behalf of the Company, will determine the Official NAV as at close of business of each Business Day on the immediately following Business Day.

In the determination of the Official NAV with respect to the portion of Segregated Portfolio D attributable to Trading Account D and the Class D Additional Trading Accounts (if any), the Administrator will make such determination in accordance with the information on Trading Account D and the Class D Additional Trading Accounts (if any) as provided by CIS and the other Clearing Brokers (if any). The Administrator shall notify the Company, the Investment Manager and the Trading Advisor(s) of its determination of each Official NAV no later than the Business Day immediately following the date on which such determination is required to be made.

Both the Indicative NAV and the Official NAV have to be determined as investors should be aware that the Indicative NAV is calculated solely for the purposes of determining whether adjustments should be made to the Trading Level. Any subscription or redemption of the Class D Ordinary Shares will be based solely on the Official NAV of the Class D Ordinary Shares as determined by the Administrator and no account shall be taken of any Indicative NAV for this purpose.

DIVIDENDS

The Company will declare and pay dividends on the Class D Ordinary Shares in accordance with the directions of the Directors.

REPORTS

Daily Risk Management Reports

In accordance with the provisions of the Risk Management Agreement, the Independent Risk Manager shall render Daily Risk Management Reports in respect of Segregated Portfolio D, prepared and determined as of close of business of each Business Day. Each Daily Risk Management Report shall include, but not be limited to, the Indicative NAV, the Trading Level, the VaR (as defined below) and profit and loss information.

The Independent Risk Manager shall use all reasonable efforts to ensure that each such Daily Risk Management Report shall be prepared, determined and distributed to the Investment Manager no later than the Business Day immediately following the date of determination and in accordance with the provisions of the Risk Management Agreement.

Monthly Trading Advisory Reports

Pursuant to the Trading Advisory Agreement, the Trading Advisor shall render a monthly trading advisory report (each, a "**Monthly Trading Advisory Report**"), prepared and determined as of the last Business Day of each calendar month. Each Monthly Trading Advisory Report shall contain a brief summary of the performance of the "Diversified Trend Program" over that calendar month (or such part thereof, in respect of the first Monthly Trading Advisory Report to be prepared).

The Trading Advisor shall use reasonable efforts to deliver each Monthly Trading Advisory Report to the Company, the Investment Manager and the Shareholder of the Class D Ordinary Shares no later than two Business Days following the last Business Day of the relevant calendar month.

Daily Administration Reports

The Administrator shall render a daily report (each a "**Daily Administration Report**"), prepared and determined as of close of business of each Business Day. Each Daily Administration Report shall contain the following information):

(a) the total assets of Segregated Portfolio D;

(b) the balance outstanding in CF Trading Account D and each Class D Additional Trading Account (if any);

(c) the balance outstanding in Custody Account D;

(d) the Official NAV of each Class D Ordinary Share; and

(e) such other information in respect of Segregated Portfolio D as may be reasonably requested by the Company and approved by the Administrator (such approval not to be unreasonably withheld).

The Administrator shall use all reasonable efforts to distribute the Daily Administration Report to the Investment Manager and the Shareholders no later than the Business Day immediately following its date of determination.

RISK FACTORS

In addition to the risk factors contained in the Offering Memorandum, there are additional risks relevant to the Class D Ordinary Shares.

General Considerations

A substantial portion of the investments made by the Company in respect of Segregated Portfolio D will be made in forwards and futures contracts through margin trading accounts and therefore the investment the Class D Ordinary Shares may not be suitable for all investors.

Leveraged Investing through Margin Trading

The investments of the Company with respect to Segregated Portfolio D will be acquired through margin accounts. As a result, relatively minor movements in price may result in a significant drawdown in these investments. The Company may sustain a total loss of the initial amount of the margin funds and any additional funds that may be deposited with any of the Clearing Brokers. If there are changes in the prices of the relevant Financial Instruments, the Company may be called upon by any Clearing Broker to deposit a substantial amount of additional margin funds, on short notice, in order to maintain the margin limits. If the additional funds are not provided within the required time, the investments in the relevant Financial Instruments may be liquidated at a loss and the Company will be liable for the resulting deficit. However, leverage as expressed solely in terms of margin/available cash ratio is not necessarily in all cases a true reflection of risk. For example, an arbitrage position designed to take advantage of a temporary pricing anomaly may require margin to be placed on both sides of the trades, implying a high leverage profile, but the actual risk assumed in acquiring two offsetting highly correlated financial instruments is comparatively low.

Trading Activity

A substantial reduction in the assets of Segregated Portfolio D can reduce the trading activity of Segregated Portfolio D. If there are insufficient assets in Segregated Portfolio D to support its trading activities, there is a risk that the Company may suspend trading for the account of Segregated Portfolio D until the assets in Segregated Portfolio D increase to a certain level.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED. THE FOREGOING RISK FACTORS AND THOSE AS SET OUT IN THE OFFERING MEMORANDUM DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE OFFERING MEMORANDUM AND THIS ENTIRE SUPPLEMENT INCLUDING ALL ATTACHMENTS AND ALL DOCUMENTS REFERRED THERETO AND MUST CONSULT THEIR OWN PROFESSIONAL ADVISERS BEFORE DECIDING TO INVEST IN THE CLASS D ORDINARY SHARES.

GENERAL INFORMATION

The following contracts (not being contracts in the ordinary course of business) have or will be entered into by the Company in relation to the issuance of the Class D Ordinary Shares and are, or may be, material:

(a) the Trading Advisory Agreement;

(b) the Risk Management Agreement;

(c) the CF Trading Account Opening Agreements and any Additional Account Opening Agreements entered into from time to time; and

(d) other related documents.

Copies of the above documents will be available for inspection at any time during normal business hours on any day (excluding Saturdays, Sundays and public holidays) free of charge at the registered office of the Company in the Cayman Islands.

SCHEDULE

Trading Level Schedule

1. The Trading Advisor will use its reasonable efforts to set the Trading Level at any time as the product of the Segregated Portfolio D Multiple and the Total Assets of Segregated Portfolio D at such time.

2. If the Independent Risk Manager determines that because of the margin requirements it is impossible or impracticable for the Trading Advisor to implement the Segregated Portfolio D Multiple, the Segregated Portfolio D Multiple will be decreased to a lower number as determined by the Independent Risk Manager. This will be notified to the Trading Advisor at least one Business Day prior to the effective date of the implementation of this change. Thereafter, the Segregated Portfolio D Multiple will be increased to three as soon as the Independent Risk Manager determines that it is practicable to implement this number.

3. If, at any time, the VaR is greater than 10%, the Segregated Portfolio D Multiple will be decreased to a lower number as determined by the Independent Risk Manager such that the VaR will be less than or equal to 10%. This will be notified to the Trading Advisor at least one Business Day prior to the effective date of the implementation of this change. Thereafter, the Segregated Portfolio D Multiple will be increased to three if the VaR, calculated as if the Segregated Portfolio D Multiple is three, is less than or equal to 10% on five consecutive Business Days.

4. The Independent Risk Manager will use reasonable effort to notify the Trading Advisor of any subscriptions and/or redemptions no later than 12:00 a.m. Central European Time on the day at the end of which such subscriptions and/or redemptions will be effective.

The following terms shall have the following meanings:

"Total Assets", at any time means the total value of Segregated Portfolio D. The Trading Advisor will use its reasonable efforts to determine the Total Assets taking into account the daily Official NAV determined by the Administrator. The Trading Advisor will also use its reasonable efforts to take into account all subscriptions and/or redemptions which have been notified to it by the Independent Risk Manager.

"Segregated Portfolio D Multiple", as at close of business on any Business Day, means three, subject to any adjustments in accordance with paragraph 2 and 3 above.

"VaR" is the Value at Risk determined by the Independent Risk Manager based on the historical simulation method. This approach reconstructs 30 Business Days history of the current portfolio of Segregated Portfolio D using the actual closing prices of each market and implicitly takes into account the recent correlation among various instruments in Segregated Portfolio D and is expressed at a two standard deviations. It is the value at risk expressed as a percentage of the total value of Segregated Portfolio D.

ANNEX V

IMPORTANT INFORMATION IN REALTION TO THE OFFER OF THE NOTES IN Belgium

Potential investors should note that the Underlying Entity is not registered in Belgium pursuant to the act dated 20 July 2004 therefore securities issued by the Underlying Entity may not be offered to the public in Belgium.

TAXATION IN BELGIUM

Set out below is a summary of certain Belgian tax consequences of acquiring, holding and selling the Notes. This summary is not intended to be an exhaustive description of all relevant Belgian tax considerations and investors should consult their own tax advisors regarding such considerations in relation to their own particular circumstances. The description of certain Belgian taxes set out below is for general information only and does not purport to be comprehensive.

This summary is based on current legislation, published case law and other published guidelines and regulations as in force at the date of this Base Prospectus and remains subject to any future amendments, which may or may not have retroactive effect.

Belgian income tax

For Belgian tax purposes, interest includes any interest paid on the Notes as well as any amount paid in excess of the initial issue price upon redemption or purchase by the Issuer.

Belgian resident individuals

For individuals subject to Belgian personal income tax, and who are not holding Notes as professional investors, all interest payments (as defined in the Belgian Income Tax Code) will be subject to the tax regime described below. Interest payments include all payments made in excess of the issue price.

If interest is paid through a Belgian intermediary, such intermediary must withhold withholding tax. The current applicable withholding tax rate is 15 per cent.. No other personal income tax will be levied on this income. If no Belgian intermediary is involved in the interest payment, the investor must declare this interest as moveable income in his or her personal income tax return. Such income will, in principle, be taxed separately, currently at a rate of 15 per cent. (plus the applicable local surcharge).

Any capital gain upon a sale of Notes, not allocated to the professional activity of the individual, to a party other than the Issuer, except for that part of the sale price attributable to the pro rata interest component, is in principle tax exempt (unless the tax authorities can prove that the capital gain does not result from the normal management of a non-professional investment). The investor must declare the interest as income in his or her personal income tax return. Such income will in principle be taxed separately, currently at a rate of 15 per cent. (plus the applicable local surcharge), unless it can be demonstrated that such income will be subject to Belgian withholding tax upon maturity.

Losses on the Notes held as a non-professional investment cannot usually be deducted.

Belgian companies

Belgian companies subject to corporate tax are in principle entitled to an exemption from Belgian withholding tax on interest payments. However, for the exemption to apply certain formalities must be complied with.

For zero or capitalization bonds, the above exemption will not apply, unless the Belgian company and the Issuer are associated companies within the meaning of article 105, 6° RD/ITC. Nevertheless, Belgian companies are in principle entitled to set off Belgian withholding tax against their corporate income tax liability provided certain conditions are fulfilled.

For any Belgian company subject to Belgian corporate income tax, all interest and any gain on a sale of the Notes will form part of that company's taxable profit. Losses on the Notes are, in principle, tax deductible.

Other Belgian legal entities subject to the legal entities income tax

For other Belgian legal entities subject to the legal entities income tax, all interest payments (as defined by the Belgian Income Tax Code) will be subject to withholding tax, currently at a rate of 15 per cent. If this interest is paid through a Belgian intermediary, such intermediary will have to levy withholding tax, currently at the rate of 15 per cent. No other legal entities income tax will be levied on this income. If no Belgian intermediary is involved, the withholding tax must be declared and paid by the legal entity itself.

Any capital gain on a sale of the Notes to a party not being the Issuer will, in principle, be tax exempt, except for that part of the sale price attributable to the pro rata interest component. Such interest is subject to withholding tax, currently at the rate of 15 per cent. This withholding tax must be paid by the legal entity itself, unless it can demonstrate that the withholding tax will be paid at maturity.

Non-residents

Income from foreign debt instruments collected through a Belgian intermediary is subject to a 15 per cent. withholding tax.

However, a non-resident not holding the Notes through a Belgian establishment can obtain a withholding tax exemption for income on foreign Notes paid through the intervention of a Belgian financial institution, by a Belgian stock broker or by a Belgian recognized clearing or settlement institution, subject to certain formalities, provided the Notes are (i) held in full ownership or in usufruct and (ii) not held for professional purposes in Belgium.

Noteholders who are non-residents of Belgium for Belgian tax purposes, are not holding the Notes through a Belgian establishment and do not invest the Notes in the course of their Belgian professional activity should not incur or become liable for any Belgian tax on income or capital gains (save as the case may be, in the form of withholding tax) by reason only of the acquisition, ownership or disposal of the Notes.

In accordance with the Savings Directive and on the basis of the Belgian law of 17 May 2004, which implements the Savings Directive in Belgium, interest accrued and paid as from 1 July 2005 by a Belgian paying agent to an individual beneficial owner resident in a European Union Member State other than Belgium may be subject to a levy for the State of residence.

The rate of the levy is 15 per cent. for the first three years after the Law has become effective; 20 per cent. for the next three years and 35 per cent. thereafter (article 4 Law 17 May 2004). The law provides that this levy will not be retained if the beneficial owner presents to the paying agent a certificate issued in his or her name by the relevant tax authority of the Member State of which he or she is a resident (article 5 Law 17 May 2004). The levy for the State of residence also applies to interest paid through a Belgian paying agent to residents of certain dependant or associated territories.

Tax on stock exchange transactions

The sale and acquisition of the Notes will be subject to a tax on stock exchange transactions if executed in Belgium through a professional intermediary. The tax is generally due at a rate of 0.07 per cent. on each sale and acquisition separately, with a maximum of EUR 500 per taxable transaction. Exemptions apply for certain categories of institutional investors and non-residents. Transactions on the primary market are no longer subject to the tax on stock exchange transactions.

Savings Directive

Under the EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State.

However, during *a transitional period, Belgium, Luxembourg* and *Austria* are instead required to operate a withholding system in relation to such payments, unless they expressly elect otherwise during this transitional period. A number of non-EU countries and territories, including Switzerland, have adopted similar measures (being a transitional withholding system in the case of Switzerland).

The current withholding tax rate applicable to such payments is 15 per cent. However, this rate will increase to 20 per cent. after 1 July 2008 and then 35 per cent. after 1 July 2011.

END